06015983

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Foschini

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 16 2006
THOMSON FINANCIAL

FILE NO. 82- 04044

FISCAL YEAR 3/31-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 8/14/06

Rule 12g3 – 2(b)/FOSCHINI
LIMITED ~~333-6390~~
082-04044



3-31-06
AR/S

ANNUAL REPORT 2006







in an environment that is modern and friendly.

donna-claire FASHION IN SIZES 16-28

Offering stylish fashion for larger sized women.

fashion EXPRESS>>

A value fashion chain focusing on the value for money proposition.

Luella

A range of ladies footwear, handbags and accessories aimed at the middle to upper middle market.

Markham

Internationally inspired menswear of great quality and value, suitable for all occasions and daily experiences.

exact! wearever

Accessible fashion for everybody offering consistent quality and reassuring affordability with focused ranges that are easy to dress up or down.

sportscene

Provides the street-wise active youth in search of a more defined identity, a unique blend of freesport brands and urban style in their own environment.

TotalSPORTS

Top of mind sportswear destination giving the everyday athlete the inspiration to compete and perform by offering a range of international sports brands

SOUTH BE AN OUTSIDER

A modern, hi-tech, outdoor lifestyle and adventure destination offering a comprehensive and fashionable range of the latest brands and product innovation.

AMERICANSWISS YOU DESERVE IT

The leading contemporary jewellery retailer offering new and exciting merchandise for the aspirational, confident individual.

STERNS THE JEWELLER

A trusted jeweller offering stylish jewellery for special occasions, with an emphasis on gentle sophistication, sincerity, emotional warmth and romance.

MATRIX WATCHES • SUNGLASSES • CELLPHONES

Strong lifestyle orientation providing branded accessories aimed at a generally younger customer.

@home THE HOMEWARE STORE

Fashionable merchandise covering the Eat, Sleep, Bath, Cook and Live categories for the discerning homeowner.

@homelivingspace THE HOMEWARE STORE

Offering design-conscious consumers a comprehensive range of affordable contemporary furniture.

CONTENTS

The Group

Foschini Limited has the following operating divisions:

Retail

- Foschini, branded as Foschini, Donna Claire, Fashion Express and Luella;
- Markham;
- Exact!;
- The Sports Division, branded as Sportscene, Totalsports and DueSouth;
- The Jewellery Division, branded as American Swiss, Sterns and Matrix;
- @home, branded as @home and @homelivingspace;
- TFG Apparel Supply Company; and
- Foschini Retail Credit.

Financial Services

- RCS Personal Loans;
- RCS Cards; and
- RCS Private Label Cards.

The retail divisions retail clothing, jewellery, accessories, cosmetics, sporting and outdoor apparel and equipment, and homewares to the broad, middle-income group throughout southern Africa, mainly as a credit retailer. The ratio of cash sales to total turnover approximates 31%.

The financial services division offers pre-approved loans, mainly to qualifying customers of the group, and credit to customers of merchants outside of the group.

History

[illegible] company, which commenced trading in 1924, has been listed on the [illegible] Limited since 1 January 1941 and is regarded as one of the foremost [illegible] chain store groups in the country. The company's success is [illegible] driven by its desire to provide the right merchandise to the [illegible] target markets of all its trading divisions, and its skill in [illegible] this objective has resulted in a successful track record. The [illegible] group believes that teamwork coupled with professionalism in all [illegible] of retailing will continue to be the foundation for the future.

Mission

[illegible] mission is to retain leadership in cost effective and profitable [illegible] operations and to achieve significant growth through employee [illegible]ribution, innovative differentiation, new business development, [illegible]isition and aggressive expansion, including expansion across borders.

Values

Its values are:

- the maintenance of its integrity by being honest, open and ethical in all its dealings;
- a commitment to providing "exceeding service" to customers, and giving them value for money;
- the treatment of people with dignity and respect, ensuring a supportive and encouraging environment;
- the belief in equal opportunity and development for all, and fair reward to people according to responsibility, effort and performance; and
- the commitment to a self-critical professionalism, with visible and consistent standards and a constant search for performance improvement.

Financial Highlights and Share Performance

Foschini Group Annual Report 2006

Financial Highlights

	% change	2006	2005
Retail turnover (Rm)	21,8	**6 432,1**	5 279,3
Operating profit before finance charges (Rm)	30,1	**1 567,3**	1 204,8
Profit before tax (Rm)	29,8	**1 488,2**	1 146,4
Headline earnings (Rm)	28,7	**986,9**	767,0
Profit attributable to equity holders of Foschini (Rm)	28,7	**986,9**	767,0
Cash flow from operating activities (Rm)	(248,1)	**(128,4)**	86,7
Equity attributable to equity holders of Foschini (Rm)	25,1	**3 122,9**	2 496,8
Earnings per ordinary share* (cents)	28,8	**463,0**	359,6
Headline earnings per ordinary share* (cents)	28,8	**463,0**	359,6
Tangible net asset value per ordinary share** (cents)	25,0	**1 455,5**	1 164,8
Dividend per share (cents)	34,1	**220,0**	164,0
Share price (cents)			
– At year-end	63,9	**5 826**	3 555
– High	51,8	**6 225**	4 100
– Low	82,5	**3 240**	1 775
– Average	74,0	**4 612**	2 650
Market capitalisation (Rm)	63,9	**14 011,4**	8 549,7
Gross number of shares in issue (millions)		**240,5**	240,5
Net number of shares in issue (millions)		**212,6**	211,9
Closing US$ conversion rate		**6,21**	6,34
Average US$ conversion rate		**6,26**	6,31

* based on the weighted average number of shares in issue

** based on the net actual number of shares in issue

Share Performance

	2006	2005	2004	2003	2002
Market price per share (cents)					
– at year-end	**5 826**	3 555	1 995	1 070	699
– highest	**6 225**	4 100	2 140	1 212	830
– lowest	**3 240**	1 775	1 070	685	460
– average	**4 612**	2 650	1 724	970	655
Number of shares in issue (millions)	**240,5**	240,5	240,5	240,5	240,5
Number of beneficial shareholdings	**5 303**	5 349	3 960	2 938	2 232
Price/earnings ratio at year-end	**12,58**	9,88	8,41	6,60	7,95
Dividend yield	**3,1**	3,5	3,2	3,7	3,0
Number of shares traded during the year (millions)	**156,8**	178,0	149,2	162,3	145,0
Volume traded/number of shares in issue (%)	**65,2**	74,0	62,0	67,5	60,3
Market capitalisation (R millions)	**14 011,4**	8 549,7	4 797,9	2 573,3	1 681,1

Financial Statistics and Targets

	Medium-term target	**2006**	2005
Operating margin (%)	24,0	**24,3**	22,8
Return on average shareholders' equity (%)	35,0	**35,3**	33,5
Current ratio (times)		**3,1**	2,5
Debt equity ratio (%)	20,0	**16,9**	12,7
Finance charge cover (times)		**19,8**	20,6
Number of stores	1 500	**1 273**	1 233
Gross square metres	420 000	**354 747**	334 662
Stock turn			
– Jewellery Division		**1,91**	1,84
– @home		**2,31**	2,55
– Other		**3,31**	3,29



Retail Turnover

	% change	**2006 Rm**	2005 Rm
1 Foschini	19,2	**2 660,6**	2 231,7
2 Markham	21,4	**1 054,7**	869,0
3 Exact!	23,6	**592,4**	479,4
4 Sports Division	27,5	**904,7**	709,7
5 Jewellery Division	20,0	**893,4**	744,5
6 @home	33,2	**326,3**	245,0
	21,8	**6 432,1**	5 279,3


2006
1
2
3
4
5
6


2005
1
2
3
4
5
6

Foschini Limited

	2006		2005	
	No. of stores	**Turnover Rm**	No. of stores	Turnover Rm
Botswana	**5**	**28,1**	6	21,4
Eastern Cape	**99**	**497,4**	98	425,8
Free State	**90**	**356,1**	90	298,7
Gauteng	**306**	**1 983,0**	297	1 607,0
KwaZulu-Natal	**145**	**822,5**	147	680,7
Limpopo	**82**	**343,2**	79	272,0
Mpumalanga	**83**	**297,3**	83	243,2
Namibia	**45**	**151,9**	37	135,0
North West	**75**	**294,1**	72	241,4
Northern Cape	**42**	**191,5**	42	158,5
Swaziland	**4**	**9,6**	4	7,6
Western Cape	**297**	**1 457,4**	278	1 188,0
Total	**1 273**	**6 432,1**	1 233	5 279,3


Botswana
Limpopo
Mpumalanga
Gauteng
Swaziland
Namibia
North West
KwaZulu-Natal
Free State
Northern Cape



CORPORATE BOARD
Foschini Limited
GROUP MANAGING DIRECTOR
BOARD OF DIRECTORS
Foschini Group of Companies
OPERATIONS
Foschini
Foschini
Donna Claire
Fashion Express
Luella
Markham
exact!
Sports Division
Sportscene
Totalsports
DueSouth
Jewellery Division
American Swiss
Sterns
Matrix
@home
@home
@home-livingspace
TFG Apparel Supply Company
Foschini Retail Credit
Financial Services*
RCS Personal Loans
RCS Cards
RCS Private Label Cards
SERVICES
Group Finance and Administration
Foschinidata
Human Resources
Group Audit Services
Group Services
Group Property
Distribution and Logistics

*All divisions are wholly-owned, with the exception of the financial services division, in which the Standard Bank of South Africa Limited has a minority share.

Group Statistics and Definitions

Foschini Limited and its subsidiaries

YEARS ENDED	**2006**	2005	2004	2003	2002	2001	2000	1999	1998	1997
NO. OF WEEKS	**53**	52	52	52	52	52	53	52	52	52
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Profitability										
Retail turnover	**6 432,1**	5 279,3	4 410,0	3 880,6	3 289,9	2 980,5	2 646,5	2 514,3	2 399,3	2 256,5
Operating profit before finance charges	**1 567,3**	1 204,8	814,6	582,0	348,5	202,7	333,7	337,8	338,7	300,1
Profit attributable to equity holders of Foschini	**986,9**	767,0	516,9	359,5	199,9	116,0	233,3	211,2	193,0	165,1
Headline earnings	**986,9**	767,0	523,4	364,8	203,0	119,1	233,3	211,2	191,6	165,1
Balance Sheet										
Non-current assets	**1 541,7**	1 497,9	1 096,6	754,7	965,5	1 107,7	805,6	800,8	775,8	711,0
Current assets	**4 370,2**	3 422,1	2 794,1	2 630,6	2 120,6	1 781,3	1 797,2	1 517,6	1 461,9	1 249,8
Total assets	**5 911,9**	4 920,0	3 890,7	3 385,3	3 086,1	2 889,0	2 602,8	2 318,4	2 237,7	1 960,8
Equity attributable to equity holders of Foschini	**3 122,9**	2 496,8	2 291,4	2 077,0	1 830,1	1 775,1	1 755,7	1 544,3	1 349,0	1 156,0
Minority interest	**88,9**	16,0	10,1	5,1	8,6	–	–	–	–	–
Non-current liabilities	**1 269,0**	1 038,6	554,5	514,7	625,2	599,3	376,2	324,7	415,8	397,2
Current liabilities	**1 431,1**	1 368,6	1 034,7	788,5	622,2	514,6	470,9	449,4	472,9	407,6
Total equity and liabilities	**5 911,9**	4 920,0	3 890,7	3 385,3	3 086,1	2 889,0	2 602,8	2 318,4	2 237,7	1 960,8
Cash flow statement										
Cash flows from operating activities	**(128,4)**	86,7	289,9	288,3	121,4	66,1	159,0	271,9	135,4	184,7
Cash flows from investing activities	**(174,3)**	(348,9)	(295,3)	(155,1)	(166,6)	(370,2)	43,6	(45,3)	(80,4)	(84,6)
Cash flows from financing activities	**329,0**	269,2	7,4	(132,8)	46,7	352,2	(83,8)	(236,4)	(56,6)	(98,0)
Net increase (decrease) in cash	**26,3**	7,0	2,0	0,4	1,5	48,1	118,8	(9,8)	(1,6)	2,1
Cash at the beginning of the year*	**36,2**	29,2	27,2	26,8	175,3	127,2	8,4	18,2	19,8	17,7
Cash at the end of the year)*	**62,5**	36,2	29,2	27,2	176,8	175,3	127,2	8,4	18,2	19,8

*The figures from 1997 to 2002 comprise cash and cash equivalents, whereas those for 2003, 2004, 2005 and 2006 comprise cash only.

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Performance measures/ratios										
Turnover growth (%)	**21,8**	19,7	13,6	18,0	10,4	12,6	5,3	4,8	6,3	3,4
Operating margin (%)	**24,3**	22,8	18,5	15,0	10,6	6,8	12,6	13,4	14,1	13,3
Debt equity ratio (%)	**16,9**	12,7	4,0	8,6	17,1	15,1	3,0	–	–	17,2
Total liabilities to total equity (times)	**0,84**	0,96	0,69	0,63	0,68	0,63	0,48	0,50	0,56	0,67
Current ratio (times)	**3,05**	2,50	2,70	3,34	3,41	3,46	3,82	3,38	3,09	3,07
Headline earnings per ordinary share (cents)*	**463,0**	359,6	237,1	162,2	87,9	50,1	100,1	91,2	82,7	71,3
– Change (%)	**28,8**	51,7	46,2	84,5	75,4	(50,0)	9,8	10,2	16,1	(27,4)
Tangible net asset value per ordinary share (cents)	**1 455,5**	1 164,8	1 039,1	917,8	803,4	731,6	752,9	667,0	582,6	499,3
Market capitalisation (Rm)	**14 011,4**	8 549,7	4 797,9	2 573,3	1 681,1	1 190,5	3 196,1	2 917,4	4 451,5	3 495,6

Foschini Limited and its subsidiaries

YEARS ENDED NO. OF WEEKS	**2006** **53**	2005 52	2004 52	2003 52	2002 52	2001 52	2000 53	1999 52	1998 52	1997 52
Statistics										
Number of ordinary shares in issue (millions)	**240,5**	240,5	240,5	240,5	240,5	240,5	235,0	231,5	222,6	211,9
Number of ordinary shares on which headline earnings per share calculated (millions)	**213,1**	213,3	220,7	224,9	231,0	237,9	233,2	231,5	231,5	231,5
Net number of ordinary shares on which net asset value per share calculated (millions)	**212,6**	211,9	218,4	223,6	226,3	240,5	233,2	231,5	231,5	231,5
Number of stores	**1 273**	1 233	1 197	1 188	1 185	1 207	1 088	1 069	1 013	971
Floor area (gross m²)	**354 747**	334 662	323 459	317 381	310 166	309 188	272 152	260 371	252 266	240 023



Notes

When an accounting policy has been changed, comparative figures have been restated in accordance with the new policy.

* Up to 1999, comparative figures were restated in terms of the increased number of shares in issue resulting from subdivisions and capitalisation issues. From 2000, this figure has been calculated using the weighted average number of shares in issue, without restatement of prior year figures.

Definitions

Comparable
As the current year comprises 53 weeks, all references to "comparable" refer to 52 versus 52 week comparisons

Current ratio
Current assets divided by current liabilities

Debt equity ratio
Interest-bearing debt and short-term loans, reduced by preference share investment and cash, expressed as a percentage of total equity

Gross square metres
Comprise the total leased store area including stockrooms

Headline earnings
Net income attributable to ordinary shareholders adjusted for the effect, after tax, of exceptional items

Headline earnings per ordinary share
Headline earnings divided by the weighted average number of shares in issue for the year

LSM
Refers to the SAARF Universal Living Standards Measure which is a unique means of segmenting the South African market by dividing the population into 10 LSM groups, 1 (lowest) to 10 (highest). Refer table alongside

Market capitalisation
The market price per share at the year-end multiplied by the number of ordinary shares in issue at the year-end

Same store
Stores which have traded for the full current and previous financial years out of the same trading area

Tangible net asset value per ordinary share
Total net asset value, excluding minorities, excluding goodwill and trademarks, divided by the net number of ordinary shares in issue at the year-end

Operating margin
Operating profit before finance charges expressed as a percentage of retail turnover

SAARF Living Standards Measure (LSM)*	Population	% Population 2003	% Population 2005	Average monthly household income (R)
LSM 1	2 317 000	9,5	7,6	905
LSM 2	3 745 000	13,1	12,2	1 093
LSM 3	3 979 000	14,4	13,0	1 417
LSM 4	4 582 000	14,0	14,9	1 870
LSM 5	4 132 000	12,8	13,5	2 495
LSM 6	4 451 000	13,2	14,5	4 207
LSM 7	2 174 000	6,5	7,1	6 466
LSM 8	1 609 000	5,9	5,2	9 247
LSM 9	1 971 000	5,5	6,4	11 951
LSM 10	1 695 000	5,1	5,5	18 955

* Source: SAARF AMPS 2005

Five Yearly Review 1980 – 2006



Total Equity


Millions of Rands
3 500
3 000
2 500
2 000
1 500
1 000
500
0
36,7
80,4
250,1
990,7
1 775,1
3 211,8
1980
1985
1990
1996
2001
2006

Earnings per Ordinary Share*


Cents
500
450
400
350
300
250
200
150
100
50
0
5,2
7,4
33,6
98,3
48,8
463,0
1980
1985
1990
1996
2001
2006

Attributable Earnings


Millions of Rands
1 000
900
800
700
600
500
400
300
200
100
0
11,4
16,3
74,8
227,5
116,0
986,9
1980
1985
1990
1996
2001
2006

Retail Turnover


Millions of Rands
7 000
6 000
5 000
4 000
3 000
2 000
1 000
144,9
279,7
821,9
2 183,3
2 980,5
6 432,1
1980
1985
1990
1996
2001
2006

Number of Stores


1 400
1 200
1 000
800
490
593
664
945
1 207
1 273
1980
1985
1990
1996
2001
2006

* Comparative figures have been restated in terms of the increased number of shares in issue resulting from subdivisions and capitalisation issues. Where applicable, earnings are shown before extraordinary/exceptional items.

From 2000 earnings are based on the weighted average number of shares in issue.





Directorate

Board of Directors of Foschini Limited

Executives



D M Polak (57)

Appointed in 1996
Joined the group in 1969

0 ^



R Stein (56)
BComm, CA(SA)

Appointed in 1999
Joined the group in 1996

^

Independent Non-executives



E Osrin (73) * + # 0 ^

Chairman
Appointed in 1978
Also a director of
Allan Gray Property Trust Management Ltd,
Atlas Properties Ltd and
New Clicks Holdings Ltd



D M Nurek (56) * + # 0

Deputy Chairman
Appointed in 1990. Also a director of
Allan Gray Property Trust Management Ltd,
Aspen Pharmacare Holdings Ltd,
Business Connexion Group Ltd,
Distell Group Ltd, Lewis Group Ltd,
New Clicks Holdings Ltd,
Pick 'n Pay Stores Ltd,
Sun International Ltd, Trencor Ltd, JCI Ltd,
Western Areas Ltd and Randgold and
Exploration Co. Ltd



S E Abrahams (67) * 0
FCA, CA(SA)

Appointed in 1998
Also a director of
Investec Bank Ltd, Investec Ltd,
Investec PLC,
Investec Securities Ltd,
Phumelela Gaming and
Leisure Ltd,
Bluefin Investments Ltd and
Super Group Ltd



L F Bergman (62)
BSc(Chem.Eng.), MSc(Ind.Adm.)
Appointed in 2002
Also a director of
Super Group Ltd



M Lewis (47)
BA(Econ)(Hons)
Appointed in 1989



W V Cuba (51)
BSc(Survey), BSc(Info.Systems), MBA
Appointed in 1998
Also a director of Mustek Ltd,
Safika Holdings (Pty) Ltd,
Stanlib Ltd and
Fidelity Insurance Ltd



N H Goodwin (66) *
Appointed in 1989



Prof. F Abrahams (43) + ^
BEcon(Hons), MComm, DComm
Appointed in 2003
Also a director of
Lewis Group Ltd

Committees

Audit Committee
S E Abrahams (Chairman), E Osrin, D M Nurek, N H Goodwin

Remuneration Committee
E Osrin (Chairman), Prof. F Abrahams, D M Nurek, C J Ginsburg (Consultant)

Risk Committee
D M Nurek (Chairman), E Osrin, D M Polak, R Stein, A D Murray (Director, Operating Board)

Nominations Committee
E Osrin (Chairman), D M Nurek, S E Abrahams, D M Polak

Transformation Committee
E Osrin (Chairman), Prof. F Abrahams, D M Polak, R Stein, MC Park (Former Director – Operating Board. Resigned 31 December 2005), G S Naidoo (General Manager – Group Human Resources. Appointed June 2005)

- * Member of the Audit Committee
- + Member of the Remuneration Committee
- # Member of the Risk Committee
- 0 Member of the Nominations Committee
- ^ Member of the Transformation Committee

Operating Board and Executive Management

Foschini Limited



FOSC

Operating Board from left to right

R Stein (56) BComm, CA(SA) Group Financial Director Joined the group in 1996	**S N Bowley** (44) BBus.Sc(Hons) Managing Director – Foschini Stores Joined the group in 1987	**H B Godfrey** (51) Managing Director – @home Joined the group in 1994

Executive Management

A R Bisogno (48)
Managing Director – Exact!
Joined the group in 1978

S E Eagle (47)
Managing Director – TFG Apparel Supply Company
Joined the group in 1998

M Mendelsohn (47)
Managing Director – Sports Division
Joined the group in 1982

K L Schreuder (53)
BA(Econ)
Managing Director – Jewellery Division
Joined the group in 1976

B J Curry (44)
Managing Director – Foschinidata
Joined the group in 1988

D B Gedye (47)
Managing Director – Markham
Joined the group in 1979

G S Naidoo (38)
BSoc.Sc(Hons), MA(Ind.Psych.)
General Manager – Group Human Resources
Joined the group in 2005

K Westvig (35)
BBusSci
Managing Director – Financial Services
Joined the group in 1994

D M Polak (57)
Managing Director
Joined the group in 1969

P S Meiring (50)
Managing Director –
Foschini Retail Credit
Joined the group in 1983

A D Murray (49)
BA, CA
Retail Director – Jewellery Division,
Markham, Exact! and Sports Division
Joined the group in 1985



Overview

I am delighted to report that this has been another very good year for our group, with a 28,8% growth in headline earnings per share, which follows compounded growth in the past four years of 63,7%. I must congratulate and thank our managing director Dennis Polak, his management team and our entire staff of over 14 000 for their fine efforts, dedication and commitment.

For the first time our group has achieved turnover in excess of R6 billion. The phenomenal growth achieved over the past number of years is best illustrated by comparing our pre-tax profit which has grown this year to R1,49 billion from R282,8 million in 2002. Foschini Limited, ranked by market capitalisation, is just outside the ALSI 40 and is on the JSE's "watch list" for inclusion in this index.

Having regard to the strength of the economy and our business, as well as our very strong balance sheet and cash flow, we have reduced our dividend cover this year from 2,2 to 2,1 times, resulting in the total dividend for the year being increased by 34,1% to 220 cents per share.

Our group's return on equity has increased further to 35,3%, which is indeed impressive by world standards.

Economy

Notwithstanding the strong economy over the last five years and the adverse effect of the continued increases in the petrol price, our optimism and GDP outlook for the future remains positive which is supported by strong business and consumer confidence. There has been, and continues to be, a continual upward shift in the income demographics of consumers, as reflected in the living standards measurement (LSM), particularly in so far as our market is concerned. This is particularly dominant in the emerging black middle class. Employment growth, improving confidence across racial groups and government infrastructure spend of R332 billion over the next two years all bode well for the economy as a whole. These factors, combined with low inflation, tax cuts in the March budget, real wage increases of the consumer and the continued economic stability have all resulted in the continual increase in the disposable income of consumers.

In addition interest rates, which are at 25-year lows, are expected to only marginally increase during the next few years. Consumer confidence and spending are expected to remain strong for some time, as the favourable economic cycle continues, and the aspirations of many of our customers, particularly in the emerging middle class of our community, continue to grow at a rate faster than the growth of the economy as a whole.

As a result of the low interest rate cycle, the ratio of household debt payments to disposable income only edged higher in calendar year 2005 to around 7%, up from 6,5% the previous year. It remains far below the recent peaks of well above 10%.

Our Operating Environment

Our new democracy has continued to evidence political stability in South Africa that is most gratifying and beneficial for doing business. New consumer credit laws have been passed and will carry benefits for credit-based business by encouraging responsible lending practices at fair rates.

This year we acquired over 5,5 million South African-made garments which is more than ever before in the history of the group. We will continue to grow our local supply base, thereby promoting the local clothing manufacturing industry, and in the process provide employment for many in the garment manufacturing industry.



Staff and Succession

Our group's greatest asset continues to be its current excellent management. To ensure that this situation continues in the years ahead, we continue to pay considerable attention to retention and succession planning in all facets of our business.

Community Responsibility

We remain committed to achieving a balance between economic performance and the part we can and must play for our society and the community in which we operate. We are very mindful of the critical role that business has to play in the upliftment of the community and for this reason we are committed to continuing investment in the development of society. We make charitable donations to well over 100 national and local non-governmental organisations with our primary focus areas being education, job creation, staff bursaries, poverty alleviation, welfare and combating HIV/AIDS. During the year we donated an additional R10 million to the Foschini Foundation to further support our group's corporate social investment (CSI) efforts. Full details of our CSI endeavours are covered in the sustainability section of this report.

Black Economic Empowerment (BEE)

Our transformation committee, established last year with myself as Chairman, has the task of driving the group's BEE strategy into the future. Various internal transformation subcommittees have been formed in order to tackle the various pillars of BEE and to ensure that our group plays its rightful role in the development of historically disadvantaged communities. In the Financial Mail's top empowerment companies report of 2006, our group once again fared well when benchmarked against our industry peers.

Governance

Your directors consider responsible corporate governance as integral to the success of the company, and our commitment thereto is outlined in our corporate governance report, which appears elsewhere in this document.

Looking Ahead

Though mindful of recent turbulence in financial markets, and having regard to the economic factors referred to above and a meaningful increase in sales in the first seven weeks of the new financial year, we are confident in the absence of unforeseen circumstances, that the company will enjoy another year of good growth, although not at the same rate achieved last year, due to the very high base established over the past five years.

Thanks

On behalf of my board I wish to extend appreciation and thanks to:

- all employees for their continued excellent performance during the year;
- our customers for their continued and growing support;
- our shareholders for their continued confidence in the group;
- our suppliers, advisers and business associates for their co-operation and contribution to the continued growth of the business; and
- my fellow directors for their ever ready support, guidance and valuable input.



Eliot Osrin
Chairman
25 May 2006



Group Overview

Following compound growth in headline earnings per share in the past four years of 63,7% per annum, this year's growth of 28,8% against our previous high base is extremely pleasing.

In the strong economic climate of recent years, our group has successfully continued with its strategy of reinventing, extending and revitalising our brands. Our stores remain world-class in regard to their appearance and layout, systems, merchandise offering and customer service. Our staff is at the heart of our success and I am very pleased to report that the calibre of our staff continues to improve year on year.

Trading Environment

The past five years have been very good for the consumer. The political stability in our country combined with the low interest rate environment and low inflation, has assisted retailers to produce above normal results. In addition, the growth of the emerging black middle class has enabled the retail environment to grow at a faster rate than the overall economy, which is evidenced by our comparable turnover growth for the 52 weeks of 19,1% compared to the product inflation rate in our company of approximately 3%.

We have learnt during the past few years to manage our business in periods of low inflation by ensuring that our expenses grow at a much lower rate than our turnover.

Whilst these favourable trading conditions are expected to continue, our areas of concern for the next few years are twofold. Firstly the excessive credit granted to consumers in anticipation of the National Credit Act (No. 34 of 2005), which if not properly managed, could potentially affect good credit customers. Secondly, due to the proliferation of new shopping centres in the country, trading space has increased and continues to increase at rates which may not be sustainable. Our group has been cautious in acquiring additional floor space, but in many instances we are committed to moving into larger shopping centres, in order to maintain our market share. Whilst this is fine in the current buoyant climate, it may prove to be a disadvantage when the economy cools down, as it eventually must do.

Financial Performance

Whilst our group's detailed financial performance for the year is set out in the Financial Director's Report, I would like to draw attention to the following highlights:

- Record sales of R6,4 billion, an increase of 21,8% over the previous year, on our product inflation of approximately 3% and a floor space increase of only 7,1%, most of which came on-stream towards the end of the financial year.
- Operating margin of 24,3%, which is the highest ever achieved.
- Net profit before tax of almost R1,5 billion.
- Net profit after tax for the first time exceeding R1 billion.
- An increase in the annual dividend of 34,1%.
- An increase in our group's return on equity to 35,3%.

Trading Performance

The lower interest rate environment and buoyant trading conditions experienced in the first half of the financial year continued into the second half and all our divisions performed well. Sales and sales growth in the various divisions were as follows:

	No. of stores	Sales Rm	% Change
@home	41	326,3	+33,2
Exact!	170	592,4	+23,6
Foschini	356	2 660,6	+19,2
Markham	208	1 054,7	+21,4
Jewellery Division	308	893,4	+20,0
Sports Division	190	904,7	+27,5
Total	1 273	6 432,1	+21,8

Total comparable same store sales for the year grew by 14,9% with apparel growing 12,4%, cosmetics 24,0%, cellphones 32,6%, jewellery 14,8% and homewares 5,7%. During the year the group's trading area grew by 7,1% with 81 new stores opened and 30 stores closed across all divisions.

Our gross margins were marginally down on the previous year, primarily as a result of a change in the sales mix, with cellphones and cosmetics growing at a higher rate than our other products.

Whilst the positioning, performance and strategy of our trading divisions are outlined in some detail later in this report, I would like to comment on some of the highlights of each division.

The Foschini division traded above budget with same store growth of 11,2%, whilst clothing and footwear sales this year exceeded R2 billion for the first time. Cosmetic sales continue to grow very well and we are now the second largest retailer of cosmetics in South Africa. The new-concept Foschini stores continue to perform well-above the chain average and now represent 60% of the brand's total turnover. The newly-created standalone footwear and accessory chain, Luella, offering mid-range footwear, handbags and accessories was launched with good success during November last year and will be further expanded.

The **Markham division**, which underperformed our other clothing divisions in the first half of last year, continues with its greatly improved trading and achieved comparable same store growth of 19,4%. The repositioning of the Markham brand which started in 2005 has been extremely successful with the like-for-like new format Markham stores growing turnover in excess of 40% for the year. The new-format stores will be further aggressively rolled out.

The RJL brand – its unisex fashion division – is competing head-on with our Sportscene and Foschini junior divisions and although profitable, will be phased out during the next financial year. Its real estate will be converted, in the main, into Luella stores which have a much greater rollout potential and trade at a higher gross margin.

The **Exact! division** continues to go from strength to strength. Sales densities continue to improve and are now in excess of R14 000 per square metre, with new-format stores exceeding R20 000 per square metre. This chain has now found its niche in the market, achieving very strong sales growth of 23,6% and comparable same store growth of 19,7%.

Its performance since its restructure from our old Pages division has been truly remarkable.

The **Sports division**, trading as Sportscene, Totalsports and DueSouth, continues to maintain a position of leadership in the sports lifestyle retail market with clear brand differentiation for each of its three brands. This division has experienced another successful and exciting trading year with a growth in turnover of 27,5%. Its DueSouth division which now consists of 14 stores, is growing from a new venture into a well-accepted outdoor lifestyle brand and should become even more established in the years ahead.

Our **Jewellery division**, comprising American Swiss, Sterns and Matrix remains the undisputed market leader in the country. Total sales growth of 20,0% achieved by this division is extremely pleasing. With fewer than 30% of the economically active population in our country having purchased jewellery in the past 12 months, the opportunity for this division to further penetrate the market is enormous.

Our relatively new **@home division** increased its store base to 41 during the year and achieved turnover of R326,3 million. Its first two lifestyle stores branded as @homelivingspace which opened in October and November 2005 have been extremely well received in the marketplace. In the foreseeable future, annual turnover in this division should exceed R1 billion.

Our **Retail credit division**, which has inter alia responsibility for the group's accounts receivable function, has had another highly successful year with solid growth in advances, lower levels of delinquency and improved collections. Our retail debtors book, comprising 2,08 million active accounts and amounting to R2,12 billion, increased by 21,3% on credit turnover growth of 20,7%. Notwithstanding the buoyant consumer market, the group's conservative credit granting policies continue to be applied. Whilst there have been continued improvements in our debtors book, there are signs that its performance has now plateaued, albeit at extremely good levels.

Financial Services

Our **Financial services division** comprises RCS Personal Finance, our group's personal loans business, and RCS Cards, which offers credit to customers of merchants outside of the group. This division, under the direction of a young and dynamic team continued to show phenomenal growth during the year, growing its pre-tax profits by 30,4%. Our sale of a minority stake in this business to the Standard Bank of South Africa Limited (SBSA), which was only consummated last November will open new business opportunities to our group and assist us in gaining a foothold in new markets. As from 1 April 2006, our group's shareholding in this division is 65%. SBSA has the right to acquire a further 10% in April 2007, which will result in our shareholding decreasing to 55%.

Prospects

We anticipate opening in excess of 80 new stores across all divisions in the year ahead. The continued low inflation and relatively low interest rate environment, together with the favourable economy continue to benefit consumer confidence. Turnover for the first seven weeks of the new financial year has remained strong across all divisions and is well ahead of budget. In the absence of unforeseen circumstances, though mindful of recent turbulence in financial markets, we remain confident about trading in the year ahead and expect to be able to produce another year of good growth.

Thanks

At the end of December Malcolm Park, a director of the operating board, who headed up our human resources division, retired after 32 years with the group. Malcolm was an extremely valuable member of our management team and was instrumental in the development of our human resources division into what it is today. Malcolm leaves with our thanks and gratitude for the part that he has played in the development of our group over such a long time and I wish him all the very best in his retirement. We are pleased to welcome Shani Naidoo as the general manager of our human resources division, who we are confident will continue to build on his strong foundations.

The strong performance of our group over the past number of years reflects the dedication and commitment of our various management teams and our entire staff complement of 14 131 people. Our continued good performance can be attributed to the quality of our staff and I extend to each and every one of them my sincere appreciation for a job well done.

Thanks are also due to all the members of the board for their wisdom, guidance and direction.

To our shareholders, thank you for your support and we trust that your loyalty will continue to be rewarded. Finally, a word of appreciation goes to our suppliers, advisers, corporate stakeholders and customers.

Dennis Polak
Managing Director
25 May 2006







Overview

Our group has once again had a very good year delivering excellent results against the high base set in the previous four years. Most key financial indicators improved from the previous year.

Key performance indicators for the year ended 31 March

	2006	2005
Turnover (Rm)	**6 432,1**	5 279,3
Turnover growth	**21,8%**	19,7%
Gross margin	**42,4%**	43,2%
Operating margin	**24,3%**	22,8%
Profit before tax (Rm)	**1 488,2**	1 146,4
Profit before tax growth	**29,8%**	51,6%
Profit after tax (Rm)	**1 009,0**	777,8
Headline earnings per share (cents)	**463,0**	359,6
Headline earnings per share growth	**28,8%**	51,7%
Dividend per ordinary share (cents)	**220,0**	164,0
Dividend per ordinary share growth	**34,1%**	74,5%
Return on average equity	**35,3%**	33,5%
Gearing	**16,9%**	12,7%
Net asset value per share (cents)	**1 455,5**	1 164,8
Stock turn (times)		
– jewellery	**1,91**	1,84
– @home	**2,31**	2,55
– other	**3,31**	3,29

Accounting Policies and Standards

The annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) for the first time.

The disclosures required by IFRS 1 concerning the transition from South African Statements of Generally Accepted Accounting Practice (SA GAAP) to IFRS are set out in note 2 to the annual financial statements.

These changes comprise:

- In terms of an exemption provided in IFRS 1 the fair value of buildings at the transition date was adopted as the deemed cost and the applicable depreciation adjusted accordingly. In order to determine depreciation, the useful lives and residual values of properties will be reviewed on an annual basis.
- In terms of IFRS 2 share options granted to employees after 7 November 2002 are valued using a binomial valuation model and this value is charged to the income statement over the expected life of the option. The liability raised at the transition date amounted to R9 million, and an amount of R19,0 million was recognised in the income statement in the current year.
- In terms of IFRS 3 goodwill is no longer amortised and is now stated at its carrying value at 1 April 2004. This carrying value is reviewed annually for impairment. No impairment was deemed necessary in the year under review.

In preparing the opening IFRS balance sheet, comparative information previously reported in accordance with SA GAAP has been adjusted. Details of such adjustments can be found in note 2.

In addition, in terms of IAS 17 (Leases), escalations in operating lease rentals are no longer recognised in the periods they are actually incurred, but are now charged in the income statement on a straight-line basis over the term of the leases. Refer to note 28.

Income Statement

Retail turnover

Retail turnover of R6,4 billion for the 53 weeks, for the first time exceeded the R6 billion mark – an increase of 21,8% compared to the 52 weeks in the previous year. Comparable turnover growth for the 52 weeks was 19,1%. The buoyant sales growth of 20,8% achieved in the first half continued into the second half with second half sales growth of 22,7%.

All product lines performed well with apparel growing 19,0%, jewellery 18,0%, cellphones 39,2%, cosmetics 35,5% and homewares 32,7%. All our divisions performed well, once again substantially above our product inflation rate of approximately 3%.

Trading area in the first six months of the year grew by 3,8%, but accelerated towards the end of the financial year reaching a total of 7,1% for the year as a whole, most of which came on-stream towards the end of the financial year.

During the year the cash sales as a percentage of total sales increased from 30,2% to 30,8%.

Retail turnover by division for the years ended 31 March			
	2006 Rm	2005 Rm	% change
Foschini	**2 660,6**	2 231,7	19,2
Markham	**1 054,7**	869,0	21,4
Exact!	**592,4**	479,4	23,6
Sports	**904,7**	709,7	27,5
Jewellery	**893,4**	744,5	20,0
@home	**326,3**	245,0	33,2
Total	**6 432,1**	5 279,3	21,8

Our gross profit percentage decreased by 0,8% from 43,2% to 42,4%, primarily as a result of a change in the sales mix where this year, cell phone and cosmetic turnover grew at 39,2% and 35,5% respectively. Gross margins in these categories are lower than our other product lines.

Expenses

During the year expenses were contained, having regard to the capacity issues experienced by our group over the last few years where volume growths have been well in excess of 20% per annum.

Total net expense growth for the year was 14,9%. This increase is *mainly due to ongoing store improvements, refurbishments and* expansion through new stores which was significantly higher this year resulting in a 7,1% increase in floor space. The annual depreciation charge of R148,9 million increased by 19,8%.

Store occupancy costs, the group's second biggest operating cost increased by 14,0% to R459,6 million, and, as a percentage of sales at 7,1%, is lower than last year. The increase in this cost is due mainly to the opening of new stores as well as additional rentals being paid in terms of turnover clauses in certain of our lease agreements. During the year 81 new stores were opened whilst 30 older stores were closed. In addition 24 stores were enlarged whilst 19 were relocated.


TEMPO

The accounting treatment of lease rentals has been modified to accord with IAS 17 (Leases) *which requires that escalations in operating lease* rentals are no longer recognised in the periods they are actually incurred, but are now charged in the income statement on a straight-line basis over the term of the leases. This year an amount of R6,8 million was released from the operating lease liability.

Employment costs of R865,8 million are our group's biggest operating cost and increased by 14,2% over the previous year.





The increase in these costs is due to normal staff salary increases, the appointment of new staff to service the new store openings, as well as to fill positions necessary in terms of our group's capacity issues. Incentive bonuses which are paid in line with the group's performance amount to R51,9 million this year, up from R48,6 million last year. This year again, all staff members, including store staff, received performance bonuses.

In terms of IFRS 2, share options (share-based payments) granted to employees after 7 November 2002 are now valued using a binomial valuation model and this value is charged to the income statement over the expected life of the option. An amount of R19,0 million was recognised as an expense in the current year.

Included in net other operating costs of R327,9 million are the group's net bad debt writeoffs. Details of our group's credit operations are dealt with more fully in the review of Foschini Retail Credit elsewhere in this report.

Interest paid increased to R79,1 million primarily as a result of increased working capital requirements and an investment made during the year in two new distribution centres.

Profit before tax
As a result of operational efficiencies profit before tax of R1,49 billion increased by 29,8% on an increased turnover of 21,8%. It is significant that for the first time, the pre-tax profit of our group is almost R1,5 billion.

In addition, our group's operating margin increased still further to 24,3% from 22,7% in the previous year exceeding our revised medium-term objective of 24%.

Taxation
The group's effective tax rate remained at 32,2%. Details are contained in note 25.

Earnings
Headline earnings increased by 28,7% from R767,0 million to R986,9 million, whilst headline earnings per ordinary share increased from 359,6 cents to 463,0 cents per share, an increase of 28,8%. Headline earnings per share has been calculated on the weighted average number of ordinary shares in issue of 213,1 million, marginally down from 213,3 million in the prior year.

As a result of our increased earnings, the group's return on equity improved to 35,3% from 33,5% last year.

Dividends
A final dividend of 140 cents per share has been declared, and together with the interim dividend of 80 cents per share, the total dividend for the year is 34,1% higher than the previous year's. Having regard to the group's financial performance and cash flow, the dividend cover has been further reduced from 2,2 to 2,1 times headline earnings per share.

Balance Sheet
Equity
The group's attributable equity increased to R3 122,9 million from R2 496,8 million, translating into tangible net asset value of 1 455,5 cents per share. At the financial year-end treasury shares held by subsidiaries, including the share trust, amounted to 27,9 million shares, representing 11,6% of the total issued shares.

Minority interest
The minority interest of R88,9 million relates to the minority shareholding in our financial services division, RCS Investment Holdings (Pty) Ltd (RCSIH). At the financial year-end our group's shareholding in this division was 75% with the balance being held by the Standard Bank of South Africa Limited (SBSA). As we announced on SENS on 29 August 2005, SBSA acquired an initial 25% of RCSIH with an option to acquire an additional 20% in the future, half of which was exercised on 1 April 2006. SBSA have an option to acquire the remaining 10% in April 2007, which if exercised will reduce the group's holding in this division to 55%. See note 15 for further detail.

Assets
Property, plant and equipment of R600,8 million increased from R473,4 million primarily as a result of the opening of new stores, the introduction of new IT systems, and an amount of R60,7 million in respect of two new distribution centres that were completed during the year. The group now has sufficient distribution capacity for the foreseeable future.

In the 2007 financial year the group will extend one of its head office buildings at an estimated cost of R29 million to accommodate the additional staff required for our growing businesses.

The group elected to utilise the exemption in terms of IFRS 1 – First-time adoption – whereby the fair value of buildings at the transition date was adopted as the deemed cost and the applicable depreciation adjusted accordingly.

Trade receivables

The group's net trade receivables increased by 21,3% to R2 116,6 million on credit turnover growth of 20,7%, reflecting a very sound trade receivables book. Whilst there have been continued improvements in our debtors book, reflected in a reduction in net bad debts and improved collections, there are signs that these performance indicators have plateaued, albeit at extremely good levels. Notwithstanding the buoyant consumer market experienced in the last few years, the group's conservative credit granting policies continue to be applied.

Inventory

Inventory on hand increased by 19,6% to R1 090,8 million from R912,1 million. Stock turn in respect of jewellery at 1,91 was an improvement over the previous year's 1,84, whilst the stock turn on other merchandise of 3,30 also improved slightly from 3,29 the previous year. As a result of the opening of our two large @homelivingspace stores selling contemporary furniture in addition to the normal @home merchandise, stock turns in this division deteriorated marginally to 2,31 from 2,55 the previous year.

Financial services

Our financial services division comprises RCS Personal Finance, our group's personal loans business, RCS Cards and RCS Private Label Cards, which offers credit to customers of merchants outside of the group. This division continued with its impressive performance with growth in profit before tax of 30,4% over last year.

As a result of the growth in this division, the loan receivables reflected under both non-current and current assets increased by 24,1% to R817,5 million whilst the private label card receivables increased by 64,6% to R480,1 million. Our group's non-retail receivables now total R1 297,6 million. Bad debts in this division continue to be very well managed and the net bad debt experienced remained low as reflected in more detail in the review of Financial Services.

This division currently represents 17% of our group's profit before tax, consistent with last year. It is anticipated that this will grow in the years ahead to around 20%.

Debt profile

Our group's operations are financed primarily by means of its own cash flow as well as banking facilities. This debt, offset by the group's "near cash" preference share investment of R200 million, represents net gearing of 16,9%, which is below our group's medium-term objective of 20%.

Included in interest-bearing debt is an amount of R224,6 million advanced by SBSA to RCSIH and its subsidiaries in terms of a funding agreement between the parties. This funding agreement is not subject to any guarantee or security from Foschini Limited or any of its subsidiaries, and accordingly the debt is ringfenced within the RCSIH financial services division.

Trade and other payables

Trade and other payables increased by 3,1% to R982,3 million from R952,5 million. Our group's policy of paying all suppliers 30 days from statement date remains consistent with prior years.



Cash Flow

Cash flows from operating activities before working capital changes amounted to R1 085,9 million, an increase of 30,0% over the previous year. Due to the improved trading activities during the year there were larger working capital requirements primarily as a result of a high investment in trade and other receivables of R407,2 million and inventory of R178,7 million. This was offset by an increase of only R26,5 million in trade and other payables, all of which resulted in cash generated by operations amounting to R530,5 million.

The net cash outflow from investing activities amounted to R174,3 million, investments being made in IT equipment and shopfitting of R222 million, R60,7 million in respect of two new distribution centres and share purchases by the share trust of R256,9 million. As a result of these outflows, interest-bearing debt increased by R243,6 million which resulted, as mentioned previously, in our group's net gearing increasing to 16,9% from 12,7% last year.

Subsequent to the year-end, our group received cash proceeds of R223 million in respect of the purchase price of SBSA's additional 10% shareholding in our financial services division and their pro-rata contribution to loan funding. As has been our stated intention, the group will apply these funds to share buybacks.

Financial targets

Our group's financial targets have been included in the financial highlights on page 3 of this annual report.

Ronnie Stein
Financial Director
25 May 2006





REVIEW OF OPERATIONS AND SERVICES

OPERATIONS

SERVICE DIVISIONS





Simon Bowley
Managing Director

		2006	% change	2005
Turnover (R millions)	Foschini	**2 151,2**	19,8	1 795,7
	Fashion Express	**246,8**	14,8	215,0
	Donna Claire	**256,2**	15,9	221,0
	Luella	**6,4**	–	–
	Total	**2 660,6**	19,2	2 231,7
Number of stores	Foschini	**202**	3,1	196
	Fashion Express	**89**	3,5	86
	Donna Claire	**59**	11,3	53
	Luella	**6**	–	–
	Total	**356**	6,3	335
Floor area (gross m²)	Foschini	**122 510**	4,4	117 369
	Fashion Express	**25 152**	5,8	23 778
	Donna Claire	**15 085**	17,1	12 878
	Luella	**956**	–	–
	Total	**163 703**	6,3	154 025
Number of employees	Foschini	**3 593**	11,5	3 221
	Fashion Express	**501**	11,3	450
	Donna Claire	**367**	10,5	332
	Luella	**41**	–	–
	Total	**4 502**	12,5	4 003

(Note: Fashion Express comparative figures have been adjusted due to a conversion to Foschini.)

Positioning

The Foschini division represents ladies' fashion within the group and comprises the following brands:

Foschini – destination of choice for woman seeking fashionable, current apparel, footwear and cosmetics, which offers good value, in an environment which is modern and friendly. Target market is 18 – 35 year olds within LSM 6 – 10. Located in prime shopping centres and CBDs.

Donna Claire – designed to cater for larger-sized women, yet still offering fashionable clothing. Located in prime shopping centres, catering for LSM 6 – 10.

FX Fashion Express – value clothing chain located in smaller towns and B positions in shopping centres, catering for LSM 5 – 9.

Luella – this newly-created standalone footwear chain offers mid-range footwear in a modern international store format. The six stores opened to date have shown good potential and an accelerated rollout is planned. Potentially this could be a 50-store chain within three years, located in prime shopping centres and catering for LSM 6 – 10.

Review of the Year

Overall the division had another successful year growing total sales by 19,2% on the back of last year's 22% growth. Clothing and footwear sales exceeded R2 billion for the first time this year.

Our cosmetics business continues to grow very well, gaining market share, with a growth this year of 35,5%. Turnover is now in excess of R350 million annually.

Foschini is the second biggest departmental retailer of cosmetics in South Africa, representing the major international brands such as Clinique, Revlon, Elizabeth Arden, Yardley and L'Oreal. In most of the new-concept shopping centre stores the cosmetics departments have their own entrance, creating a standalone feel, and thereby increasing revenue.

Cellular phone sales were driven by MTN's year-end sales drive in December, resulting in a 46,4% growth, achieving just short of R200 million in cellular sales, representing 7,4% of the division's total sales.

Our level of markdowns for the year, whilst growing on last year, are still at an acceptable level relative to sales. In 2005/6 our markdowns were at 15,1% to sales, well down from the highs of over 20% experienced previously.

	1998	1999	2000	2001	2002
Markdown value (Rm)	269,0	325,1	333,7	347,0	277,2
% to sales	22,0	25,0	25,4	27,1	21,5

	2003	2004	2005	**2006**
Markdown value (Rm)	224,9	304,0	266,7	**349,3**
% to sales	14,8	18,5	13,3	**15,1**

donna-claire FASHION IN SIZES 16-28 | fashion EXPRESS | Luella



Foschini

Overall sales in Foschini grew by 19,8%, with same stores growing 15,3%. Seven new stores were opened during the year and a further ten were upgraded, taking the total number of new-concept stores to 83 at year-end. Clothing and footwear sales grew at 15,6% in Rand terms, with a unit growth of 19%.

The new-concept stores continue to perform well above the chain average, both in terms of sales growths and trading densities, and now represent over 60% of the brand's total turnover.

Total trading space in terms of rented square metres grew by 4,4% to 122 510 square metres, resulting in a continued improvement in trading densities and increased profitability.

	2006		2005	
Performance by store concept	**New concept**	**Old concept**	New concept	Old concept
No. of stores	**83**	**119**	66	130
Sales growth (%)	**24,3**	**13,8**	29,0	18,4
Sales contribution (%)	**61,2**	**38,8**	53,3	46,7
Trading density /m² (incl. VAT)	**R23 700**	**R16 100**	R21 500	R14 200
Total number of stores	**202**		196	

The large number of new shopping centres being built in South Africa is assisting the growth of Foschini, as traditionally this brand was strongly focused in CBD environments and rural towns. Typically in such centres a new Foschini store takes over 1 000 square metres and has a separate entrance for cosmetics. During the 2005/6 year we opened large new Foschini stores in the following shopping centres:

Garden Route Mall – just outside George
Vangate Mall and Paarl Mall in the Western Cape
Trade Route Mall in Lenasia, Gauteng
Maerua Mall in Windhoek, Namibia

Going forward we are committed to opening in the following centres in 2006/7:

Hazyview Centre – Mpumalanga
Langeberg Mall – Mossel Bay
Diamond Pavilion – Kimberley
Vaalgate Mall – Vanderbijlpark
Jabulani Mall – Soweto

This is in addition to a number of enlargements and revamps planned over this period. By the end of 2006/7 we will have approximately 96 new-concept Foschini stores contributing approximately 70% of the brand's sales.

In terms of our merchandise offering our ranges achieved very good clearances, with markdowns at acceptable levels, indicating an acceptance of our fashion/value proposition. We are confident that the merchandise strategies, structures, and processes that we have evolved will continue to deliver improving performance.



Donna Claire

Sales for this chain grew by 15,9% assisted by seven new store openings. The same store growth at a modest 7,2% was disappointing, resulting from merchandise ranges that lacked the appropriate fashionability. The Donna Claire buying team has been strengthened and we are confident that this chain will show significant growth in the year ahead. Early indications show a big improvement in the winter ranges and together with the number of new stores we are planning to open, we are confident that this brand will perform well above the division average going forward.

By the end of 2006/7 we will have 64 Donna Claire standalone stores. At a full-year average of approximately R22 000 per square metre, this brand achieves the highest trading densities in the division.

FX Fashion Express

This value chain, created initially out of ailing Foschini stores, has established itself successfully. Overall sales grew by 14,8% with same stores up 9,0%.

The new format, branded FX Fashion Express, has performed well and will continue to be expanded. These new-format stores trade at densities almost 33% higher than the older formats.

Seven new stores were opened during the year, and a further eight are planned for the year ahead. With the closure of unprofitable stores now behind us (70 unprofitable stores were closed over the past five years) we are confident that this chain will continue to grow its profit contribution. By the end of 2006/7 there will be 97 Fashion Express stores.

Luella

As was reported in last year's review, we believe there is an opportunity for a standalone footwear retail chain in the South African market. To take advantage of this opportunity Luella, offering a range of ladies footwear, handbags and accessories aimed at the middle to upper income market, was launched.

Six stores were opened in October 2005 and the results to date have been encouraging. A further 16 new stores are planned for 2006/7, which includes the conversion of 12 RJL stores.

Strategy

The division's structural re-engineering in terms of brands has now been completed. The footprint of the Foschini brand has been significantly increased in most major shopping centres and Donna Claire has been aggressively rolled out since 2000. This expansion has been offset by the closure of almost 80 unprofitable stores over the last six years. This strategy has allowed us to significantly improve our store base without a large increase in rented space, thereby increasing trading densities and profitability.

A solid site foundation is now in place from which we can fully exploit the growth opportunities offered by our brands, Foschini, Donna Claire, Fashion Express and Luella. All of these brands are far from over-exposed and existing strategies, together with a robust economy, should ensure strong sales growths going forward.

Store statistics	2001	2002	2003	2004	2005
Foschini	311	225	197	197	196
Fashion Express	–	77	97	89	86
Donna Claire	36	42	44	48	53
Luella	–	–	–	–	–
Total no. of stores	347	344	338	334	335
Closures	12	17	15	11	15
Floor area (m^2)	147 668	148 353	151 313	152 767	154 025

		Projection	
Store statistics	**2006**	2007	2008
Foschini	**202**	208	214
Fashion Express	**89**	97	110
Donna Claire	**59**	64	70
Luella	**6**	22	30
Total no. of stores	**356**	391	424
Closures	**6**	2	2
Floor area (m^2)	**163 703**	179 005	190 500

We are constantly striving to improve our ability to supply fashion-right garments to our stores and react to changing consumer trends. During 2005/6 our in-house manufacturing and sourcing arm, TFGA, was restructured into four design units. These units operate in a similar manner to outside suppliers and will be able to react faster to changing trends. The benefits of this restructure will be fully realised

donna-claire
FASHION IN SIZES 16-28

fashion EXPRESS

Luella

in the second half of 2006/7. Merchandise performance improvements will be attained by focusing on developing our people and having access to an exclusive supply base that is able to react more quickly and appropriately to changing customer demands.

The merchandise buying teams have been strengthened by the creation of additional middle management positions and the introduction of a comprehensive in-house trainee programme.

Prospects

The South African economy is enjoying a strong consumer boom, which is predicted to continue for some time. The emerging market continues to grow and fuel demand. The structural economic changes referred to in last year's review have continued to drive spending and with inflation well under control, we anticipate continued strong sales growth. Whilst the overall debt levels taken on by consumers has increased, they are still well below international levels.

Our investment in capital expenditure in terms of new stores and the refurbishment of existing stores will allow us to capitalise on this economic growth. Overall in the year ahead we have committed to opening 35 new stores (including the conversion of 12 RJL stores to Luella) and to the upgrade of a further 16 stores, adding over 15 000 square metres of additional retail space. We believe all brands are now well positioned within the markets in which they operate and as such, are well poised for strong growth going forward.



Donald Gedye
Managing Director





		2006	% change	2005
Turnover	Markham	**963,9**	23,0	783,5
(R millions)	RJL	**90,8**	6,2	85,5
	Total	**1 054,7**	21,4	869,0
Number of	Markham	**180**	1,7	177
stores	RJL	**28**	(26,3)	38
	Total	**208**	(3,3)	215
Floor area	Markham	**54 939**	2,9	53 413
(gross m²)	RJL	**3 825**	(25,4)	5 125
	Total	**58 764**	0,4	58 538
Number of	Markham	**1 295**	10,5	1 172
employees	RJL	**167**	(26,1)	226
	Total	**1 462**	4,6	1 398

Positioning

Markham is the largest men's fashion retail chain in southern Africa. We are located in most major shopping centres and large towns. In our endeavour to make our customers **"feel great, look good and share our passion for style"**, we provide up to date, internationally inspired menswear of good quality and value, suitable for all occasions and daily experiences. Whilst we target the LSM 6 – 10 range, LSM 3 – 5 are also buyers of our apparel for stylish appearance.

RJL, which is part of the Markham stable, is in the process of being phased out to free up retail space required for other group brands that have a greater rollout potential and trade at higher gross margins.

Review of the Year

Markham stores (excluding RJL) improved sales by 23,0% for the year with same store clothing sales growth of 17,5%. Although prices effectively remained constant, changes in the product mix resulted in 3% deflation. Cellphones again performed well with growth of 34,7%, representing 15% of turnover. Continued control of markdown and expenses resulted in a further increase in profitability. The table below sets out the clothing markdown history (at selling price) and the percentage to sales. We expect this level of markdowns to continue.

	2002	2003	2004	2005	**2006**
Markdown value (Rm)	80,9	66,1	83,1	95,0	**106,6**
% to sales	14,8	10,6	12,0	12,4	**11,7**

The year saw an improvement in our market share to an estimated 9,8% and with the rollout of the new Markham format, we are confident of increasing this to 13% over the next few years.

Our brand repositioning, which commenced in the second half of last year has more than exceeded expectations. The like-for-like new-format Markham stores grew in excess of 40% for the year. We now have 25 new-format Markham stores that are trading extremely well.

	2006	
Markham – performance by store concept	**New concept**	**Old concept**
No. of stores	**25**	**155**
Sales growth (%)	**49,5**	**18,2**
Sales contribution (%)	**18,8**	**81,2**
Trading density /m² (incl. VAT)	**R22 284**	**R19 495**
Total number of stores	**180**	

During the year we added five new stores and 12 relocates and enlargements. Two older Markham stores were closed.

The closure of 11 RJL stores during the year resulted in the overall divisional growth being reduced to 21,4% with total sales of R1,05 billion.

Markham

Strategy

As mentioned above, 2004/5 saw the start of a major repositioning of the Markham brand. The repositioning seeks to ensure that we remain a relevant, aspirational brand, focused on delivering fashion and style in an exciting shopping environment. The new store design will be further rolled out during 2006/7. Training of all staff will continue to ensure that the repositioned brand is professionally and passionately delivered. We shall also continue with the existing programme of right-sizing and repositioning stores in major centres. To date we have already committed to 17 new-format Markham stores for 2006/7, including 12 new stores.

Store statistics	2002	2003	2004	2005
Markham	172	172	173	177
RJL	33	35	37	38
Total no. of stores	205	207	210	215
Closures	3	3	1	3
Floor area (m^2)	55 674	56 106	56 956	58 538

		Projection	
Store statistics	**2006**	2007	2008
Markham	**180**	190	200
RJL	**28**	–	–
Total no. of stores	**208**	190	200
Closures	**13**	30	2
Floor area (m^2)	**58 764**	58 439	61 939

In addition to the above, we are investigating several options to reduce merchandise procurement lead-times. We are also investigating a systems enhancement option that will improve size tracking and allocation, thereby improving stock availability and overall efficiency.

The men's fashion arena has extremely limited local manufacturing capability. We are striving to develop closer relationships with domestic suppliers to address this over time, thus lowering our reliance on imports.

Prospects

The further rollout of new-format Markham stores, combined with size tracking and allocation systems enhancements will ensure that the division performs well in 2006/7 and beyond.





Abigail Bisogno
Managing Director



	2006	% change	2005
Turnover (R millions)	**592,4**	23,6	479,4
Number of stores	**170**	–	170
Floor area (gross m²)	**47 855**	2,1	46 862
Number of employees	**1 005**	8,1	930

Positioning

Exact! is the group's value chain, targeting LSM 5 – 8, and is perfectly positioned to capture the emerging market which is increasingly becoming more affluent. Our merchandise is easy to dress up or down and our value proposition ensures that prices for the customer are surprisingly affordable.

Focused ranges and neatly merchandised, compact stores make exact! easy to shop for customers who are pressurised for spare time.

Conveniently located stores in both shopping malls and on high streets are aspirational in look and feel and our entire format is designed to address the target market's need to look and feel successful.

Review of the Year

Once again we experienced a favourable retail environment. Our excellent results were also assisted by a total alignment across all disciplines of the business including store operations and merchandise divisions. The combination of all of these factors resulted in profit growth of 39% which is in excess of turnover growth of 23,6%. Comparable same store sales growth was at 19,7%.

All merchandise departments performed above expectation with the most substantial growth coming out of the ladieswear department. The increase in ladies and men's accessories enhanced the look of the stores and added dimension to our store displays whilst completing the fashion statements. Cellular product sales grew by 51,6% and represented 14,3% of total sales.

From a marketing perspective, emphasis on visual display with particular focus on our windows was successful in attracting customers to our stores.

We rolled out a refined store format with great success, the latest being the upgrade of Canal Walk in Cape Town. Consumers are voting for our new look, with Canal Walk growing in excess of 50% since its revamp.

	2006	
Performance by store concept	**New concept**	**Old concept**
No. of stores	**86**	**84**
Sales growth (%)	**33,3**	**19,7**
Sales contribution (%)	**73,1**	**26,9**
Trading density /m² (incl. VAT)	**R20 430**	**R7 507**
Total number of stores	**170**	

New product offerings and better utilisation of space increased trading densities, which were up to R14 109 per square metre overall. Currently, we are ahead of our three-year plan to increase trading densities.

We continued to support local manufacturers, especially through our in-house procurement division, TFGA. The strength of this arrangement lies in our excellent design team, which still resides within the exact! retail structure, so as to facilitate complete synergy with our buying teams.

Our people development was enhanced by our upgraded Retail Academy which introduced an accredited course with Stellenbosch University's Business School. This is offered to store managers who show potential.

Exact!'s focal corporate social responsibility initiative was Monkeybiz, a non-profit organisation that employs and empowers over 450 disadvantaged and/or HIV-positive women. A soup kitchen was subsidised, fabric off-cuts provided and artworks from Monkeybiz were auctioned, the proceeds of which were donated to Mosaic, an organisation in support of sexually and physically abused women. In addition, exact! supported Attie van Wyk school and City Mission Safeline.



Strategy

Our strategy for the next two years is based on delivering aggressive turnover growth. This will require strong performances across all departments, while the six pillars of our business, i.e. people, fashion, value, stores, service and profit remain the cornerstone of our strategy.

Once again it is a challenge to sustain our high level of performance and it is therefore necessary to maximise opportunities in prime sites. Several locations have been earmarked for renovation, the first of which is the unleashing of the potential in two of our flagship stores, one located in West St, Durban and the other in Church St, Pretoria. After a total renovation, these two "megastores" will reopen with a new format and broadened product range which we believe will totally wow our customers.

We plan to open 13 new stores in the new year. To date we have enjoyed enormous success and sharp turnover growth after having revamped or relocated stores. As a result, we will in addition, relocate or enlarge six and revamp three exact! stores.

Store statistics	2002	2003	2004	2005
No. of stores	165	170	169	170
Closures	14	32	6	4
Floor area (m²)	45 416	47 328	46 921	46 862

		Projection	
Store statistics	**2006**	2007	2008
No. of stores	**170**	183	190
Closures	**–**	–	1
Floor area (m²)	**47 855**	52 308	54 408

A relentless pursuit of customers' expectations will result in ongoing research of customers' experiences. This in turn will lead to enhancement of service levels and product offerings at exact!

We will continue to develop and support the local supply base to ensure that 70% of our clothing purchases are procured locally. Efforts to shorten the merchandise pipeline continue. Over the past year we have decreased the average pipeline by two weeks.

We have also developed a sound succession plan to take us forward for the next five years. Key people have been earmarked and will be groomed for future management roles.

We will continue with the corporate responsibility initiatives started last year.

Prospects

The success of our format is attributed to successfully addressing the clothing needs of customers in the middle market of South Africa. Our vision for the future is set and we are confident we will achieve our strategic plans.


Selwyn Eagle
Managing Director

The shipping department is run by TFGA and has formed very close alliances with all trading divisions in the group. The shipping department has ensured that firm strategic relationships with forwarding, clearing and transport agencies have been cemented in order to minimise costs and maximise efficiencies. This positioning has proven to be very successful and led to a reduction in the supply pipeline of at least two weeks.

Group Quality Assurance ensures that world-class performance standards are applied to both our locally and internationally manufactured goods. Ongoing development programmes assist suppliers in implementing these processes into their businesses. Quality assurance procedures are continuously reviewed to make sure that quality is built into our goods within changing lead-time demands.

The group's textile-testing laboratory provides a service to both our internal manufacturing division and to external suppliers, testing in excess of 13 000 different fabrics per annum to maintain stringent product quality standards.



Positioning

TFG Apparel Supply Company (TFGA) continues to be the in-house supplier of exclusive manufactured and sourced merchandise to the various trading divisions of the group. TFGA employs in the region of 230 people across the following departments:

- manufacturing;
- sourcing;
- shipping; and
- quality assurance.

We have maintained steady growth with our local CMT manufacturing factory base and have increased this base with the inclusion of some BEE enterprises in order to encourage expansion in this direction. The local CMT base still comprises in excess of 30 factories employing more than 5 000 staff. In addition, we have over 40 outwork and trim suppliers employing a further 1 500 people. Close collaboration with these CMTs and outwork and trim suppliers, in conjunction with our in-house design, allows us to foster the South African sourcing base while improving exclusivity, reaction time, speed to market and capturing additional margin from manufacturing.

The sourcing department continues to provide a very successful procurement function from both our representative offices in Asia and India. We have in the past year established good relationships with key suppliers in Mauritius. This department brings a differentiation of product that is not easily found in the local marketplace.

Review of the Year

TFGA has continued its growth over the past period under review. Both our local CMT factory base, trim and outwork suppliers have increased due to the restructure of our business and fashion trends that necessitated more embellishment and work on garments.

In line with the changing needs and requirements of the retail trading divisions, we restructured some areas of our business during the past year. These changes were designed to accommodate a more focused approach on identifying and streamlining the varying needs of these trading divisions.

In some areas, we have re-incorporated the fabric buying and design functions directly back into our business, whereas in previous years these reported straight into some of the retail trading divisions. The focus here is on speed and flexibility and we are now able to react in a more favourable and cost-effective manner.

Our strategic initiatives continue with our CMT suppliers, whereby we assist them from time to time financially as well as by offering assistance from our in-house pool of skills in quality assurance, human resources, production planning, logistical and administrative areas. We have also assisted with the funding of raw materials. There have been major issues with power cuts in the Western Cape. We have helped some of our CMT operators financially for the purchase of generators and other equipment, which hopefully will help them to continue with the efficiency of their businesses.

There has again this year been much negative publicity about the local manufacturing industry. Foschini and a few other major retailers have been at the forefront in committing to keep the local manufacturing industry alive and helping to find ways to ensure that it is competitive. We are currently, with other stakeholders, negotiating the sector development strategy, on clothing and textiles with government.

Training and development remains a core focus, and many staff members attended leadership development and other core competency training courses during the year under review.

Strategy

Our strategy, as referred to last year, continues this year and the emphasis has been around speed and flexibility.

The establishment of our in-house LDV design department has been successful and we are replicating many positive aspects of this department into other areas of TFGA, in order to better service our trading partners.

The new structures introduced during the year will further increase the culture of ownership and accountability, which has been an objective over the last year. We have retained key skills through the restructuring, and it is expected that the new financial year will result in the establishment and refinement of new work processes. The development of the required skills within the business units remains a priority. The leadership development academy remains in place for the year ahead, in addition to our structured training and development programmes. The management team continues to focus on the achievement of our employment equity and skills development plans.

BEE-supplier development will remain a strategic focus.

Prospects

TFGA is confident that it can sustain the growth in units prevalent in the past few years. Through our partnership with the group's trading divisions we will continue to anticipate their needs, thereby delivering innovative solutions speedily, reliably and of good quality and value with continually improving time-to-market.





Martin Mendelsohn
Managing Director


Totalsports
SOUTH

		2006	% change	2005
Turnover	Sportscene	**338,0**	24,4	271,6
(R millions)	Totalsports	**516,5**	21,7	424,3
	DueSouth	**50,2**	263,8	13,8
	Total	**904,7**	27,5	709,7
Number of stores	Sportscene	**79**	6,8	74
	Totalsports	**97**	3,2	94
	DueSouth	**14**	55,5	9
	Total	**190**	7,3	177
Floor area	Sportscene	**15 408**	6,7	14 434
(gross m^2)	Totalsports	**23 878**	4,5	22 841
	DueSouth	**4 935**	46,5	3 368
	Total	**44 221**	8,8	40 643
Number of employees		**1 473**	17,6	1 253

Positioning

The sports division continues to maintain a position of leadership in the sports lifestyle retail market. Our ongoing strategic emphasis on brand differentiation has delivered a clear market positioning for each of our three brands, Totalsports, Sportscene and DueSouth. The momentum of our increasing market share is driven by actively targeting opportunities within each brand, that cement our leadership position, as well as offering consumers relevant choices.

Totalsports is positioned as the premier sportswear destination in the country. Our "top-of-mind" status is achieved by consistently delivering a relevant mix of both performance sports brands, and complementary fashion product for the everyday athlete. Our ongoing focus on the key sports of soccer, running and fitness, ensures that we present a range assortment, retail environment and knowledgeable staff, dedicated to maintaining our market leadership position.

Sportscene is a unique brand providing the fashion-conscious youth with an offering that blends streetstyle, urban and freesports brands in an environment that successfully interprets the language of the street. This fast-moving brand taps into grassroots events, fashion and lingo, ensuring a relevant destination that has gained credibility within the target market.

DueSouth is growing from a new venture into a well-accepted outdoor lifestyle brand with a national footprint. In catering for the modern, hi-tech, outdoor consumer, we are clearly differentiated from the rest of the market. We target mid to upper income outdoor lifestyle enthusiasts with a focused range of unique international adventure brands, complemented with own fashion interpretations. Our modern stores showcase the latest technology and innovations, assisted by specialist staff.

The sports division is a key distribution channel for recognised international sports brands. The worldwide offering from these imported brands is an important component of our business, whilst the ongoing success of our internal brands offer both margin and growth opportunities going forward.

Review of the Year

The sports division has experienced another successful and exciting trading year. We have delivered increased efficiencies in all areas, specifically through investment in people, training, structural changes, and the bedding down of system and process improvements started in the previous financial year.

These initiatives have extrapolated into a continuing growth trend across all businesses, with excellent sales growth of 27,5% (25,3% for the comparable 52-week period). Same store sales were well above product inflation, growing at 18,3% (15,7% for the comparable 52-week period). Profit growth outstripped turnover growth, largely due to tight expense management, margin improvements and better product ranges and visual merchandising. Trading efficiencies continue to improve with same store trading densities now in excess of R25 000 per square metre.

sportscene SOUTH BE AN OUTSIDER

During the year key structural changes were made to strengthen the business, including the appointment of merchandise managers responsible for each brand, allowing us to clearly manage and differentiate the respective brands. In addition, we established a visual merchandise department to ensure world-class in-store merchandise standards. Our training department was strengthened with the appointment of technical trainers on a national basis.

Significant progress has been made in the launch of our new DueSouth format. Our footprint now consists of 14 stores in key shopping locations around the country. As we increasingly understand consumer requirements, we have aggressively tailored and rationalised our range, and introduced new outdoor lifestyle brands. Considerable progress has been made in identifying the optimum product selection, geared to the outdoor lifestyle enthusiast.

Totalsports is being re-energised through the continued focus on our key sport strategy. Our product ranges in running, soccer and fitness are now more comprehensive and consistent, and are showcased in a far more intuitive and consumer-orientated manner in our stores. We have ensured that the marketing support clearly communicates this sports-focused approach to our consumer. We have developed a series of sports clinics for our staff, improving our customer service, and instilling passion and technical skills into the business. In line with our sports positioning we have updated our store design and implemented this in our Canal Walk flagship store, and are extremely encouraged by the resultant customer response and improved performance.

Following this strategy, Totalsports has achieved a significant sales growth of 21,7% for the year, and an 18,3% same store sales growth. Particularly encouraging is the continued increase in gross profit, resulting from improved full-price product sales and input margins.

	2001	2002	2003	2004	2005	**2006**
Markdown value (Rm)	34,7	34,4	43,1	43,3	47,6	**59,0**
% to sales	13,3	11,1	11,4	10,4	9,9	**10,0**

Having identified opportunities in further enhancing our ladieswear offering, we introduced a ladieswear apparel team into the business, resulting in a growth in excess of 50% in this area. We remain confident in further growing this exciting area of our business. Our own Fusion brand has performed exceptionally well, further differentiating Totalsports in the marketplace.





Totalsports opened four new stores during the year and closed one underperforming store. We continue to upgrade our stores, having revamped five stores and relocated two stores into improved trading locations.

The Sportscene brand continues to strengthen and gain market share. Significant strides have been made in establishing our street credibility through communicating directly with our target market in their own environments such as clubs, universities and technikons, as well as other street and music-related venues. We have developed a unique and relevant visual handwriting in our stores setting us apart from our competitors. Our product offering continually adapts to include "now" brands. Following the continuing success of our Redbat brand we have expanded this range to include denim.

Sportscene achieved an outstanding performance following on last year's exceptional results. Sales grew by 24,4% for the year, with 18,3% same store sales growth. Our gross profit continued to improve as a result of product performance and input margin.

	2002	2003	2004	2005	**2006**
Markdown value (Rm)	25,8	28,8	36,5	42,0	**53,7**
% to sales	16,3	14,8	14,8	13,6	**13,8**

An increased focus on ladies' apparel and the establishment of a dedicated ladies' team has resulted in an exceptional performance with a growth of 49%, further enhancing our reputation as a leading brand in our market. We believe that further opportunities exist for us to expand this area of our business.

Sportscene continues to expand, opening six stores during the year whilst one underperforming store was closed. A further eight stores were converted to our new store format encompassing our urban-youth brand ethos. This brand identity has now been implemented in 25 of our 79 stores.

Strategy

Totalsports will continue to make significant strides with regard to the implementation of our key sports strategy, offering our consumer a re-energised retail experience. This vision has resulted in improved performance and is delivering clear differentiation and recognition in the marketplace. We will ensure that our product and marketing strategies, including in-store campaigns and sports event sponsorship, stay in line with this vision. We are developing strategies to capitalise on the significant opportunities presented by the 2010 Soccer World Cup, beginning with promotional and marketing initiatives around Germany 2006. Our new store format, implemented successfully in Canal Walk, will be expanded to 50 stores this year. A further seven new stores and three relocations are committed for this year and we continue to search for further opportunities.

sportscene

SOUTH
BE AN OUTSIDER



Sportscene will continue to cement its market leadership position by constantly challenging our product offering and retail environment, whilst our marketing will remain inspirational. Growth opportunities include the development of a more comprehensive accessories range and the expansion of ladieswear. These initiatives will further develop and grow Redbat as a credible street brand. We have committed seven new stores for the year thus maintaining our retail expansion programme.

Our focus in DueSouth remains to establish this new concept in the marketplace. We remain committed to challenge and improve on our product assortment, store environment, marketing approach and specialised service. Ongoing consumer feedback indicates that we are succeeding in being positioned as a unique player in a growing market. Our range is supported by a successful mix of international and local brands in addition to our own branded DueSouth product and our environment is exciting, unique and delivers a relevant shopping experience. We remain confident and enthusiastic about the challenges and opportunities that lie ahead as we further establish this business. We have committed two further stores during the year and will continue to search for key locations.

Store statistics	2002	2003	2004	2005
Sportscene	59	60	70	74
Totalsports	93	93	92	94
DueSouth	–	–	–	9
Total no. of stores	152	153	162	177
Closures	2	4	3	2
Floor area (m²)	34 215	33 343	35 691	40 643

		Projection	
Store statistics	**2006**	2007	2008
Sportscene	**79**	86	91
Totalsports	**97**	104	112
DueSouth	**14**	16	19
Total no. of stores	**190**	206	222
Closures	**2**	–	–
Floor area (m²)	**44 221**	48 688	52 861

Prospects

Following an encouraging start to the new year, we are confident about achieving another year of good growth. Whilst new entrants into the sports retail market present new competition, our brands are highly differentiated and well positioned in their respective markets. Our focus remains on apparel rather than sports equipment. The build up to the FIFA 2010 Soccer World Cup presents us with exciting retail and product opportunities and we are well placed to take advantage of this sporting phenomenon.

Ken Schreuder
Managing Director



		2006	% change	2005
Turnover	American Swiss	**540,7**	18,6	456,0
(R millions)	Matrix	**26,5**	45,6	18,2
	Sterns	**326,2**	20,7	270,3
	Total	**893,4**	20,0	744,5
Number of	American Swiss	**179**	2,3	175
stores	Matrix	**14**	16,7	12
	Sterns	**115**	–	115
	Total	**308**	2,0	302
Floor area	American Swiss	**12 763**	2,0	12 509
(gross m²)	Matrix	**508**	17,6	432
	Sterns	**8 309**	0,7	8 248
	Total	**21 580**	1,8	21 189
Number of	American Swiss	**668**	2,0	655
employees	Matrix	**53**	10,4	48
	Sterns	**380**	0,3	379
	Total	**1 101**	1,8	1 082

Positioning

American Swiss continues to entrench itself as the leading contemporary jewellery retailer offering new and exciting merchandise for the aspirational, confident individual. As the undisputed market leader it enjoys brand awareness in excess of 80%. The brand characteristics of confidence, glamour and fashion are reflected in everything from advertising to store design.

By contrast, the Sterns brand is positioned as a trusted jeweller offering stylish jewellery for special occasions. The brand enjoys a loyal following from the more classic jewellery customer and we are conscious of preserving this loyalty whilst transforming to a modern, contemporary jewellery chain. The new-format store design reflects this move and is performing ahead of expectation. Marketing and advertising are in the process of being reviewed to complement the shift.

The recently launched Matrix brand was initially aimed at a generally younger customer who would not normally enter a traditional jewellery environment in search of fashion-branded sunglasses, watches, cellphones and niched jewellery ranges. During the course of the year the image was streamlined to appeal to a more sophisticated, slightly older customer. Store design was adjusted to be cleaner and less junior, but retaining a fashionable and modern feel. The lifestyle orientation of the brand is supported in-store by strong lifestyle visuals in black and white.

Review of the Year

The jewellery division recorded sales growth of 20,0% which, on top of the 16,2% growth for the previous year, was very pleasing. The strategy to reduce the number and duration of markdown-driven promotions continued and both jewellery chains are now far less discount orientated than in the past. Over the past five years markdowns have almost halved as a rate to sales and declined by 9% in actual Rand value.

	2002	2003	2004	2005	**2006**
Markdown value (Rm)	98,0	87,8	83,1	83,8	**89,0**
% to sales	15,7	13,5	11,5	10,1	**9,1**

Operating profits again grew at a significantly higher rate than sales, with productivity ratios showing further improvements.

Better buying has resulted in more focused product ranges and merchandise is fresher than it has ever been. Sales from full priced goods increased as a proportion of total sales, with less reliance on marked down product.

Three of the less profitable stores were closed during the year, whilst seven new jewellery stores in key shopping centres were added. In addition to this, another two Matrix stores were opened. Average trading densities broke through the R40 000 per square metre level for the first time with a number of top stores performing at more than double this. Revamped stores are producing sales growth in excess of 30%.

Stock turn is up to 1,91 from 1,84 despite having to stock up at the end of March to accommodate the systems changes referred to below.

Strategy

The store location strategy includes continuously monitoring trends, and where economic factors dictate, closures or consolidation will proceed. Locations in new and existing shopping centres where we are under-represented have been identified and new stores will be opened in prime positions. Great care is taken in ensuring that new stores are appropriately sized and in prime positions. The current proliferation of new retail malls is being treated with caution in terms of expansion of the chains. A measured view of expansion is taken, in line with the prime strategy of seeking long-term growth in sales and profits.

STERNS
— THE JEWELLER —

MATRIX
WATCHES • SUNGLASSES • CELLPHONES

Store statistics	2002	2003	2004	2005	**2006**	Projection 2007	Projection 2008
American Swiss	186	181	175	175	**179**	183	188
Sterns	124	121	114	115	**115**	120	125
Matrix	1	2	9	12	**14**	15	16
Total no. of stores	311	304	298	302	**308**	318	329
Closures	14	10	15	6	**3**	2	2
Floor area (m^2)	22 369	21 801	21 123	21 189	**21 580**	22 035	22 550

During the course of the last year the jewellery division was involved in major systems changes. This culminated at the end of March 2006 with the introduction of more than 20 changes which have impacted every aspect of the merchandise process from planning through buying, assorting, allocating and distribution.

The changes have gone extremely smoothly and the next few months will be used to bed down the new systems and develop and refine the reporting functions. Improved merchandise decision-making and efficiencies are expected to result over time.

Service levels in our stores are an ongoing focus of senior operations management. New training initiatives have been introduced and the results of our mystery-shopping programme indicate that these initiatives are having the desired outcomes.

With increased competition for retail staff in the marketplace we are currently looking at ways of assisting field and store management in the recruitment and retention of top-calibre staff.

We are proud of the quality of our people and the culture within the jewellery division. Over the past few years we have strategically set out to "raise the bar", accepting that key vacancies are better left vacant than filled with the wrong people. We believe we have a combination of the best jewellery and retail talent in the country plus a great mix of experience and raw talent. It is our goal to nurture this culture and our success is reflected in the way our people "live the brands".

Prospects

The jewellery market continues to grow with the increase in disposable income, particularly in the mass middle market. Our jewellery brands are ideally positioned to take full advantage of this growth. As more consumers enjoy increased disposable income, we anticipate that the demand for jewellery will continue to expand.

Although Statistics SA no longer provides information to enable us to accurately measure the jewellery market, research by Bateleur indicates that we again grew our market share.

With fewer than 30% of the economically active population in South Africa having purchased jewellery in the past 12 months, the opportunity to further penetrate the market is enormous. The extremely high profile and brand awareness enjoyed by American Swiss and Sterns confirm their absolute market leadership and research shows that those who did not buy jewellery have an extremely high propensity to choose our brands. The growing tendency for jewellery to be associated with fashion is seen as a trend which plays to our strengths and which we intend to continue to exploit.

Strategically a number of areas have been identified which we believe we can dominate and grow over time.



@home
THE HOMEWARE STORE



Howard Godfrey
Managing Director

	2006	% change	2005
Turnover (R millions)	**326,3**	33,2	245,0
Number of stores	**41**	20,6	34
Floor area (gross m²)	**18 624**	38,9	13 405
Number of employees	**750**	17,7	637

Positioning

@home continues to grow its position in the homewares arena. @home continues to offer fashionable and practical homewares to the mid to better end of the market catering to the LSM 8 – 10 segment, through a growing presence in the country's leading shopping malls. This presence has been augmented by the larger-format @homelivingspace store concept.

Review of the Year

During the year under review, @home launched into the furniture business under the brand @homelivingspace. This new format, offering a full range of contemporary furniture and larger décor items, opened two large-format @homelivingspace stores during November and December 2005, one in Johannesburg's new "Design Quarter" and the other in "Willowbridge", Tygervalley in the Western Cape. These @homelivingspace stores are approximately 2 000 square metres each and have had good acceptance in the market to date.

Our homewares division has opened 41 stores since it was launched during 2001. During the year under review, @home and @homelivingspace opened a further seven stores and turnover grew by 33,2%. The majority of these stores were opened towards the end of 2005.

Due to the expansion of this division a new distribution centre of approximately 13 000 square metres was opened during November 2005 near our head offices in Parow. This state-of-the-art distribution centre will cope with our replenishment and distribution needs for further growth into the foreseeable future.

	2002	2003	2004	2005	**2006**
Markdown value (Rm)	1,6	8,7	16,5	16,0	**27,1**
% to sales	3,0	6,3	8,0	5,6	**7,5**

Our markdown percentage to sales remains at an acceptable rate.

Our training academy continues its relentless focus on enabling staff to deliver awesome customer service. During the year 70 staff completed our training programme.

Strategy

@home will continue its store rollout with a planned ten new stores in the coming year. @homelivingspace will be looking to expand this format in selective sites as they become available.

Our buying teams will continue to bring newness and exclusive brands into our stores to ensure our competitiveness in an increasingly aggressively traded homewares market. Our distribution centre will continue improving its efficient replenishment service to ensure product availability.



Prospects

With our increased product offering, this division will continue to look for selective sites and has the potential for growth beyond 60 stores in the short term. Our average @home stores are approximately 400 square metres in size with trading densities at around R26 000 per square metre. We will be looking to enlarge certain of our stores in order to reduce the pressure on trading densities.



Store statistics	2002	2003	2004	2005
@home	8	15	24	34
@homelivingspace	–	–	–	–
Total no. of stores	8	15	24	34
Closures	–	–	–	–
Floor area (m²)	3 670	6 611	10 001	13 405

		Projection	
Store statistics	**2006**	2007	2008
@home	**39**	49	57
@homelivingspace	**2**	2	2
Total no. of stores	**41**	51	59
Closures	**–**	–	–
Floor area (m²)	**18 624**	22 625	26 225





Peter Meiring
Managing Director
Foschini Retail Credit

Positioning

The Foschini retail credit and financial services division consists of two separate businesses, each with its own unique identity.

Foschini Retail Credit provides traditional credit facilities to customers of the Foschini group. These services include opening of new accounts, customer services, collections, recoveries, as well as the management of the group's Club and Insurance portfolios. These credit facilities allow our customers to buy merchandise on terms across the fourteen chains in the group.

RCS Group provides a range of broader financial services to both customers of the group as well as to customers of retailers outside the group. At present these financial services comprise RCS personal loans, RCS cards and RCS private label cards.

Whilst there is a degree of commonality in systems and some sharing of operational resources, each business is uniquely defined, has its own management team, budgets, key areas of focus and unique profit models. The decision to differentiate the two businesses was taken at the outset to ensure that the focus on our traditional business was not lost and that all costs and profits associated with new ventures were clearly ringfenced.

Over the past five years the initiatives in the RCS Group have added new revenue streams and allowed the group to have a broader level of interaction with customers.


FOSCHINI RETAIL CREDIT AND FINANCIAL SERVICES
FOSCHINI RETAIL CREDIT
FINANCIAL SERVICES* "RCS GROUP"
Foschini Group Cards
Club
Insurance
Cellular
RCS Personal Loans
RCS Cards
RCS Private Label Cards

*The Standard Bank of South Africa Limited (SBSA) has a minority share in this division.

Foschini Retail Credit

Review of the Year

Foschini Retail Credit has had another remarkable year with solid growth in advances, lower levels of delinquency and improved cash flows.

The business continues to benefit from a strong economy, greater consumer responsibility toward meeting obligations and a strong in-store product offering. All of these factors have resulted in a record number of customers being in a buying position. 81,9% of customers are now able to buy compared to 81,2% last year.

During the year we continued with our pre-approved campaign, adding 107 000 new customers through this method, with better than average risk levels.

Our programme of identifying pockets of customers with higher profit potential within our customer base has yielded positive sales growth. These customers have been targeted with incentives to promote additional sales with marginally more risk.

The revamp of our customer service area to give us access to all customer communication and link this to our Vision debtors system was completed. This system gives us a single view of the customer allowing us to better service customers and respond appropriately and efficiently to their requests, as well as allowing us to cross-sell additional financial products to these customers.


FOSCHINI
donna-claire
Celebrate yourself

RCS
retail credit solutions

	2006 Rm	% change	2005 Rm
Interest income	**253,0**	19,8	211,2
Other income	**67,6**	7,1	63,1
	320,6	16,9	274,3
Net bad debt	**(138,2)**	41,6	(97,6)
Credit costs	**(126,1)**	13,6	(111,0)
Profit before tax	**56,3**	(14,3)	65,7

Interest Income

The usury rate remained constant for the year. However, the book grew substantially with the year-end book up by 21,0% on last year. Improved collections meant fewer accounts in arrears resulting in a lower interest yield. Although negative for interest, this was positive for retail sales with more accounts able to buy.

Other Income

Insurance

Growth in this area was 11,7%. The product offering is being restructured, presenting exciting growth opportunities by offering additional short-term insurance cover to customers.

Club

The Club continues to have huge appeal to our customers. Membership at year-end topped 870 000 active members, representing growth of 8,1% in membership.

We are experimenting with specialised magazines targeted at specific segments of our customer base. One of these specialist areas now has a subscriber base of 51 000 active members. Profit in this area grew by 15,2% over last year.

Cellular

The group's cellular operations are now co-ordinated within Foschini Retail Credit.

Growth in handset and airtime sales has been exceptional with group turnover increasing by 32,6%, although only representing 8,6% of total turnover. MTN remains our strategic partner and a long-term mutually-beneficial contract has been negotiated with them.

We believe that cellular is a strong growth area for the group going forward and during the year we incurred costs in establishing a centralised call centre operation to explore new cellphone initiatives and better service our customers.

Net Bad Debt

Payment delinquency was well managed through the year.

Our behavioural scorecards continue to retain their predictive ability. During the year we coupled our internal behaviour score with bureau score, allowing us to gather a more holistic view of our customers' ability to meet their payment obligations. This combined score drives our collections and credit limit strategies.


@home
THE HOMEWARE STORE
1234 1234
A.N.OTHER
eat · sleep ·
Markham
exact!
M TRIX
AMERICANSWISS
YOU DESERVE IT
1234 1234
SOUTH
BE AN OUTSIDER


Totalsports
1234 5678



Karl Westvig
Managing Director
Financial Services

Our charge-off policy on bad debt remains consistent with last year. Non-performing accounts, defined as accounts whose payment profile score and recency fall below fixed criteria, are written off monthly. The gross bad debt charge during the year grew by 16,4% on corresponding 18,2% book growth.

Provisions

Our provisioning policy was changed during the year to recognise the requirements of IFRS. We have adopted the internationally recognised MARKOV model that uses delinquency roll rates on customer balances to determine the inherent bad debt in a debtors book. Adoption of this model necessitated a charge of R24,5 million to the income statement for this year against a R0,7 million release last year. This exceptional charge saw net bad debts rising by 41,6% on last year. The doubtful debt provision now stands at R168 million which represents 7,4% of the closing book.

Net bad debt to credit transactions remained constant at 2,4%. Net bad debt to debtors improved to 5,7% from last year's 5,9%.

Key debtor statistics	2006	2005
Number of active accounts ('000)	**2 079**	1 930
Credit sales as a % of total retail sales	**69,2**	69,8
Net debtors book (Rm)	**2 116,6**	1 744,3
Arrear debtors % to debtors book	**26,7**	24,2
Net bad debt writeoff as a % of credit transactions *	**2,4**	2,4
Net bad debt writeoff as a % of debtors book*	**5,7**	5,9
Doubtful debt provision as a % of debtors book	**7,4**	7,6
Applicants granted credit (%)	**65,1**	61,5
% able to purchase	**81,9**	81,2

* Including VAT, excluding movement in provision

Credit Costs

The credit costs increased by 13,6% in the year, driven by two primary areas – the pre-approved accounts drive and further investment in our TRIAD system to upgrade this and allow us to manage the requirements of the National Credit Act. When these two elements are removed, costs would have increased by only 6,1%.

Prospects

We remain confident that Foschini Retail Credit will continue to deliver above average returns in 2006/7. It is, however, significant that the country and retailers in general have enjoyed a six-year run of ever-improving bad debts. It is inevitable that this positive trend will weaken over time. Our scoring criteria and risk models remain conservative and have seen us through varying business cycles, thus we believe we remain well placed to deal with this change.

Financial Services "RCS Group"

Review of the Year

The RCS Group continued to show phenomenal growth during the year.

Negotiations with the Standard Bank of South Africa Limited (SBSA) reached completion in August 2005 and agreement was reached for SBSA to acquire an initial 25% stake in the RCS Group for a consideration of R358 million, effectively valuing RCS at R1,4 billion.

This stake was increased by 10% in April 2006 and can be increased by a further 10% in April 2007, potentially giving SBSA 45% of this business by this date. Each 10% tranche is valued at R137,5 million.

We believe that the Standard Bank association will open new business opportunities to the group and assist us in gaining a foothold in the lucrative asset-financing areas of home and vehicle loans. Some progress has been made in this regard and the first home loan switching offers will be made in June 2006.

Besides the equity stake, SBSA also participates proportionately in the financing of the underlying receivables. The funds released by way of this participation are deployed in other areas of the retail business so as to improve our overall ROA.

RCS Personal Loans

	2006 Rm	% change	2005 Rm
Interest Income	**290,9**	27,8	227,7
Interest expense	**(41,3)**	1,5	(40,7)
Other income	**64,6**	34,6	48,0
	314,2	33,7	235,0
Net bad debt	**(29,6)**	(6,0)	(31,5)
Credit costs	**(72,5)**	45,6	(49,8)
Profit before tax	**212,1**	38,0	153,7

This business provides personal loans to customers of the Foschini group. Customers are attracted by the convenience and simplicity of the RCS personal loan offer. A large portion of the process is handled telephonically. The level of repeat loans, in excess of 50%, attests to the appeal of the loan offer.

The selection criteria for qualifying customers remain strict. This, coupled with improved response modelling, has contributed to the strong growth.

Bad debt as a percentage of the book remains within acceptable parameters at 3,0% to debtors (2005: 2,5%). We believe that substantial scope remains for new and repeat business from our customer database to maintain above average growth from this business.

Adjustments were made to the provisioning policy to recognise the requirements imposed by IFRS. As a result the bad debt provision more realistically reflects the actual bad debt experience in the business.

Credit Costs

Credit costs increased by 45,6% driven mainly by increased marketing costs and credit bureau costs. Lists of prospective customers sourced from list vendors yield a lower takeup of the personal loan offer than from Foschini customers. As more customers are sourced from this area, the marketing and mailing costs move up disproportionately.

The cost to income ratio remains very low at 22,3% (2005: 20,6%).

Key debtor statistics	2006	2005
Number of active accounts ('000)	**188**	159
Net debtors book (Rm)	**817,5**	658,9
Arrear debtors % to debtors	**4,4**	4,0
Net bad debt writeoff as a % of credit transactions	**3,6**	2,9
Net bad debt writeoff as a % of debtors book	**3,0**	2,5
Doubtful debt provision as a % of debtors book	**6,3**	7,2

RCS Cards

	2006 Rm	% change	2005 Rm
Interest income	**100,2**	100,4	50,0
Interest expense	**(22,7)**	62,1	(14,0)
Other income	**58,6**	(7,3)	63,2
	136,1	37,2	99,2
Net bad debt	**(36,9)**	39,2	(26,5)
Credit costs	**(58,2)**	80,8	(32,2)
Profit before tax	**41,0**	1,2	40,5

This area of RCS's business underwent substantial change over the past year.

Firstly, the multiple card formats were rolled up into a single card format, simplifying marketing, reducing administration costs and improving brand recognition.

Secondly, the revenue model was changed. Whereas the model was predicated on high upfront merchant fees, this changed to lower merchant fees compensated by increased customer fees. This change, though strategic, did not mean that customers were in effect paying any more for their purchases. To merchants, however, the shift was significant, allowing us to secure acceptance by major national chains. The model was approved by the Micro Finance Regulatory Council (MFRC) in July 2005 and rolled out nationally. The new format has enjoyed tremendous support from both customers and merchants with new account growth well above 30%. The change in the operating model resulted in other income being deferred into the next financial year.

Credit Costs

The introduction of the new card format together with a new corporate identity involved a substantial increase in expenses in this area. As all card formats have now been rolled into one RCS card format, new marketing material had to be sent out to all merchants. The cost increase was not matched by revenue as the merchant fee has now been considerably reduced and income is based on interest which will only be realised in the 2006/7 financial year.

Key debtor statistics	2006	2005
Number of active accounts ('000)	**241**	178
Net debtors book (Rm)	**480,1**	291,7
Arrear debtors % to debtors	**18,7**	17,3
Net bad debt writeoff as a % of credit transactions	**3,0**	3,4
Net bad debt writeoff as a % of debtors book	**4,1**	5,1
Doubtful debt provision as a % of debtors book	**10,4**	11,0
Applicants granted credit (%)	**51,1**	50,9

Prospects

Growth prospects for the RCS Group in the next financial year are very good and as a result we expect to see profits increasing in excess of 20%.

Credit Legislation

The National Credit Act will come into effect during 2006. Financial provision has been made to ensure that the RCS Group is positioned to make the necessary changes in systems and operations to achieve compliance.

Many of the requirements embodied in the National Credit Act have their origination in the MFRC regulations. As a result the RCS Group is already compliant with many of the aspects of the new Act. In addition, the draft regulations allow for fees and interest charges that in aggregate are higher than are currently being charged. The removal of the R10 000 cap on loans should have a positive impact on the loans business.



Group Finance and Administration

The Group Finance and Administration division is a centralised service division that provides a support function to the other divisions within the group. The division comprises the following areas of responsibility:

Financial accounting and corporate reporting
This department is responsible for:
- the collating and production of the group's interim and annual financial statements;
- corporate communications and shareholder reporting;
- ensuring compliance with all required accounting standards and statutory requirements; and
- liaison with the external auditors.

During the current financial year particular focus has been placed on ensuring that the group is IFRS compliant. Further details of the impacts and judgements made by management are discussed in the Financial Director's report.

Management accounting
Management accounting is responsible for:
- control of the group's financial accounting systems;
- co-ordination and consolidation of all the group's financial planning, including annual budgets and quarterly re-projections;
- divisional financial reporting to enable accurate management decision-making; and
- all operational financial reporting at store, area, region and division level.

In addition, during the current financial year, a project to implement our new core accounting systems SAP financials commenced. The go-live date is planned for 1 October 2006.

General finance and administration
General finance and administration is responsible for:
- processing and payment of all merchandise, expense and rental transactions;
- ensuring all stores deposit the correct amounts daily; and
- administration of store and head office inventory and claims.

Treasury
Treasury is responsible for the efficient cash management of the group, always ensuring that there are adequate lines of credit and funding via the appropriate financial instruments.

Taxation
This department is responsible for all aspects of the group's taxation compliance. By its nature, it is staffed by highly skilled experts who constantly remain abreast of current and pending legislation.

Secretarial and administration
This department is responsible for the:
- maintenance of the group's statutory records;
- administration of the Foschini Group Retirement Fund;
- administration of the group's trademarks;
- administration relating to the preparation and signing of the group's store leases;
- group's compliance function; and
- provision of legal assistance/advice to other areas within the group as required.

Risk management
The risk management department is responsible for the following functions:
- managing and controlling the risk management process, as defined by the risk committee and as required by the Code of Corporate Practices and Conduct;
- appropriate insurance placement for the group;
- the administration of all group insurance claims and the compilation of comprehensive loss statistics;
- control over the group business continuity planning process; and
- facilitation of inter-divisional store security meetings as well as the hosting of similar informal meetings with other retailers to allow a cross-pollination of loss prevention information and strategies.

A detailed risk analysis is contained in the Corporate Governance report.

Procurement
The group procurement process ensures that best practice is followed in all areas of the purchasing process throughout the group. Quarterly procurement reportbacks are made to the procurement committee, comprising three members of the operating board and two senior managers. In addition, the procurement manager ensures that the BEE procurement strategy as defined by the transformation committee is implemented. Further details of initiatives in this regard are contained in the Sustainability report.

Group payroll

This department is responsible for the accurate and timeous payment of salaries to over 11 000 of the group's permanent, part-time, contract and flexitime employees.

During the year our web-based human resources self-service system was rolled out to all stores, thus improving processing time and reducing unnecessary paper flow. It is expected that further efficiencies will be achieved through the implementation of a time and attendance and staff scheduling system which is currently in the pilot phase of implementation.


TEMPO

Brent Curry
Managing Director
Foschinidata





Group Services

This division's mission is to provide value-adding services through expert facilities management which ensures cost-effective operational efficiency and workplace well-being. The division comprises 70 staff members.

Group Services ensures that the group's space requirements are met to accommodate office employees and warehouse distribution requirements. In addition to providing appropriately equipped facilities this division ensures the ongoing maintenance of all buildings, plant and equipment. In total, 18 properties are administered.

Group Services sees to the installation and maintenance of all security, fire detection and access control systems as well as implementing and managing the occupational health and safety programme. From a governance perspective all security and fire evacuation systems are tested on a regular basis. All offices, with the exception of the Isando property, have back-up power generators. A generator will be installed at Isando in the near future.

Group Services sees to the procurement of all office automation equipment, vehicles and capital equipment other than computers.

Mail room, reception, switchboard and store alarm monitoring are among the services provided. Outsourced contractors managed by Group Services include catering, physical guarding, gardening, architectural, mechanical, electronic, and electrical and travel services.

Foschinidata

The group's focus on information technology (IT) reinforces the importance we place on ensuring a competitive and world-class business. As part of the realisation of the group's IT strategy, 2005/6 was once again a rewarding year for the IT division with advances made on the following IT initiatives:

- Completion of the new Windows-based Point of Sale (POS) rollout to all of the group's stores. The new system allows for real-time information, flexible integration into head office systems, as well as simplifying the POS process to achieve quicker transaction processing times.
- Completion of the jewellery division JDA merchandise application suite (PMM) and the Retek Warehouse Management System.

  All trading divisions in the group have now been converted off the old legacy mainframe merchandising and warehousing systems on to standard and common applications for the group.
- Continued progress on the delivery of the JDA Merchandise Planning System, called Arthur AIM, to the Foschini trading division. This project will be completed by October 2006 and enables forward planning based on the latest sales and stock performance in stores, thus allowing merchandise planners and senior managers to make better informed decisions.

  Foschini is the last division to be converted to this new planning system.
- Commencement with the replacement of our legacy financial systems with SAP Financials in order to improve the accuracy of information, enhance reporting and improve response time. This project is due to be completed by October 2006.
- Commencement with the upgrade of the infrastructure environment, with the adoption of the latest Microsoft applications and operating systems, as well as the Microsoft operating framework, in order to standardise on technology platforms and enhance the current IT security controls.

  Collaboration on common standards and systems was beneficial in extracting cost synergies across the various divisions, through shared infrastructural services and outsource partners.

The group's investment in Foschinidata is substantial, with total IT capital expenditure for the year under review of R68 million, and operating expenses of R147 million, representing 2,3% of sales.

From a governance perspective, disaster recovery plans are regularly updated and tested to ensure seamless computing capacity in the unlikely event of a disaster. All distribution centres and head office systems have back-up power generators.

Key IT initiatives for 2007 centre on:

- successful implementation of the SAP Financial system due by October;
- replacement of our legacy "Sales Audit system" with the Windows Biztalk system;

- commencement of an electronic time and attendance system for the group stores and distribution centres;
- completion of the IT infrastructure upgrade; and
- development of various credit systems to meet new credit legislation and new business initiatives from our Retail Credit and Financial Services division.

Despite the numerous initiatives, both capital and operational expenditure will broadly be in line with the previous year.

Group Property

As stated last year, we are still concerned about the number of new retail centres being developed. Over 600 000 square metres of new retail space is expected to come on-stream over the next two years. As a result, we have declined committing the group to a number of these centres and are also not necessarily entering malls on an extended all-brand basis.

The group currently trades out of 1 273 stores (60 – 70% in malls) of which 81 were opened in line with target during the year under review. 30 stores were closed during the year. The group's trading space now amounts to 354 747 square metres, an increase of 7,1% over last year.

Substantial rental savings of R6,8 million over the lease periods were made during the year in which 318 leases were renegotiated. In the majority of the leases negotiated escalations average 8%, but in a number of instances we have achieved escalations below this figure. We believe escalation rates should not increase over the next year.

We enlarged 24 of the group's stores in the major shopping centres, as compared to only six in 2004/5, which resulted in an increase in space of 3 032 square metres. As a result of these enlargements, our turnover in these centres increased substantially. A further 19 stores were relocated to better trading positions. We will continue to seek enlargements where deemed appropriate.

The group has committed stores in the following new centres to be opened in next year: Vaal Mall (Vanderbijlpark), Jabulani (Soweto), Loch Logan (Bloemfontein) and Langeberg Mall (Mossel Bay).

Another important focus for Group Property is negotiating back-up power facilities with lessors.

Details of leases are shown in note 27.







Distribution and Logistics

The group's distribution and logistics team is responsible for the management of stock received from suppliers and distributing it to stores efficiently and productively. This year almost 43 million units were distributed, representing an increase of 19% over last year and 42% growth over the last two years.

To support this growth, two new distribution centres (DCs) were successfully completed in October 2005. This increased total DC floor space from 33 000 square metres to 48 000 square metres. Both DCs are fully operational. A further 18 000 square metres of land is available for development when required.

The DCs, based near the group's head office in Parow East, Cape Town, handle the entire group's stock distribution, including receiving, storage, picking, packing and despatching of stock. There are seven DCs in total, each responsible for the following business areas:

- Tygerberg DC: Foschini, Donna Claire, Fashion Express and Luella footwear, @home, @homelivingspace and customer returns
- Ndabeni DC: exact!, Markham, RJL and style accumulation
- Sports DC: DueSouth, Totalsports and Sportscene
- Foschini DC: Foschini, Donna Claire and Fashion Express clothing
- Jewellery DC: American Swiss, Sterns, Matrix and Foschini jewellery
- Cloth Store: Cloth for local clothing production
- Boompies Street DC: Shopfitting

The group continues to utilise HRP Distribution Services' hubs to cross-dock all stock, other than jewellery and @homelivingspace furniture, to stores in the various regions across South Africa, Swaziland, Namibia and Botswana. This outsourced contract expires in March 2008. For our jewellery business we utilise RAM Hand-to-hand Couriers, who also have a contract that expires in March 2008. For @homelivingspace we have a contract with Boltt, which will expire at the end of March 2007. Due to the highly synergistic nature of these contracts, we believe renegotiation will be achieved on a mutually beneficial basis.

A dedicated systems development team, which maintains and develops systems that ensure higher levels of productivity, supports this area. The systems employed at the various DCs are world-class, enabling a high productivity rate, with Pick-to-Light and Radio Frequency (RF) being used for many years in the clothing DCs. The new RF Pick Jewellery DC system was completed on time in April and is currently being bedded down. We expect improved efficiencies through the use of this new technology.

The DCs are further supported through materials handling systems that are continuously being redesigned, developed and implemented to support quicker throughput times. Foschini footwear was moved from the Foschini DC to the new Tygerberg DC in December 2005, to create capacity for Foschini clothing. Foschini footwear is now processed on Rapidpac technology, which we have chosen as the standard in our flow-through DCs. Our replenishment businesses utilise RF picking, which we have found to be more productive and flexible in this scenario.



Productivity figures in the various DCs are world-class. Cost per unit and units per man-hour are closely measured and benchmarked against the best retailers in the world. The cost of distribution as a percentage of group turnover for 2006 is 1,53%. This figure is higher than the 1,42% in 2005 due to the amount of capital expenditure on facility development in 2006. This figure includes depreciation, industrial engineering, management costs, labour, packaging, outbound transport and our Group Business Analysis department.

Our group utilises in excess of 30 local CMT factories in order to manufacture merchandise for our various trading divisions. Stock that is manufactured by these factories is accumulated at our Ndabeni DC, allowing CMTs to maximise their production space. Fabric stock is procured by the group and housed at the Cloth store in Montague Gardens prior to being delivered to the CMTs through our small in-house fleet.

To improve our supply chain effectiveness we will begin a process in the 2007 financial year that will result in the initiation of supply-chain projects. We envisage long-term benefits being derived from these initiatives, notably improved stock turn. A supply-chain analyst was appointed recently and supply-chain management prioritised at group level.

Our major risks are fire and power outages. Fire-fighting training, maintenance of fire-fighting equipment, atmospheric detection and inter-rack sprinkler systems mitigate the risk of fire. We have installed generators at each DC.

Business continuity plans are in place and are regularly tested and reviewed by the Risk Committee.




Shani Naidoo
General Manager
Group Human Resources

Human Resources

Group Human Resources (HR) is responsible for ensuring that we attract, develop and retain the best talent available for the continued success of our business. It acts as a specialist resource to the human resources functions within the trading and service divisions.

All trainee, junior and senior management are recruited centrally to ensure professional, consistent and detailed assessment, and selection. Training in competency-based recruitment is also provided to line management to enable effective selection at store level. In addition, a formalised procurement process to select preferred recruitment providers based on specific criteria was finalised this year.

The group has clearly-formulated industrial relations policies and procedures and extensive training is provided in these to line management.

We have regular interaction with our trade union, SACCAWU, and negotiate minimum wages and annual wage increases amongst other employment conditions. A wage agreement is currently in place from 1 September 2005 to 31 August 2006 (which incorporated an increase of 8,19% on the average bargaining unit salary), and negotiations will take place in August 2006 for implementation from 1 September 2006.

The group Management Development department provides a variety of programmes focusing on leadership and managerial skills for management across the group and these are regularly reviewed and updated. Programmes are designed to address the broad range of personal and interpersonal skills required for effective leadership, and are also aimed at maximising team-effectiveness. Twice a year we run an intensive week-long management school using primarily outside academic resources.

It has and will continue to be a key HR objective to focus training and development initiatives on strategic functional areas within our business. Specific focus has been placed on store manager development, the development of field staff and the development of competence within the merchandise-related functions. Initiatives to identify talent and design and deliver training programmes are under way and will continue to gain momentum throughout the coming year. Learnerships in particular will be used as a vehicle to accelerate development of people and to enhance the skill base and talent pool in clothing retail.

In excess of 11 000 staff participated in at least one training course during the year. Further information on our skills development can be found in the Sustainability report.

We ensure that our staff are remunerated competitively and efficiently and constantly review our remuneration and benefits in the light of best market practices. The major portion of remuneration is the basic package with performance criteria influencing the annual bonus and share option allocations. The latter is still confined to a fairly small universe of senior employees. In light of the strong operational performance of the group this year an exceptional bonus of at least half a month's salary was awarded to every employee.

We have an established job evaluation system and participate in several industry and function-specific salary surveys.

All divisions develop and submit their manpower plans for review by the operating board twice annually. Transfers and promotions across the various divisions in the group provide wide career opportunities and enable optimum use of our managerial talent.

A discussion of our employment equity can be found in the Sustainability report.

Our corporate social investment initiatives are developed and monitored by Group HR and are outlined in detail in the Sustainability report.



GOVERNANCE PROFILE





The board of directors of Foschini Limited remains fully committed to business integrity, fairness, transparency and accountability in all its activities. In support of this commitment, the board subscribes to the highest standards of corporate governance in all aspects of the business and the ongoing development of best practices.

Foschini fully endorses the principles incorporated in the Code of Corporate Practices and Conduct, as outlined in the second King Report (King II), and the Listings Requirements of the JSE Limited.

Board of Directors

Independent non-executive directors

E Osrin (Chairman)
D M Nurek
Prof F Abrahams
S E Abrahams
L F Bergman
W V Cuba
N H Goodwin
M Lewis

Executive directors

D M Polak
(Managing Director)
R Stein
(Financial Director)

Remuneration Committee	E Osrin (Chairman)	Prof F Abrahams
	D M Nurek (Deputy Chairman)	C J Ginsburg (Consultant)
Risk Committee	D M Nurek (Chairman)	E Osrin
	D M Polak	R Stein
	A D Murray (Director, Operating board)	
Audit Committee	S E Abrahams (Chairman)	E Osrin
	D M Nurek	N H Goodwin
Nominations Committee	E Osrin (Chairman)	D M Nurek
	S E Abrahams	D M Polak
Transformation Committee	E Osrin (Chairman)	Prof F Abrahams
	D M Polak	R Stein
	M C Park (Former Director, Operating board – resigned 31 December 2005)	
	G S Naidoo (General Manager, Group Human Resources – appointed June 2005)	

Foschini has, in all material respects, complied with King II and continually strives to enhance compliance. The application of King II continues to prove a rewarding guide to the entrenchment of strong governance principles throughout the group. A Board Charter is currently being finalised, for adoption in the 2007 financial year.

Board of Directors

Role and composition

Foschini has a unitary board structure comprising 10 directors. The eight non-executive directors are all independent according to the King II definition, with the two executive directors being the managing director and the financial director. Detailed information on the directors and their credentials appear on pages 10 and 11.

At 31 March 2006, the board and its committees were constituted as set out in the table alongside.

The non-executive directors come from diverse backgrounds in commerce and industry. Their collective experience enables them to provide sound, independent and objective judgement in decision-making that is in the best interests of the group. They contribute to the group's strategy formulation in addition to monitoring and measuring the company's performance and its executive management against key performance indicators. They provide opinion and advice regarding the group's financial and risk management controls. They review the succession planning at senior levels as well as provide input to the remuneration process to ensure sustainable leadership.

The chairman and deputy chairman are both independent non-executive directors. The roles of the chairman, Eliot Osrin, and the managing director, Dennis Polak, are separate, with a clear division of responsibilities. Both provide leadership and guidance to the company's board, and encourage deliberation on all matters requiring the board's attention, and obtain optimum input from the other directors. All directors exercise unfettered discretion in the fulfilment of their duties, resulting in constructive debate at meetings that continue to yield well-considered decisions.

Newly-appointed directors hold office only until the next annual general meeting, at which time they retire and become eligible for re-election as directors. Each year, one third of the existing board are subject to retirement by rotation and are eligible for re-election as directors by the shareholders. Non-executive directors have no fixed term of employment, and the performance of all directors is subject to annual peer review.

An annual evaluation of the board is undertaken by the chairman by means of an anonymous questionnaire sent to each board member. The results of the questionnaire are collated by the chairman, and feedback provided to the full board. An effective evaluation process of the various board committees remains under consideration.

An induction programme is in place in the event of the appointment of new directors, with the objective of maximising their understanding of the group, enabling them to provide immediate input and make well-informed decisions.

Board meetings

The board typically meets quarterly in Cape Town, and further meetings are scheduled at short notice should circumstances dictate.

The board and its committees are timeously supplied with comprehensive information to enable them to effectively discharge their duties. All directors have unrestricted access to the company secretary and all company records as well as to independent professional advice at the company's expense in appropriate circumstances.

Directors' shareholdings

The beneficial and non-beneficial holdings and share options of the directors of Foschini Limited at 31 March 2006 are set out in note 13. Non-executive directors do not participate in the share incentive schemes.

Personal share dealings

The board complies with the requirements of the JSE Limited in relation to the restrictions required in the trading of Foschini Limited shares by directors and employees during the defined closed periods. Restrictions may also be placed on share dealings at other times during the year should the group be involved in corporate activity or sensitive negotiations. The company secretary advises all directors and employees prior to the commencement of the closed trading periods of the prohibitions contained in the Insider Trading Act relating to share dealings whilst in possession of price-sensitive information. Details of directors' share dealings are disclosed to the Listings Division of the JSE Limited and communicated through its electronic news service, SENS. These dealings are also disclosed at board meetings. There is a process in place, in terms of the requirements of the JSE Limited, for directors to obtain prior clearance before dealing in the company's shares. All transactions are conducted at the ruling market price on the JSE Limited.

Directors' interests

The directors had no interest in contracts as contemplated in Section 234 of the Companies Act. As announced on SENS on 29 August 2005, the Standard Bank of South Africa Limited (SBSA) acquired an initial 25% of RCS Investment Holdings (Pty) Ltd (RCSIH) with an option to acquire an additional 20% in the future, half of which was exercised on 1 April 2006. The agreement entered into with SBSA required all existing minorities to sell their 8,04% directly to SBSA for a pro-rata share of the price in respect of the 25% shareholding acquired by SBSA. These minorities included the six members of the operating board. The operating board members' pro-rata share of the proceeds was R92,3 million. Refer to note 15 for further details.







Board Committees

The board of directors has delegated specific responsibilities to board committees, each with their own terms of reference that define their powers and duties. The board committees meet independently and report back to the board through their chairmen. The composition of these committees is reflected earlier in this report.

Audit committee

The committee is governed by a formal audit committee charter that complies with the requirements of King II. This charter guides the committee in terms of its objectives, authority and responsibilities.

The role of the audit committee is, inter alia:

- to review the effectiveness of the group's systems of internal control, including internal financial control and business risk management, and to ensure that effective internal control systems are maintained;
- to ensure that written representations on internal control are submitted to the board annually by all divisional managing directors and general managers (these representations follow consultations with relevant line management and provide assurance on the adequacy and effectiveness of the group's systems of internal control);
- to monitor and supervise the effective functioning and performance of the internal auditors;
- to ensure that the scope of the internal audit function has no limitations imposed by management and that there is no impairment of their independence;
- to evaluate the independence, effectiveness and performance of the external auditors and obtain assurance from the auditors that adequate accounting records are being maintained;
- to ensure that the respective roles and functions of external audit and internal audit are sufficiently clarified and co-ordinated;

Board attendance

The attendance of the directors at board meetings and board committee meetings for the year was as follows:

	Board	Audit Committee	Remuneration Committee	Risk Committee	Nominations Committee	Transformation Committee
Number of meetings	5	2	3	4	2	1
Directors' attendance						
E Osrin	5	2	3	4	2	1
D M Nurek	5	2	3	4	2	n/a
F Abrahams	4	n/a	3	n/a	n/a	1
S E Abrahams	5	2	n/a	n/a	2	n/a
L F Bergman	4	n/a	n/a	n/a	n/a	n/a
W V Cuba	5	n/a	n/a	n/a	n/a	n/a
N H Goodwin	5	2	n/a	n/a	n/a	n/a
M Lewis	3	n/a	n/a	n/a	n/a	n/a
D M Polak	5	2*	3*	4	2	1
R Stein	5	2*	n/a	4	n/a	1

* by invitation

- to review the financial statements for proper and complete disclosure of timely, reliable and consistent information and to confirm that the accounting policies used are appropriate; and
- to review the quality of earnings on a half yearly and annual basis.

The committee consists of four independent non-executive directors and meets at least twice annually. Executive directors, members of executive management, internal audit and the external audit partners and staff attend meetings at the invitation of the committee. Members of the committee meet separately with the external auditors, independently of management.

Remuneration committee

This committee is governed by a formal charter to ensure that there is a transparent procedure for developing policies on executive remuneration and determining remuneration packages of individual directors and senior executives, within agreed terms of reference and within the framework of good corporate governance.

Its key mandate is the compilation of emolument proposals in accordance with the group's remuneration strategy which are then considered by the board.

These are designed and tailored to:

- continue to attract, retain and motivate executives of the highest calibre;
- enable the group to remain an employer of choice; and
- ensure a blend of skills that consistently achieves predetermined business objectives and targets.

Its powers regarding non-executive remuneration are limited to making recommendations to the full board.

This committee has access to independent surveys and consultants for best-practice advice and information concerning current and job-specific remuneration levels.

Its responsibilities include the making of recommendations to the board on remuneration structures, performance bonuses, conditions of appointment of the managing director, the managing director's remuneration, executive and non-executive directors' remuneration and fees, service contracts, senior executive management remuneration, the employee share incentive schemes and general salary guidelines across the group.

The committee, which met three times during the course of the year, comprises three independent non-executive directors and an external consultant. The managing director and the operating board group human resources director (subsequently retired) attended by invitation, but recused themselves upon deliberation of their own remuneration. The newly-appointed general manager – human resources will in future attend these meetings by invitation.

Risk committee

The board is responsible for risk management, while divisional and operational management are accountable to the board for this process.

The group has adopted an ongoing, systematic and documented risk management process that ensures that all material risks are identified, evaluated, effectively managed and where practical, quantified. This process is undertaken within each division as well as by the operating board. This has served to ingrain a sustainable risk awareness and culture at all levels. The assessments are aligned to the business objectives within each division as well as those of the group as a whole. All significant projects undertaken by the group are subject to formal risk assessments. Ongoing business sustainability is addressed as part of this process.

The risk committee is responsible for ensuring that:

- appropriate risk and control policies are in place and are communicated throughout the group;
- the process of risk management and the system of internal control are regularly reviewed for effectiveness;
- there is an ongoing process of identifying, evaluating and managing the significant risks faced by the group, and that this was in place throughout the year under review;
- a formal risk assessment is undertaken annually;
- there is an adequate and effective system of internal control in place to manage the more significant risks faced by the group to an acceptable level;
- there is a documented and tested process in place that will allow the group to continue its critical business processes in the event of a disaster, inter alia, the destruction of a distribution centre, head office or computer facility, impacting its activities;
- a risk register is maintained and kept up to date; and
- appropriate insurance cover is placed for the group, and that all uninsured risks are reviewed and managed.

The risk committee comprises two independent non-executive directors, two executive directors, a director of the operating board and by invitation, the heads of the internal audit and risk management departments. Meetings are held four times a year.

Nominations committee

This committee is governed by a formal charter to ensure that there is a process in place to fairly and thoroughly identify and assess new executive and non-executive directors. Their responsibilities include:

- reviewing the board structure, size and composition;
- succession planning;
- reviewing the balance between non-executive and executive directors;
- ensuring that the directors have the required blend of experience, skills and knowledge to guarantee the continued success of the group; and
- compliance with the principles of good governance and the code of best practice.

This committee met twice during the year under review, and comprises three non-executive and one executive director.



Transformation committee

This committee was formalised during the course of the financial year under review. Its scope of authority has been clearly defined, as has its objectives and responsibilities, which will be formalised by a charter during the ensuing financial year.

The committee has established a broad-based BEE strategy aligned to the Broad-based Black Economic Empowerment Act of 2003 and the Codes of Good Practice (based on the final phase one codes and the draft phase two codes), including a BEE-level contributor target with time-lines. Clear guidelines have been defined for each of the seven elements of broad-based BEE, being ownership, management, employment equity, skills development, preferential procurement, enterprise development and corporate social investment. The committee's ongoing responsibilities are to monitor and review all aspects of the group's broad-based BEE strategies and to ensure the achievement of its stated targets.

In order to attain these targets, subcommittees for each of these seven elements have been established, which report directly to the transformation committee. The subcommittees are to meet at least quarterly.

The transformation committee, comprising two non-executive directors, two executive directors and the operating board group human resources director (subsequently retired), met once during the course of the financial year under review, and in ensuing years will meet twice annually. The newly-appointed general manager – human resources will attend these meetings in future.

Risk Management

Risk review

The primary risks to the group remain largely unchanged from the previous year.

These major risks and their consequent opportunities, considering both impact and their management, are:

- Customer base

  Being a predominantly credit-based retailer, retaining our existing customers and attracting new customers are core to our sustainable growth.

  We manage this risk by:

  - ensuring that we provide exceptional customer service;
  - the provision of keenly priced and exciting product ranges across all divisions to our wide-ranging market segment;
  - continual staff training at all levels;
  - the use of "mystery shoppers" to gauge levels of customer service;
  - a state-of-the-art multi-media customer services call centre to assist in the rapid resolution of customer enquiries;
  - utilisation of an efficient point-of-sale system that enhances store efficiency and customer service;
  - equipping our stores to be attractive, enticing and congenial;
  - constantly monitoring and assessing consumer legislation and in particular the National Credit Act and the Consumer Protection Bill; and
  - proactively engaging with the relevant regulatory and legislative authorities.

- Information technology (IT)

  The ever-increasing reliance upon computer systems necessitates a stable, secure and uninterrupted computer infrastructure.

  We manage this risk by:

  - constant senior management review and updating of the IT strategic plan;
  - maintaining a comprehensive, regularly tested disaster recovery plan that should provide seamless computing capacity in the unlikely event of a disaster. Secure computer suites have been established in separate locations with adequate capacity to provide back-up access to critical systems;
  - strict change control procedures for all system enhancements;
  - promoting the use of risk assessments for all significant projects;
  - ensuring that access controls are implemented and enforced;
  - instilling employee awareness of the need for responsible use of computer facilities (all employees are required to abide by a formal computer code of conduct);

- ongoing emphasis on enhancing IT security from all potential threats, both internal and external (this will continue to receive attention at all levels); and
- adopting strong IT governance policies as well as best practice IT service delivery models.

- Reduction in local manufacturing capacity
  Fundamental to our business is a consistent, reliable supplier-base for all of our products. The ongoing instability within the South African garment industry is of concern, as by far the majority of our product is manufactured locally.

  We manage this risk by:

  - fostering long-standing relationships with local manufacturers in order to procure quality merchandise at competitive prices for our group;
  - utilising, on an almost exclusive basis, in excess of 30 local CMT factories to whom skills and other assistance is provided; and
  - continuing to support local industry both currently and in the future.

- Credit management
  Various factors can lead to customers being unable to meet their financial obligations to the group.

  We manage this risk by:

  - utilising state-of-the-art systems and credit management disciplines to monitor and limit the impact of this risk; and
  - *offering customers an optional account protection plan.*

  Further discussion and quantification of credit risk can be found in the Foschini Retail Credit section of this report and notes 7, 8 and 19.2.

- Shortage of skills and expertise
  Without insightful, specialised and talented staff at all levels, our continued success and growth through innovation would be impacted.

  We manage this risk by:

  - maintaining an effective nominations committee for succession planning and appointment of senior executives and board appointments;
  - ensuring that processes are in place to attract, retain and develop high-quality staff within an environment that can satisfy ambition; and
  - having access to a pool of skills in all key areas via our divisionalised structure, which lends itself to seamless resource transference.

- The impact of HIV/AIDS upon our staff and customer base
  Whilst the impact of HIV/AIDS upon our staff and customer base has had a limited impact upon the group to date, we are well aware of the need to better understand the future risks and consequences.

  We manage this risk by:

  - undertaking external expert surveys. (During 2005, the Health Monitor Group completed their report regarding the potential impact of HIV/AIDS within the workplace. The projected prevalence rate for the total staff complement (excluding casual staff) in the 2006 year of 6,6% would have an estimated annual upper limit cost to the group of R7,7 million – significantly higher than the R1 million estimated in last year's report. The reason for this disparity is that the initial cost was based on treatment cost only, whereas the revised cost is inclusive of inter alia paid sick leave, lost productivity, funeral costs, training and experience costs, cost of processing medical applications, group life and other disability and medical costs); and
  - offering optional account balance protection to customers, who have made extensive use of the facility. This has in large part contained the impact on bad debts. In addition, current experience indicates that accounts are continued by extended families.

- Crime
  Crime remains a concern, both in terms of the impact of losses as well as its effect upon our staff. The reduction in violent crime experienced in the previous financial year has shown a regrettable reversal, with armed robberies increasing significantly.

  We manage this risk by:

  - continually reviewing security at stores;
  - maintaining a strong focus on syndicated identity fraud via a dedicated forensics department;
  - maintaining regular communication with other retailers and anti-crime fora to ensure that we minimise the impact of crime in all of its forms; and
  - utilising an anonymous toll-free whistleblowing facility for the reporting of criminal acts.

  Details of the impact of the whistleblowing facility is contained in the sustainability report.





- Fluctuation in interest and exchange rates:
  Whilst interest and exchange rates have proved stable during the fiscal year under review, their potential fluctuation remains a key risk.

  We manage this risk by:

  - maintaining a strictly controlled and skilled treasury function, guided by formalised, documented policies and procedures;
  - constantly reviewing our borrowings mix between fixed and floating rate instruments, and long and short-term financing, as the direction of interest rates change;
  - constantly monitoring the potential benefit of any other interest rate products, such as interest rate swaps and forward rate agreements; and
  - taking forward cover on 100% of our merchandise imports.
- Power outages
  Continued power outages could significantly disrupt our critical head office and distribution systems as well as our store trading ability.

  We manage this risk by:

  - utilising generators to provide sufficient power supply for all systems within our major head office buildings and distribution centres; and
  - having the ability to trade at stores provided that there is sufficient lighting.

  Further details can be found in the group services and group property sections in the divisional reports.

Internal control

The board of directors is responsible for the group's systems of internal control. Effective internal control systems have been implemented and are continuously evaluated:

- to provide reasonable assurance as to the integrity and reliability of the financial statements;
- to safeguard, verify and maintain accountability of its assets;
- to detect and minimise fraud, potential liability, loss and material misstatement; and
- to review compliance with applicable legislation and regulations.

The internal control systems are governed by a comprehensive internal control standards manual that is available to all staff via our intranet. Compliance with these laid-down standards rests within each division and is monitored via internal and external audit checks.

The board is not aware of any material breakdown in the functioning of these controls during the period under review.



Internal audit

The internal audit department, which reports to the audit committee of the board of directors, is an independent appraisal and assurance function. An Internal Audit Charter, approved by the audit committee and conforming to the International Standards for the Professional Practice of Internal Auditing, determines the mission and scope of the function. The mission is to provide independent, objective assurance and consulting services designed to add value and improve the group's operational performance. It assists the group in accomplishing its objectives by bringing a systematic, disciplined approach to evaluating and improving the effectiveness of risk management, control and governance processes. It conducts its audits with proficiency and due professional care. The scope of the internal audit function is to determine whether the group's risk management, control and governance processes, as designed and implemented by management, are adequate and functioning satisfactorily.

Internal audit has adopted a risk-based approach, and makes use of globally recognised control frameworks in the assessment of controls. The annual audit coverage is carefully planned and ratified by the audit committee. All significant findings and recommendations are reported to executive management and the board audit committee. Executive management is responsible for addressing any control deficiencies or systems improvements. The internal auditors have unrestricted access to all records and personnel and to the audit committee.

Code of ethics

The group has adopted a code aimed at creating a culture of the highest standards of ethics and uncompromising honesty among all employees. The code is founded on the principles of integrity, good faith, impartiality, openness and accountability. The code of ethics forms an integral part of the induction programme and all new employees agree to subscribe to the code. It is available to all staff on our intranet.

An aid to all staff in the reporting of any unethical or fraudulent behaviour is the availability of an outsourced, anonymous, toll-free hotline. Reported incidents are submitted to the risk management department for investigation.

Legal Compliance

With the proliferation of increasingly complex and compliance-orientated legislation, the board considered it essential to create a compliance function within the group. The purpose of this function is to provide the board with assurance that the group remains compliant with applicable legislation. The compliance function is currently split into two distinct areas; one focus area is compliance with laws that affect credit granting and the other on general compliance within the group.

The impact of the National Credit Act is significant, and a group forum has been established to identify all areas of the business affected by this new legislation, assess levels of risk to the business and to ensure compliance across the group.

Similarly, there is a group forum monitoring the progress of the Consumer Protection Bill. This forum will ensure that the provisions relevant to the group will be implemented upon the finalisation and promulgation of the Bill.

The group compliance officer reports to the audit committee.

The responsibilities of the compliance function include inter alia:

- identifying and advising the group on existing and new legislation that is applicable to the group's business;
- facilitating compliance with relevant legislation and assigning responsibility for areas of compliance;
- facilitating compliance with internal policies, rules, guidelines and procedures; and
- maintaining a register of internal policies, rules, guidelines and procedures.

Internal audit and the group compliance officer work closely together. Where significant compliance issues are identified, these are considered for independent review by outsourced experts.


Light House
LAND



Remuneration

The group's policy is to align the remuneration structure of the executive directors and staff with the interests of shareholders, and consequently a portion of their package is performance related. Share options and incentives are granted based upon both the performance of the individual as well as the performance of the group as a whole, based on specific business objectives and bottom line absolute profits, the principle being that bonuses are self funded out of profits in excess of targets.

In addition, it provides competitive market-related and benchmarked base salaries.

The executive directors have standard employment contracts with the group, which do not exceed three years.

Remuneration for executive staff comprises:

- Base salary:
  Base salaries are determined after a thorough market benchmarking exercise within the retail and related sectors.

  These are set at competitive market rates, are subject to annual review and linked to performance. All divisions have established performance management systems in order that individual contribution can be measured and rewarded accordingly. External remuneration consultants assist with market surveys and benchmarks and internal parity is monitored by the human resources division.
- Short-term incentives:
  The trading divisions participate in an annual bonus scheme. Targets are set for each division at levels exceeding predetermined budgets, in order that the schemes are effectively self-funding. The level of the bonus is dependent upon the performance of the individual, the trading division and the group as a whole. Service division bonuses are related to the overall group performance. The levels of bonuses are capped.
- Long-term incentives:
  Share options provide a performance incentive that aligns remuneration with the interests of shareholders, and are therefore offered to senior staff at various intervals for delivery over a six-year period. These are allocated based upon individual contribution to the success of the group.
- Other benefits:
  The remuneration committee reviews additional benefits annually against market benchmarks for proposal to the board. These include pension and medical aid fund contributions, car allowances and other health and security services.
- Service contracts:
  Certain key executives have formal service contracts to ensure stability and continuity in management teams. These contracts, none of which exceed three years, include restraint of trade agreements.

Remuneration of non-executive directors and the chairman are reviewed annually by the remuneration committee for proposal to the board. Non-executive directors are paid a basic fee with additional fees payable for their level of responsibility and committee membership. They do not participate in any of the group incentive plans or share schemes. They are paid for their expenditure in attending meetings in Cape Town.

External consultants assist in providing market information relating to non-executive remuneration.

Payments made to directors for services during the year are set out in note 30.

Stakeholder Relations

Foschini acknowledges the importance of proactive engagement with all of its stakeholders and in particular, we strive to foster sound relationships between the company and the investment community as a whole. Regular meetings are held with institutional shareholders and investment analysts in order to provide them with timeous and relevant information regarding financial performance and prospects. Executive directors and senior management are accessible to investors and regular meetings are held with local and international shareholders, both current and prospective. Price-sensitive information is distributed via the JSE Limited's SENS and made available simultaneously via the Foschini Group website.



A wide array of information is available to our staff via our intranet including our code of ethics, mission and values, HIV/AIDS policy, medical aid information, internal recruitment opportunities, environmental policy and initiatives, reporting of fraud and theft, sexual harassment policy and staff announcements.

Ongoing communication with our suppliers is vital to our sustained access to merchandise and services delivery. In addition, we need to convey to them our required standards regarding ethical conduct and legal compliance. Of increasing importance is our requirement to ascertain their BBBEE-level contributor status in order to ensure that our BBBEE-supplier database is current.

Our primary means of communication with our identified stakeholders is noted in the table below:

Stakeholder	Our most frequent means of communication
Institutional shareholders and investment analysts	Regular local and international investor relations meetings with executive directors and senior management.
Shareholders	Via our annual report, SENS announcements, profit announcements, annual general meetings, general meetings, advertising, group website and e-mail.
Customers	Via our store and head office staff, customer care call centre, website, e-mail, SMS, monthly statements, advertising, sponsorships, store promotions and competitions.
Suppliers	Via our store and head office staff, regular site visits, audits and meetings, video-conferencing, requests for general and compliance information and supplier fora.
Community	Via community social investment initiatives (by the group and by staff), meetings with social investment representatives, sponsorships, advertising, website and media releases.
Employees	Via regular staff dialogue and communication sessions, staff break-aways, team-building exercises, notice boards, newsletters, union meetings, training, intranet, e-mail, store visits by senior managers, staff meetings and a quarterly internal magazine.
Government and Regulatory authorities	Via ad-hoc formal meetings.

Donations to Political Parties

No donations are made to political parties.



Sustainability to Foschini is the need to ensure long-term, balanced profitability through innovation and inventiveness, without compromising short-term competitiveness. The needs of all of our stakeholders and our responsibilities to the environment and future generations must also be considered, as we recognise that these will be the source of our ongoing success.

Our primary stakeholders, being our shareholders, employees, suppliers, customers, government, local communities and society at large are all mutually dependent partners in the sustainability process.

We are committed to ensuring value for all stakeholders, and maintaining the highest moral and ethical standards.

Corporate Social Investment (CSI)

Foschini has a long history of investing in the upliftment of disadvantaged communities, and to this end, the Foschini Foundation was established in August 2000. A further donation from the group of R10 million during the current financial year as well as growth on investments have boosted the capital base of this foundation to a market value exceeding R60 million. Income derived therefrom is used as part of our social investment spending. This is in addition to contributions made by the group directly. The cash spend from both the group and The Foschini Foundation amounted to R4,0 million for the financial year under review. Merchandise donations at retail value for the benefit of poverty alleviation and welfare and public service organisations totalled R12,7 million for the same period. Further donations of sundry equipment, merchandise and services totalled R673 000. Staff and business partners of the group, of their own volition, contributed R331 000 from their personal resources to selected charities.

Our areas of focus remain

- Education
- Welfare and public services
- HIV/AIDS
- Job creation
- Staff bursaries
- Poverty alleviation

The allocation of the combined cash spend from the group's CSI funds and The Foschini Foundation for the year under review is indicated below.

Combined Group CSI and Foschini Foundation Spending


22%
46%
2006
8%
8%
13%
3%
Welfare & Public Services
Job Creation
Staff Bursaries
HIV/AIDS
Poverty Alleviation
Education

Non-Governmental Organisations (NGOs) and Not-For-Profit Organisations (NPOs) that already receive funds from us will once again receive funding in the new financial year. A portion has also been set aside to fund new organisations and projects.

Having a national presence in South Africa means that we are faced with the challenge of finding suitable NGOs and NPOs that themselves operate on a national basis. Child Welfare, the Salvation Army, Lifeline, EQUIP, FAMSA and Junior Achievement are examples of such nationally-based organisations that we support.

Education
We believe that one of the keys to unlocking the potential of our country lies in the provision of and access to quality education for all citizens, and consequently the largest portion of the CSI budget is spent on education. Early childhood development plays a particularly important role in the overall development of a child – we have therefore increased the funding to the early childhood development sector significantly. Amongst the organisations that benefited from this increase are:

- ELRU (Early Learning Resources Unit)
- Grassroots
- Woz'obona

In line with this approach we continue to donate class-leading jungle gyms to educare centres in impoverished urban and rural communities in the Western Cape.

Funding to the EQUIP programme which is run by the National Business Initiative was again increased. During the financial year under review, we supported a cluster of five primary and two high schools in the Western Cape, and one school in Gauteng.

Many of the institutions of higher learning provide educational programmes in nearby disadvantaged communities. Amongst those that we support are:

- Free State University – training of maths and science educators
- Pretoria University – science project
- Rhodes University – maths education
- Stellenbosch University – literacy in farm schools
- University of Cape Town – literacy, maths and science education
- University of the Western Cape – science and maths outreach
- University of KwaZulu-Natal – child and family centre
- Tshwane University of Technology – maths and science programme for matrics
- University of Port Elizabeth – family maths programme
- MEDUNSA – mobile science bus
- Durban Institute of Technology – educational materials

In addition, a total of 540 redundant computers and related equipment were donated to institutions that promote educational advancement.

Programmes that give support to disadvantaged students also receive funding. Examples are:

- The lending library at PE Technikon
- Textbooks for disadvantaged students at the University of Johannesburg
- Textbooks for tutors at UNISA
- Textbooks for the satellite campus of the Cape Peninsula University of Technology

Some of the other organisations working within the education sphere supported by us are:

- The READ Education Trust
- SMILE
- Junior Achievers
- SHAWCO

Welfare and public services
Some of the welfare and public service organisations we support that fall outside our main areas of focus are:

- Childline National
- Friends of the National Gallery
- Institute for the Blind in Worcester
- NICRO
- NSRI
- SA Guide Dogs for the Blind
- SA Red Cross Children's Hospital
- St Johns Ambulance Service
- Woodside Sanctuary
- World Wild Life Fund

Merchandise comprising clothing, shoes and other group goods is distributed on a monthly basis to national welfare organisations. In total 87 287 units of merchandise at a selling price of R12,7 million were donated.

In order to cultivate a culture of philanthropy and community involvement amongst the employees and divisions themselves, our Community Builder programme was started in 2004. Individual grants are made available to employees who give of their own time to community service. Trading and service divisions within the group are encouraged to adopt and raise funds for their own community projects and they too may apply for an annual grant from the group CSI funds. To date the following have received assistance in the form of money and goods from Foschini employees and management:

Foschini Marketing
Sakhumzi
Foschini Retail Credit
Mama Lumka
Group Finance and Administration
Colleen's Place of Hope
Group Services
The Alta du Toit Centre
Exact!
Hoops for Hope
Sports Division
Sozo Project, run by The Laureus Sporting Organisation
Group CSI Committee
Organ Donor Foundation



In addition to the above Foschini proudly supported the White Ribbon Campaign's 15 days of activism, where society at large was encouraged to "Act Against Abuse". The campaign focused on increasing the awareness of the negative impact of violence against women and children. A prime motivator for the support of this cause is the fact that 75% of our employees are female, many of whom are mothers. It also allowed for involvement of employees across the group. Trading and service divisions together with key suppliers raised R500 000 for Mosaic, the largest corporate donation received by this organisation in 2005.

HIV/AIDS

When identifying organisations that work with communities infected and affected by HIV/AIDS, we try to select those that provide as holistic a service as possible, such as:

- The Child Welfare Society
- The Community Chest
- Lifeline
- The South African Red Cross Society
- Planned Parenthood Association
- Sothemba
- Scripture Union
- SANTA

Through their activities, their combined skills educate the community about HIV/AIDS, train volunteers to counsel people infected and affected by HIV/AIDS and provide home-based care.

We also support those that provide a more focused service such as Cotlands, ATTIC and St Luke's Hospice.

Job creation

Apart from a quality school education, providing young adults from disadvantaged communities with skills to enter the world of work or start their own businesses is also an area of focus for us. Some of the organisations that receive ongoing financial support are:

- The Big Issue
- CAFDA
- Camphill Care
- Catholic and Welfare Development
- Free State University
- Thusanang Training Centre

Staff bursaries

Bursaries for the benefit of the children of employees are independently administered by the South African Institute of Race Relations. Further details are provided in the section of this report headed "Employees and employee benefits".

Poverty alleviation

Poverty still affects a large majority of the citizens of South Africa and thus we will continue to provide funding to welfare organisations such as:

- Peninsula School Feeding
- Meals on Wheels
- The Community Chest
- Operation Hunger

Employment Equity

The group has achieved full compliance with all aspects of the Employment Equity Act.

Planning and audit

In compiling the employment equity plan which ended in October 2005, Foschini first commissioned an employment equity audit by a South African labour law consultancy. This involved a comprehensive audit of business practices across all trading and service divisions through a process of employee and management questionnaires and interviews.

Our two largest office centres – in Cape Town and Johannesburg – have had full disability audits conducted by a specialist consultant to ensure that these facilities are suitable for and accessible to physically disabled employees.

In addition, all staff at our head offices and stores were consulted in drawing up the original employment equity plan which detailed both qualitative and quantitative goals and the measures to ensure their attainment.

The group is in the process of finalising its revised employment equity plan that will be effective for the forthcoming three-year period. The substance of this plan was formulated from a survey conducted on the group's behalf by a South African labour law consultancy. This survey gathered confidential feedback from all employees to gauge employee perceptions of fairness across all employment practices, ranging from pay and promotional opportunities to the attitude of line management.

Consultative fora

Whilst the monitoring of numerical goals has been an important part of our assessment of progress, regular feedback from employees is invaluable in gaining a complete understanding of the qualitative successes and challenges that we face. To this end, each trading and service division has its own employment equity forum that meets regularly to ensure that progress towards all objectives is made.

In-house talent

A great deal of focus has been placed on the identification and development of in-house talent. Our trading divisions have run various national change initiatives to achieve this, such as the Foschini Retail Academy. Part of the benefit of these programmes has been the identification of skills, talents and potential in previously disadvantaged groups across all divisions. In our service divisions, similar programmes, such as the Foschinidata Accelerated Development Programme, have achieved similar goals.

Coupled to this, we recognise that it is vital for all employees to have equal access to promotional opportunities. The challenges that a large and geographically diverse distribution of stores and offices present have been taken into account by ensuring that the advertising of vacancies is accessible to all staff.

Workforce profile

Previously disadvantaged employees as per our October 2005 Employment Equity Submission comprised 78,4% of our workforce, compared to 76,4% in October 2004, and 72,7% in the year prior.

As noted above, the group is in the process of finalising its new employment equity plan for the three-year period ending October 2008.

Evidence of our overall progress towards addressing imbalances in the racial composition of the group over the past five years is depicted at the bottom of this page:

In addition, the overall achievement of targets set for October 2005, compared to the actual employee status in October 2005, is reflected in the graph below. This depicts that our planned increase in previously disadvantaged employees has been exceeded. However, further efforts are still required at senior management level to address imbalances that still exist.

Actual employee status vs plan at October 2005


Actual October 2005
Plan October 2005
Percentage %
40
35
30
25
20
15
10
5
0
37,1
33,3
33,7
31,0
7,5
6,5
21,7
29,2
African
Indian
Coloured
White

Workforce Profile Changes


April 2000
October 2001
October 2002
October 2003
October 2004
October 2005
Percentage %
40
35
30
25
20
15
10
5
0
African
Indian
Coloured
White

Note that these figures exclude RCS Cards (Pty) Ltd and RCS Personal Finance (Pty) Ltd employees, as the target date of their plan differs by three years from the rest of the group's, and is thus non-comparable. These employees form less than 2% of headcount, and thus do not significantly affect these statistics.

A breakdown indicating the change in representation of previously disadvantaged groups amongst permanent employees is depicted below:

	October 2005 %	October 2004 %	October 2003 %
Senior management	4,6	5,9	4,6
Specialists and middle management	30,0	27,7	24,9
Skilled technical and junior management	59,3	56,5	53,5
Semi- and unskilled employees	86,6	84,9	82,4

A breakdown indicating the change in representation of women amongst permanent employees is depicted below:

	October 2005 %	October 2004 %	October 2003 %
Senior management	39,9	31,1	28,4
Specialists and middle management	63,4	63,0	61,4
Skilled technical and junior management	80,1	80,3	82,2
Semi- and unskilled employees	79,1	79,1	80,4

Recruitment

Recruitment is one key focus area in ensuring that representivity is achieved. Psychometric tests used in recruitment have been selected to be valid and fair in the South African environment, and in addition to these the group also makes use of a psychometric test that specifically assesses potential as opposed to current competency and skills.

The change in the percentage of employees recruited from previously disadvantaged groups is as follows:

October 2003: 75%
October 2004: 80%
October 2005: 81%

A breakdown of recruitment by race as indicated in our most recent employment equity progress report is depicted below.


20%
33%
2006
8%
39%
White
Asian
African
Coloured

Skills Development

In tandem with the Employment Equity Act, the group has again fully complied with all requirements of the Skills Development Act. Skills development fora within our trading and service divisions are held to review and monitor progress against the workplace skills plans.

During the current financial year we spent R40,1 million on skills development within the group.

Skills development grants

As a result of full compliance, we have qualified for all applicable grants due from the Wholesale and Retail SETA (in the case of our trading divisions) and the Services SETA (in the case of our credit and financial services divisions). In all cases, the SETA grants received are earmarked for further investment into training. All spending of grants is reported at operating board level to ensure that these funds are exclusively and completely used towards further training.

In addition to these grants, we have continued to participate in the SETA Learnership and ABET projects.

Accreditation

Foschini remains a fully accredited training provider. This has enabled us to provide our staff with the opportunity to achieve qualifications that are registered on the National Qualifications Framework via internally delivered training. As a result of our full accreditation we can ensure that the relevant internally delivered training meets all the quality standards of the South African Qualifications Authority and the requirements of the relevant unit standards.

Representation

We are represented on the Wholesale and Retail Standards Generating Body and represent the organisation at all relevant SETA fora.

Learnerships

56 retail learners completed their learnerships during the financial year under review and a further 50 learnerships will be registered during the new financial year. These learners have been sourced from within the group as well as externally and represent a combination of currently employed staff as well as participants who were unemployed or pre-employed. In addition, RCS Personal Finance, in partnership with an external provider, acted as host employer for 10 Call Centre learners.

Staff training

Foschini is committed to the ongoing training of all staff, both to improve productivity as well as the staff skills base.

During the year under review, 11 899 members of staff participated in at least one training intervention, in many instances at least one a month. These consisted of a variety of comprehensive, tailored training interventions within all trading and service divisions. The demographic breakdown is as follows:

Number of staff trained	
Total number trained	11 899
Total number of women trained	9 250
Percentage of women trained	78%
Total number of black staff trained	9 455
Percentage of black staff trained	79%

Adult Basic Education and Training (ABET)

In addition, we are continuing with the Adult Basic Education and Training programme which concentrates on providing numeracy and literacy skills for staff up to ABET level 4 (equivalent to grade 12). There are currently 48 staff participating in ABET.

Broad-based Black Economic Empowerment (BBBEE)

The final phase one Codes of Good Practice regarding the elements of ownership and management control have been released, enabling the group to formalise its strategies regarding these elements.

Upon the release of the final phase two Codes of Good Practice, which is expected later in the year, we will be better equipped to confirm the group's strategy as regards the remaining elements, being employment equity, skills development, preferential procurement, enterprise development and corporate social investment.

One of the primary objectives of the transformation committee and its subcommittees is to ensure compliance with the final codes for each element.

We look forward to the accreditation of verification agencies so that enterprises may commence the process of establishing and certifying their BBBEE contribution level. Their certification will be particularly important in determining our BBBEE procurement spend as defined in the Codes.

We participated in the Financial Mail/EmpowerDEX Top Empowerment Companies 2006 survey where we were rated as a Level 7 BEE contributor in terms of the current Codes methodology and are rated third within the retail sector.

Information regarding management, employment equity, skills development and corporate social investment is contained within the body of this report.

Details of our approach to two elements not detailed elsewhere in this report are noted alongside:

- **Preferential Procurement**
  We are currently meeting with many of our key suppliers:
  - to establish their understanding of broad-based black economic empowerment;
  - to advise them of our procurement strategy and targets; and
  - to encourage them to undertake a BEE verification agency rating,

  in order that we can update our supplier database and accurately calculate our BEE procurement spend in terms of the codes.
- **Enterprise Development**
  We are at present identifying beneficiary entities as defined in the draft code.

Employees and Employee Benefits

Staff complement

The staff complement at our head offices and stores at year-end comprised the following:

Employee statistics:	2006	2005	2004
Permanent full-time employees	**8 155**	7 469	7 042
Permanent part-time employees	**323**	257	225
Flexitime employees	**2 337**	2 658	2 519
Contract employees	**327**	329	203
Casual employees	**2 989**	2 867	3 486

The gender composition of the group, already heavily weighted towards female employees, remained relatively static, with women making up 78,0% of the group's employees, as compared to 78,7% last year and 77,8% in the year before.

The group has a relatively young age profile, with an average age of 31 years, and 83% of employees being under the age of 40 years. A breakdown of the group's employees by age is depicted below, where it is evident that minor changes have occurred in the group's age profile, most notable being the increase in the ratio of employees younger than 25 years, and minor decreases in the contribution of older age groups.


Age Distribution (Percentage)
Age Categories 2005
Age Categories 2006
Percentage %
40
35
30
25
20
15
10
5
0
< 25
25 – 30
31 – 35
36 – 40
41 – 45
46 – 50
51 – 55
56 – 60
61 – 65
> 65



Retirement funding

All permanent staff of wholly-owned subsidiaries are required to join the Foschini Group Retirement Fund, which is a defined contribution fund registered in terms of the Pensions Fund Act No 24 of 1956. The fund is administered by Foschini in accordance with an agreement approved by the Financial Services Board.

The fund is managed by a board of trustees that meets quarterly; they receive no remuneration for their services.

The assets of the fund are under the control of the trustees, who are advised by external consultants.

Subcommittees for strategy and investments meet quarterly, and the benefits subcommittee meets monthly.

A second portfolio option has been introduced for staff attaining the age of 55, which has a lower exposure to the volatility of the equity markets. These staff may elect to remain on the main portfolio.

Total market value of the assets of the fund at 31 March 2006 amounted to R2,1 billion, an increase of 38% over the previous year.

Pensioners were awarded an increase of 7% effective from 1 January 2006, which is in line with the pensioner increase policy of the fund to award at least inflationary increases, subject to affordability.

As required by the Pension Funds Act, 50% of the trustees are member-elected. The term of office for all employer-appointed and member-elected trustees is three years, whereafter they are eligible for re-election. Induction training is provided to new trustees, and regular ongoing training is offered to all trustees.

Apart from retirement benefits, the following are provided by the fund:

- A funeral benefit of R7 500 for the principal member and spouse, and a lesser benefit for their dependent children.
- A death benefit of three times annual salary as well as the member's gross equishare is available to provide benefits to dependants and beneficiaries payable in the event of death in service. Where the death is accidental, a further benefit of twice annual salary is payable.
- An insured disability benefit is provided to qualifying staff members. This benefit equates to 75% of the salary earned at the time of disablement, and is payable until attainment of normal retirement age, whereafter the normal retirement benefit will become effective.

Employees of RCS Cards (Pty) Ltd and RCS Personal Finance (Pty) Ltd are not members of the Foschini Group Retirement Fund, but receive comparable benefits from the Liberty Life Provident Fund.

Where required, employees of subsidiaries trading outside of the borders of South Africa belong to umbrella funds that comply with the legislation of the relevant country.

A formal risk assessment of the retirement fund is undertaken at least annually. Taking into account mitigating factors, HIV/AIDS is still considered to be the highest potential risk to the fund. Regular actuarial valuations, external expert prevalence projections, the ability to amend the fund's benefits and ongoing HIV/AIDS education and awareness should minimise the risk to the fund.

Medical Aid

Foschini Group Medical Aid Scheme

The Foschini Group Medical Aid Scheme is an in-house, subsidised medical aid that is aligned to best suit the needs of most employees. Membership is voluntary, except for senior employees. The average number of principal members for the 2005 Medical Aid financial year was 2 248, covering approximately 6 650 lives in total.

The scheme is administered by the Metropolitan Health Group, and is fully compliant with the Medical Schemes Act.

The Foschini Group Medical Aid Scheme board of trustees is responsible for all aspects of the scheme, which is reviewed by both the Foschini group medical aid audit committee and the external auditors. The board of trustees makes use of a medical schemes consultant and an actuary, who actively participate in monthly operational and quarterly board meetings and provide advice. The trustees and audit committee receive no remuneration for their services.

The accumulated funds ratio of the scheme at the end of the 2005 benefit year was 92,4% which is well in excess of the required minimum of 25%, but not excessive for a small in-house scheme that will be subject to greater volatility as a result of large claims.

The financial health of the scheme favourably influenced contribution increases for January 2006, where increases in contributions were 2,1% and 3% for the two benefit plans available, compared to 2,6% and 3,5% for the previous year, both years being significantly below medical inflation. In addition, general benefit improvements were applied to either match or exceed inflation in the various medical categories.

A risk assessment for the medical aid is undertaken at least annually, both by the trustees and the administrators. The highest risk identified by the trustees is the volatility in legislation affecting medical schemes. Keeping abreast of all current and pending legislation and adapting the fund accordingly assists in mitigating this risk.

Other health plans

An external medical aid scheme, Ingwe Health Plan, is also available to group employees, and is subsidised by the group in the same way as the in-house scheme. The plans offered cater for lower-income earners, and provide basic healthcare through capitation agreements with large hospital groups. Ingwe forms part of the black-empowered African Life group, and currently has a total of 204 members and dependants.

All permanent staff of RCS Cards (Pty) Ltd and RCS Personal Finance (Pty) Ltd are required to become members of their choice of medical plans offered by Discovery Health.

Bursary scheme

The group runs a bursary scheme for children of employees, funded by the Foschini Foundation. This scheme is independently administered by the South African Institute of Race Relations on our behalf and aims to reward academic excellence in children of employees who may otherwise not have access to tertiary education. 75% of these employees are from previously disadvantaged groups. Twenty bursaries were granted during the year under review, with four students graduating at the end of December 2005.

Educational assistance

Low interest loans are available to employees to assist with the costs of tertiary education for their children. These loans are available on an annual basis for each child, and are repayable over two years to improve affordability.

Home assistance

Similarly, low interest loans are available to employees to assist with the purchase or improvement of property. These loans are weighted towards providing greater assistance in the purchase or improvement of property within the lower price brackets. The balance on these loans at the end of this financial year was approximately R1,2 million, with 9% of qualifying employees making use of this benefit.

Employees requiring further financial assistance for home assistance may also borrow against their equishare within the Foschini Group Retirement Fund, subject to its rules. During this financial year, this lending facility was outsourced using members' shares in the fund as security, with the result that the interest payable on these loans by employees could be reduced. The current balance on retirement fund loans is in excess of R12 million.

Sponsorship

Employees are encouraged to further studies that will assist them in their current or future career with the group. Sponsorship varies according to the level of study, and requires greater financial commitment from employees at higher educational levels. Assistance with matriculation study fees is 100%.

Coupled to this, we offer the Unisa Retail Certificate, an intensive one-year retail-specific diploma. 67,9% of the students to whom we offered a place on our Unisa Retail Certificate course were from previously disadvantaged groups.

Of employees receiving general sponsorship at the end of the current financial year, 90,6% were from previously disadvantaged groups, compared to 82,5% in the previous year.

Healthcare

Occupational health clinics are provided for staff at head office and satellite locations. These clinics are staffed by nursing sisters and are assisted by a medical doctor who deals with appropriate cases. Curative and preventative care is provided, including family planning, social stress counselling, health education and screening, and full management of occupational health. The occupational health service also provides a full range of support services across the country, including the management of our disability benefit. The latter is an income-replacement benefit that compensates employees who are unable to work for an extended period of time owing to ill health or disability.

Staff Safety

The group is committed to ensuring a safe and healthy working environment for all of its staff. In line with most other retailers, it operates within a low-risk environment. We comply with all relevant legislation, in particular the Occupational Health and Safety Act of 1993.

The incident report statistics for group staff are reflected below:

	2006	2005
Number of working days lost	**1 706**	1 329
Number of incidents	**325**	253
Average cost per incident	**R553**	R1 136
Total cost of incidents	**R179 725**	R287 408

The majority of incidents reported were minor, and there were no fatalities.

In 218 instances, not more than three working days per incident were lost.

HIV/AIDS

The group has a formal HIV/AIDS policy in place, aimed at combating the spread and minimising the impact of HIV/AIDS on our employees, their families, our customers and the community at large, through the provision of education and information about HIV/AIDS and the promotion of non-discriminatory practices. This policy has been communicated to all existing employees, is available on our intranet and is included in the sign-on pack for all new employees.

Recognising the potential risk that HIV/AIDS posed to all stakeholders, the group first launched an awareness campaign about HIV/AIDS in the early 1990s. In 2002, a preliminary external risk assessment



was performed in order to more accurately understand the potential HIV/AIDS profile of our employees and customers. The results of this assessment led us to commission the Health Monitor Company at the end of 2004 to conduct an employee HIV/AIDS impact analysis using improved modelling and data.

According to the final report that we received during the course of 2005, an estimated 6,6% of all our employees are potentially HIV positive. Without any external intervention, the cost to the company per HIV-positive employee is estimated to be R10 400 per annum, equating to a total annual group cost of R7,7 million. This is significantly higher than the expected annualised cost of R1 million reported last year, as the initial report was based upon anti-retroviral treatment expenses only. The final report took into account all potential costs, including paid sick leave, lost productivity while at work, funeral costs, training and experience costs, cost of processing medical applications, group life and disability costs and medical costs.

The marginal costs per HIV-positive employee are expected to increase over time and peak in 2012 at R13 111 per annum as the health of infected employees deteriorates and costs increase.

Since 2005, HIV-positive employees who are members of the Foschini Group Medical Aid Scheme have had access to a full disease management service provided by a managed healthcare provider. Employees who register on the programme receive free HIV testing, counselling, information and prophylactic medication, as well as anti-retroviral therapy when required.

During the second half of 2006, the group will launch a workplace HIV/AIDS programme starting with a voluntary counselling and testing campaign. Free confidential off-site testing and counselling will be offered to all employees regardless of medical aid membership. HIV-positive employees who are employed in a permanent capacity and on a full-time basis will be able to enrol in a comprehensive disease management service. This service will also provide for free anti-retroviral therapy where indicated.

In order to monitor the success of the campaign, data from the various service providers will be evaluated on a monthly basis.

On-going free on-site HIV counselling and testing is available through the clinic at our Cape-based head office. Our occupational health clinic continues to refer employees who work further afield in our stores to local testing sites should they request an HIV test.

Whistle-blowing

An outsourced, anonymous whistle-blowing facility has been in place since February 1998 for the reporting of suspected fraud and unethical behaviour. Use is made of a toll-free number. All reports are submitted to the centralised risk management department, which ensures that all incidents are logged and resolved. A minimum reward of R2 000 is paid where follow-up confirms evidence of fraud or unethical behaviour. There is a strong focus on staff awareness of this facility via regular distribution of laminated posters and wallet-sized cards.

An additional reward of R10 000 is paid twice annually to a randomly-selected staff member who has already been awarded the R2 000 reward in each six-month period.

During the year under review, 63 reports were received, resulting in 12 dismissals.

Suppliers

It is important that our manufacturing and merchandise suppliers share the same ethics and values as ourselves. Our suppliers have been issued with supplier agreements for signature, which require their compliance with, inter alia, labour and customs and excise legislation.

Regular audits are undertaken at their premises; we require any recorded deviations from agreed standards to be addressed in order for us to maintain a business relationship.

Environment

Sustainable development demands a constant awareness and respect for the conservation of our environment. Whilst clothing and related retail has a low impact upon the environment, we are well aware that responsible use of limited resources is imperative. There have been no environmental incidents of any significance within the group, and no penalties or fines have been imposed by any environmental regulatory authority.

The following measures have been introduced:

- a member of the operating board has the responsibility for setting environmental policy, objectives, targets and reporting processes;
- an environmental policy has been compiled;
- an environmental risk assessment is undertaken annually;
- all of the group's known direct and indirect environmental impacts have been identified and tabled; and
- we undertake to reduce and control each identified negative impact, and make optimal use of natural resources.

Our environmental policy is available to all staff via our intranet.

Our direct impacts

Cardboard, paper and plastics

Our distribution centre and head office cardboard and waste paper approximates 127 000 kgs per month. This is sold to recyclers, and the proceeds utilised for charitable purposes. The plastic waste from these sites approximates 100 kgs per month, and is similarly sold to the recycling industry.

Cardboard and other waste at stores continues to be managed by shopping centre disposal processes and the informal sector.

Plastic hangers are recycled; the cleaning and sorting processes are performed by The Workshop and House Horizon in Stellenbosch, and Chris Steytler Industries in Bellville, providing employment to their differently-abled employees.

All plastic bags used by the stores are durable and reusable, being at least 40 microns in thickness. In certain divisions, use is also made of recyclable paper packets.

Electricity and water

Head office buildings utilise energy management systems and energy-efficient lighting to minimise use of electricity. The air conditioning plant houses ice tanks that generate ice during off-peak hours, which is used for day-time cooling.

The rollout of the Eskom Demand Side Management initiative has been internally approved and an energy services company selected. Final approval from Eskom is now awaited, whereupon we anticipate an 18-month project involving the installation of electronic control gear and energy saving lighting within all of our stores. The anticipated sustainable savings in electricity consumption are estimated at 25%.

Water is primarily consumed for personal and hygiene purposes. Regular maintenance ensures that there is minimal wastage.

Electricity and water expenditure is monitored in financial terms each month against budgets and previous year actuals by the trading and service divisions, and variances investigated.

Vehicles

Company vehicles are checked and serviced in accordance with the manufacturers' prescribed intervals. Merchandise transport is managed by outsourced professionals who, by the nature of their operations, ensure that their vehicles perform at optimal efficiency.

Air conditioning systems

All air conditioning systems are maintained by outsourced technicians in terms of a regular maintenance programme. Refrigerants are not discharged into the atmosphere, but recovered and recycled. Only refrigerants that comply with the requirements of the Montreal Protocol are permitted.

Electronic waste

Fluorescent tube and general lamp disposal at head offices and distribution centres is controlled by an environmental waste management company. Stores are currently reliant upon the disposal processes of the local municipalities or of the shopping centres in which they are located.

Redundant computers that are not donated, are sent to an established electronic recycling company. The computers are stripped of recyclable materials, and the residual, unusable components are disposed of in a manner that is not harmful to the environment.

Used watch batteries from both our jewellery stores and head office watch repair workshop, are similarly disposed of in an environmentally-friendly manner.

Via our intranet, staff are encouraged to make use of the environmental disposal service for old cellphone components offered by all MTN franchise dealerships.

Our indirect impacts

Property development

The group will not enter into rental agreements where developers have not conducted the required environmental impact assessments.

Suppliers

Suppliers have been issued with supplier agreements for signature, which require their compliance with inter alia labour and customs and excise legislation. Regular audits are undertaken at the premises of our merchandise suppliers; recorded deviations from agreed standards must be addressed in order for us to maintain a business relationship.



Value Added Statement

for the years ended 31 March

Foschini Limited and its subsidiaries

	Note	2006 Rm	%	2005 Rm	%
Retail turnover		**6 432,1**		5 279,3	
Dividends received		**13,4**		14,3	
Paid to suppliers for goods and services		**(3 615,1)**		(2 834,6)	
Value added		**2 830,4**	**100,0**	2 459,0	100,0
Applied as follows:					
Employees					
Remuneration to employees		**884,8**	**31,3**	772,1	31,4
Providers of capital					
To lenders as finance charges		**79,1**	**2,8**	58,4	2,4
To shareholders as dividends		**437,7**	**15,5**	298,2	12,1
Taxation					
Taxation		**487,6**	**17,2**	496,9	20,2
Reinvested					
Reinvested in the group to finance future expansion and growth	1	**941,2**	**33,2**	833,4	33,9
Employment of value added		**2 830,4**	**100,0**	2 459,0	100,0

Notes to the Value Added Statement

	2006 Rm	%	2005 Rm	%
1. **Reinvested in the group to finance future expansion and growth**				
Depreciation and goodwill	**148,9**	**5,2**	124,3	5,1
Deferred taxation	**8,4**	**0,3**	200,2	8,1
Retained income	**783,9**	**27,7**	508,9	20,7
	941,2	**33,2**	833,4	33,9
2. **State taxes**				
Direct taxation as above	**487,6**		496,9	
Net value added taxation	**211,6**		164,2	
Employees' taxation	**98,8**		78,1	
Regional Services Council levies	**13,7**		10,7	
Channelled through the group	**811,7**		749,9	

Distribution of Value Added


18.3%
31.3%
2006
17.2%
33.2%
14,5%
31.4%
2005
20,2%
33.9%
Employees
Reinvested
Taxation
Providers of Capital

This table is a summary of the group's reporting against the Global Reporting Initiative's Sustainability Reporting Guidelines.

	GRI reference	Section in this report
1. VISION AND STRATEGY		
1.1	Vision and strategy	Corporate Profile; Sustainability Report
1.2	CEO's Statement	Managing Director's Report
2. PROFILE		
2.1	Name of organisation	Administration
2.2	Major products and services	Corporate Profile
2.3	Operational structure	Corporate Structure
2.4	Organisational structure	Review of Operations; Foschini Limited: Appendix 1
2.5	Geographic locations	Corporate Profile; Turnover and Stores by Province
2.6	Nature of ownership/legal form	Shareholdings; Corporate Profile
2.7	Nature of markets served	Corporate Profile
2.8	Scale of reporting organisations	Sustainability Report; Annual Financial Statements; Value Added Statement
2.9	List of stakeholders	Corporate Governance Report; Shareholdings
2.10	Contact person	Administration
2.11	Reporting period	Annual Financial Statements
2.12	Date of previous report	Annual Financial Statements
2.13	Boundaries of report	Corporate Profile; Corporate Structure; Foschini Limited: Appendix 1; Sustainability Report
2.14	Significant changes	Managing Director's Report
2.15	Basis for reporting	Annual Financial Statements
2.16	Restatements of information	Annual Financial Statements
2.17	Decisions not to apply GRI principles	Not applicable
2.18	Criteria/definitions	Group Statistics; Sustainability Report; Annual Financial Statements
2.19	Significant changes in measurement	Annual Financial Statements; Sustainability Report
2.20	Assurance	Corporate Governance Report
2.21	Independent assurance	Not reported on
2.22	Additional information	Not reported on
3. GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS		
3.1	Governance structure	Corporate Governance Report
3.2	Independence, non-executive directors	Directorate; Corporate Governance Report
3.3	Board member expertise	Corporate Governance Report
3.4	Board level processes	Corporate Governance Report; Sustainability Report
3.5	Executive compensation	Corporate Governance Report
3.6	Organisational structure	Corporate Structure; Sustainability Report; Directors' Approval
3.7	Mission and value statements	Corporate Profile; Sustainability Report
3.8	Shareowner communication	Corporate Governance Report
3.9	Identification of major stakeholders	Shareholdings; Corporate Governance Report
3.10	Stakeholder engagement	Corporate Governance Report
3.11	Stakeholder engagement	Not reported on
3.12	Stakeholder engagement	Not reported on
3.13	Precautionary approach	Corporate Governance Report
3.14	Externally developed charters, principles, initiatives	Not reported on
3.15	Principal memberships	Not reported on
3.16	Managing upstream and downstream impacts	Sustainability Report
3.17	Managing indirect impacts	Sustainability Report
3.18	Decisions regarding location and changes in operation	Managing Directors' Report
3.19	Sustainability programmes and procedures	Corporate Governance Report; Sustainability Report; Financial Director's Report
3.20	Certification status	Report of the Independent Auditors; Sustainability Report

GRI Index continued

4. ECONOMIC		
EC1	Net sales	Annual Financial Statements
EC2	Geographic breakdown of markets	Not reported on
EC3	Cost of goods, materials and services	Value Added Statement
EC4	Contracts paid in accordance with agreed terms	Not reported on
EC5	Payroll and benefits	Value Added Statement; Annual Financial Statements
EC6	Distributions to providers of capital	Value Added Statement
EC7	Retained earnings	Value Added Statement; Annual Financial Statements
EC8	Taxes paid	Value Added Statement
EC9	Subsidies received	Not applicable
EC10	Donations	Sustainability Report
5. ENVIRONMENT		
EN1	Materials used	Not reported on
EN2	Waste from external sources	Not reported on
EN3	Direct energy use	Not reported on
EN4	Indirect energy use	Not reported on
EN5	Total water use	Not reported on
EN6	Land in biodiversity-rich habitats	Not reported on
EN7	Major impacts on biodiversity	Not applicable
EN8	Greenhouse gas emissions	Not reported on
EN9	Ozone-depleting substances	Not reported on
EN10	Significant air emissions	Not applicable
EN11	Total amount of waste	Not reported on
EN12	Significant discharges to water	Not applicable
EN13	Significant spills	Not applicable
EN14	Significant impact of products and services	Not applicable
EN15	Reclaimable product	Not reported on
EN16	Fines	Not applicable
6. SOCIAL		
LA1	Breakdown of workforce	Sustainability Report
LA2	Employment creation	Sustainability Report
LA3	Trade union representation	Not reported on
LA4	Labour relations	Not reported on
LA5	Recording of occupational accidents and diseases	Sustainability Report
LA6	Health and safety committees	Not reported on
LA7	Injury and absentee rates	Sustainability Report
LA8	HIV/AIDS	Sustainability Report
LA9	Training	Sustainability Report
LA10	Equal opportunity	Sustainability Report
LA11	Diversity	Sustainability Report; Corporate Governance Report
HR1	Human rights policies	Not reported on
HR2	Human rights and investment/procurement	Sustainability Report
HR3	Human rights and supply chain	Not reported on
HR4	Non-discrimination	Sustainability Report; Corporate Governance Report
HR5	Freedom of association	Not reported on
HR6	Child labour	Not reported on
HR7	Forced labour	Not reported on
SO1	Community	Sustainability Report
SO2	Bribery and corruption	Sustainability Report
SO3	Political contributions	Corporate Governance Report
PR1	Customer health and safety	Not reported on
PR2	Products and services	Not reported on
PR3	Respect for privacy	Not reported on





ANNUAL FINANCIAL STATEMENTS

APPROVALS

GROUP ANNUAL FINANCIAL STATEMENTS

COMPANY ANNUAL FINANCIAL STATEMENTS

Directors' Approval, Company Secretary's Certificate and Report of the Independent Auditors

Directors' Approval

The board of directors (the board) is responsible for the content and integrity of the group annual financial statements and related information included in this report. It is their responsibility to ensure that the annual financial statements fairly present the state of affairs of the company and the group as at the end of the financial year and the results of their operations and cash flows for the financial year, in conformity with International Financial Reporting Standards. The group's external auditors are engaged to express an independent opinion on the group annual financial statements.

The group annual financial statements are prepared in accordance with International Financial Reporting Standards. The accounting policies, unless otherwise stated, are consistently applied and supported by reasonable and prudent judgements and estimates.

The directors acknowledge that they are ultimately responsible for the system of internal control and review its operation primarily through the Audit and Risk committees and various other management systems.

A strong control environment is maintained by applying a risk-based system of internal accounting and administrative controls and by ensuring adequate segregation of duties. In addition, Group Audit Services (internal audit) conduct specific risk based audits and co-ordinate audit coverage with the external auditors.

The directors are of the opinion, based on the information and explanations given by management, the internal auditors and the external auditors, that the system of internal control provides reasonable assurance that the financial records may be relied on for the preparation of the group annual financial statements. However, any system of internal control can provide only reasonable, and not absolute, assurance against material misstatement or loss.

The directors have every reason to believe that the group will continue as a going concern for the foreseeable future, and the annual financial statements have been prepared on the basis of this assumption.

The annual financial statements and group annual financial statements set out on pages 79 to 109 were approved by the Board on 25 May 2006 and are signed on its behalf by:

E Osrin
Chairman

D M Polak
Managing Director

Company Secretary's Certificate

I certify that Foschini Limited has lodged with the Registrar of Companies all returns as required by a public company in terms of section 268G(d) of the Companies Act, 1973, as amended, and that all such returns are, to the best of my knowledge and belief, true, correct and up to date.

R Stein
Secretary
25 May 2006

Report of the Independent Auditors

TO THE MEMBERS OF FOSCHINI LIMITED

We have audited the annual financial statements and the group annual financial statements of Foschini Limited, set out on pages 79 to 109, for the year ended 31 March 2006. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Audit opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of the company and the group at 31 March 2006, and of the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
Cape Town
25 May 2006

Foschini Limited and its subsidiaries

Nature of Business

Foschini Limited is an investment holding company whose subsidiaries, through their retail operating divisions – Foschini, branded as Foschini, Donna Claire, Fashion Express and Luella; Markham; Exact; TFG Apparel Supply Company; The Sports Division, branded as Sportscene, Totalsports and DueSouth; The Jewellery Division, branded as American Swiss, Matrix and Sterns; @home, branded as @home and @homelivingspace; and Foschini Retail Credit – retail clothing, jewellery, accessories, cosmetics, sporting and outdoor apparel and equipment and homewares to the broad, middle-income group throughout southern Africa.

Its financial services divisions offer pre-approved loans, mainly to qualifying customers of the group, through RCS Personal Finance (Pty) Ltd: and credit to customers of merchants outside of the group, through RCS Cards (Pty) Ltd.

The group operates in the retail and personal loans and private label segments, almost entirely within the South African Common Monetary Area.

Retail turnover emanating from Swaziland and Botswana accounts for 0,6% of the group's turnover.

General review

The financial results are reflected in the annual financial statements on pages 79 to 109.

Share capital

The group's share buy back programme commenced at the end of May 2001. At 31 March 2006, 16,9 million shares are held by a subsidiary, and a further 11,0 million by the group's share incentive trust. These shares, representing 11,6% of the company's issued share capital are treated as treasury shares and have been eliminated on consolidation. Further details of the authorised and issued share capital are reflected in note 13.

Dividends

Interim Ordinary

The directors declared an interim ordinary dividend of 80 cents per ordinary share, which was paid on 9 January 2006 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 6 January 2006.

Final Ordinary

The directors declared a final ordinary dividend of 140 cents per ordinary share payable on Monday, 17 July 2006 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 14 July 2006.

Preference

The company paid the following dividends to holders of 6,5% cumulative preference shares:

26 September 2005 - R13 000
(27 September 2004 - R13 000)
27 March 2006 - R13 000
(29 March 2005 - R13 000).

Directors

The names of the company's directors appear on pages 10 and 11 of this report.

The following directors retire by rotation in terms of the articles of association but, being eligible, offer themselves for re-election as directors:

E Osrin (independent non-executive, D M Nurek (independent non-executive),Prof. F Abrahams (independent non-executive), D M Polak (executive).

For details of directors' interests in the company's issued shares, refer to note 13. Details of directors' remuneration are set out in note 30.

Secretary

The company secretary of Foschini Limited is Mr R Stein. His business and postal address appear in the Administration section of this report.

Subsidiaries

The names of, and certain financial information relating to the company's key subsidiaries appear in Appendix 1.

Earnings of subsidiaries

The total profits(losses) of consolidated subsidiaries are as follows:

	2006 Rm	2005 Rm
Profits	**977,5**	748,8
Losses	**–**	–
Net consolidated profit after taxation	**977,5**	748,8

Special resolutions

On 31 August 2005 shareholders renewed the approval, as a general authority, of the acquisition by the company or any of its subsidiaries of the issued ordinary shares of the company, valid until the next annual general meeting. At the next annual general meeting to be held on 30 August 2006 shareholders will be asked to renew this general authority, as set out in the notice to members.

No other special resolutions were passed during the year under review.

Special resolutions passed by subsidiary companies

No special resolutions of any significance were passed during the year under review.

Staff share incentive and option schemes

Details are reflected in note 13.

Post balance sheet event

Details are reflected in note 20.

Group Balance Sheet

as at 31 March

Foschini Limited and its subsidiaries

	Note	2006 Rm	2005 Restated Rm
ASSETS			
Non-current assets			
Property, plant and equipment	3	**600,8**	473,4
Goodwill	4	**28,6**	28,6
Preference share investment	5	**–**	200,0
Loans	6	**4,1**	6,6
Private label card receivables	7	**90,1**	60,1
Loan receivables	8	**497,6**	398,6
Participation in export partnerships	9	**108,6**	120,7
Deferred taxation	10	**211,9**	209,9
		1 541,7	1 497,9
Current assets			
Inventory	11	**1 090,8**	912,1
Preference share investment	5	**200,0**	–
Trade receivables – retail	12	**2 116,6**	1 744,3
Private label card receivables	7	**390,0**	231,6
Other receivables and prepayments		**181,9**	147,0
Loan receivables	8	**319,9**	260,3
Participation in export partnerships	9	**8,5**	90,6
Cash		**62,5**	36,2
		4 370,2	3 422,1
Total assets		**5 911,9**	4 920,0
EQUITY AND LIABILITIES			
Equity attributable to equity holders of Foschini Limited			
Share capital	13.2	**3,1**	3,1
Share premium		**498,7**	498,7
Treasury shares		**(595,5)**	(418,7)
Dividend reserve	14	**336,6**	245,3
Hedging (deficit) reserve		**(1,6)**	1,7
Share-based payments reserve		**41,7**	22,7
Retained earnings		**2 839,9**	2 144,0
		3 122,9	2 496,8
Minority interest	15	**88,9**	16,0
Total equity		**3 211,8**	2 512,8
Non-current liabilities			
Interest-bearing debt	16	**797,0**	553,4
Operating lease liability		**318,1**	324,9
Deferred taxation	10	**153,9**	160,3
		1 269,0	1 038,6
Current liabilities			
Short-term loans		**8,0**	2,7
Trade and other payables	17	**982,3**	952,5
Taxation payable		**327,9**	304,5
Employee benefit accruals	18	**112,9**	108,9
		1 431,1	1 368,6
Total liabilities		**2 700,1**	2 407,2
Total equity and liabilities		**5 911,9**	4 920,0

Foschini Limited and its subsidiaries

	Note	% Change	2006 Rm	2005 Restated Rm
Revenue	22		**7 306,7**	5 994,4
Retail turnover		21,8	**6 432,1**	5 279,3
Cost of turnover			**3 707,9**	2 999,5
Gross profit			**2 724,2**	2 279,8
Interest received	23		**644,1**	488,9
Dividends received			**13,4**	14,3
Net trading expenses	24		**(1 814,4)**	(1 578,2)
Operating profit before finance charges	24		**1 567,3**	1 204,8
Interest paid			**79,1**	58,4
Profit before tax		29,8	**1 488,2**	1 146,4
Income tax expense	25		**479,2**	368,6
Profit for the year			**1 009,0**	777,8
Attributable to:				
Equity holders of Foschini Limited		28,7	**986,9**	767,0
Minority interests			**22,1**	10,8
Profit for the year			**1 009,0**	777,8
Earnings per ordinary share (cents)	26	28,8	**463,0**	359,6
Diluted earnings per ordinary share (cents)		28,1	**449,6**	351,1
Dividend per ordinary share (cents)				
– interim		29,0	**80,0**	62,0
– final		37,3	**140,0**	102,0
		34,1	**220,0**	164,0



Group Statement of Changes in Equity

for the years ended 31 March

Foschini Limited and its subsidiaries

	Share Capital Rm	Share Premium Rm	Treasury Shares Rm	Other Reserves Rm	Retained Earnings Rm	Minority Interest Rm	Total Equity Rm
Equity at 31 March 2004 as previously stated	3,1	498,7	(269,9)	145,1	1 914,4	10,1	2 301,5
IFRS transitional adjustments:							
– Property: fair value used as deemed cost					77,1		77,1
– Share-based payments reserve movements				9,0	(9,0)		–
Change in accounting for operating leases					(245,5)		(245,5)
Equity at 31 March 2004 after IFRS and other adjustments	3,1	498,7	(269,9)	154,1	1 737,0	10,1	2 133,1
Restated profit					767,0	10,8	777,8
Profit for the year as previously stated					767,3	10,8	778,1
IFRS adjustments:							
– Property depreciation					(2,2)		(2,2)
– Share-based payments					(13,7)		(13,7)
Change in accounting for operating leases					15,6		15,6
Share-based payments reserve movements				13,7			13,7
Change in degree of control						(3,3)	(3,3)
Transfer from dividend reserve				(149,1)	149,1		–
Dividends paid					(263,8)	(1,6)	(265,4)
Transfer to dividend reserve				245,3	(245,3)		–
Delivery of shares by share trust			34,4				34,4
Shares purchased by share trust			(183,2)				(183,2)
Unrealised gain on hedging instruments				5,7			5,7
Equity at 31 March 2005 restated	3,1	498,7	(418,7)	269,7	2 144,0	16,0	2 512,8
Profit for the year					986,9	22,1	1 009,0
Change in degree of control						74,7	74,7
Profit on dilution of interest in subsidiary					189,1		189,1
Share-based payments reserve movements				19,0			19,0
Transfer from dividend reserve				(245,3)	245,3		–
Dividends paid					(388,8)	(23,9)	(412,7)
Transfer to dividend reserve				336,6	(336,6)		–
Delivery of shares by share trust			80,1				80,1
Shares purchased by share trust			(256,9)				(256,9)
Unrealised loss on hedging instruments				(3,3)			(3,3)
Equity at 31 March 2006	**3,1**	**498,7**	**(595,5)**	**376,7**	**2 839,9**	**88,9**	**3 211,8**

Foschini Limited and its subsidiaries

	Note	2006 Rm	2005 Restated Rm
Cash flows from operating activities			
Operating profit before working capital changes	32.1	**1 085,9**	835,3
Increase in working capital	32.2	**(555,4)**	(340,0)
Cash generated by operations		**530,5**	495,3
Increase in private label card receivables		**(188,4)**	(96,4)
Increase in loan receivables		**(158,6)**	(121,8)
Interest received		**644,1**	488,9
Interest paid		**(79,1)**	(58,4)
Taxation paid	32.3	**(464,2)**	(355,5)
Dividends paid	32.4	**(412,7)**	(265,4)
Net cash (outflows) inflows from operating activities		**(128,4)**	86,7
Cash flows from investing activities			
Purchase of property, plant and equipment		**(282,7)**	(184,3)
Proceeds from sale of property, plant and equipment		**4,8**	5,4
Decrease in participation in export partnerships		**94,2**	20,6
Decrease in loans		**2,5**	2,2
Shares purchased by share trust		**(256,9)**	(183,2)
Acquisition of additional interest in subsidiary		**–**	(9,6)
Proceeds on dilution of interest in subsidiary	32.5	**263,8**	–
Net cash outflows from investing activities		**(174,3)**	(348,9)
Cash flows from financing activities			
Proceeds on delivery of shares by share trust		**80,1**	34,4
Increase in interest-bearing debt		**243,6**	233,0
Increase in short-term loans		**5,3**	1,8
Net cash inflows from financing activities		**329,0**	269,2
Net increase in cash and cash equivalents during the year		**26,3**	7,0
Cash and cash equivalents at the beginning of the year		**36,2**	29,2
Cash and cash equivalents at the end of the year		**62,5**	36,2



Group Segmental Analysis

for the years ended 31 March

Foschini Limited and its subsidiaries

	Financial Services		Retail		Consolidated	
	2006	2005 Restated	**2006**	2005 Restated	**2006**	2005 Restated
	Rm	Rm	**Rm**	Rm	**Rm**	Rm
REVENUE*						
External	**494,5**	380,0	**6 812,2**	5 614,4	**7 306,7**	5 994,4
Inter-segment	**–**	–	**–**	–	**–**	–
Total revenue	**494,5**	380,0	**6 812,2**	5 614,4	**7 306,7**	5 994,4
SEGMENT RESULT						
Operating profit before finance charges	**317,1**	248,8	**1 250,2**	956,0	**1 567,3**	1 204,8
External	**(7,8)**	(5,8)	**(71,3)**	(52,6)	**(79,1)**	(58,4)
Inter-segment	**(56,2)**	(48,9)	**56,2**	48,9	**–**	–
Interest paid	**(64,0)**	(54,7)	**(15,1)**	(3,7)	**(79,1)**	(58,4)
Income tax expense	**(73,5)**	(58,7)	**(405,7)**	(309,9)	**(479,2)**	(368,6)
Profit for the year	**179,6**	135,4	**829,4**	642,4	**1 009,0**	777,8
* Includes retail turnover, interest received and other income						
SEGMENT ASSETS						
Non-current assets	**609,9**	461,2	**931,8**	1 036,7	**1 541,7**	1 497,9
Current assets	**747,1**	508,4	**3 623,1**	2 913,7	**4 370,2**	3 422,1
Inter-segment assets	**12,9**	12,9	**(12,9)**	(12,9)	**–**	–
Total assets	**1 369,9**	982,5	**4 542,0**	3 937,5	**5 911,9**	4 920,0
SEGMENT LIABILITIES						
Non-current liabilities (assets)	**224,6**	(13,7)	**1 044,4**	1 052,3	**1 269,0**	1 038,6
Current liabilities	**143,2**	76,7	**1 287,9**	1 291,9	**1 431,1**	1 368,6
Inter-segment liabilities	**676,4**	697,7	**(676,4)**	(697,7)	**–**	–
Total liabilities	**1 044,2**	760,7	**1 655,9**	1 646,5	**2 700,1**	2 407,2
SEGMENT INFORMATION						
Capital expenditure	**3,6**	1,8	**279,1**	182,5	**282,7**	184,3
Depreciation	**1,8**	1,9	**147,1**	122,4	**148,9**	124,3

All retail divisions within the group operate in an established retail market and are therefore considered to be subject to similar risks and rewards.

Segment revenue and expenses
Revenue and expenses that are directly attributable to segments are allocated to those segments. Those that are not directly attributable to segments are allocated on a reasonable basis.

Segment assets and liabilities
Segment assets include all operating assets used by a segment and consist principally of operating cash, receivables, inventories and property, plant and equipment, net of related allowances and impairments. While most such assets can be directly attributable to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities include all operating liabilities, and consist principally of accounts payable, salaries and taxes currently payable and accruals.

Inter-segment transfers
Segment revenue, segment expenses and segment result include transfers between business segments. These transfers are eliminated on consolidation.

Foschini Limited and its subsidiaries

1. **Accounting Policies**
Foschini Limited is domiciled in South Africa. The consolidated financial statements of the company for the year ended 31 March 2006 comprise the company and its subsidiaries (together referred to as the "group").

The financial statements were authorised for issue by the directors on 25 May 2006.

The financial statements are presented in South African Rands, rounded to the nearest million, unless otherwise stated.

The financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) for the first time. The disclosures required by IFRS 1 concerning the transition from South African Statements of Generally Accepted Accounting Practice (SA GAAP) to IFRS are set out in note 2.

In addition, the group adopted the additional guidance to IAS 17 (Leases) provided in the SAICA circular 7/2005 (Leases). Escalations in operating lease rentals are now no longer recognised in the periods they are actually incurred, but are now charged in the income statement on a straight-line basis over the term of the leases. Refer note 28.

The principal accounting policies adopted are set out below:

Basis of Preparation
The annual financial statements are prepared on the going concern and historical cost bases, except where otherwise stated.

Basis of Consolidation
The consolidated financial statements incorporate the financial statements of the parent company, its subsidiaries and the share trust. The financial statements of subsidiaries are prepared for the consistent reporting period using consistent accounting policies.

Subsidiaries are entities controlled by the company. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Gains made on dilution of interest in subsidiaries are recognised in equity.

All intercompany transactions, intragroup balances and any unrealised gains and losses are eliminated on consolidation.

The financial statements of foreign operations that are integral to the operations of the reporting enterprise are translated in terms of the accounting policy on foreign currencies.

The company's financial statements include investments in subsidiaries at cost.

Capitalisation Share Awards
The full value of capitalisation share awards, including the cash portion, is recorded as a distribution in the statement of changes in equity. The estimated value of the capitalisation share award is transferred to a share distribution reserve, pending the outcome of the award.

Cost of Turnover
Cost of turnover is calculated as the cost of goods sold, including promotional costs.

Dividends
Dividends and the related secondary tax on companies are accounted for in the period when the dividend is declared. Dividends declared on equity instruments after the balance sheet date, and the related secondary tax on companies thereon, are accordingly not recognised as liabilities at the balance sheet date. Final dividends declared are however transferred to a dividend reserve.

Employee Benefits
Short-term employee benefits
The cost of all short-term employee benefits is recognised during the period in which the employee renders the related service. The provisions for employee entitlements to wages, salaries, annual and sick leave represent the amount which the group has a present obligation to pay as a result of employees' services provided to the balance sheet date. The provisions have been calculated at undiscounted amounts based on current wage and salary rates.

Long-term employee benefits
Liabilities for employee benefits that are not expected to be settled within 12 months are discounted using market-related rates.

Retirement benefits
The company and its subsidiaries contribute to several defined benefit and defined contribution plans.

Defined contribution plans
Contributions to defined contribution funds are determined as a percentage of pensionable salaries and are charged against income as incurred.

Defined benefit plans
The Projected Unit Credit Method is used to determine the present value of the defined benefit obligations and the related current service cost and, where applicable, past service cost. Actuarial gains or losses in respect of defined benefit plans are recognised in income. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested, past service costs are recognised immediately.

Post retirement benefits
Where the company has an oligation to provide post-retirement medical aid benefits to employees, the company recognises the cost of these benefits in the year in which the employees render the services.

Equity compensation benefits
The group grants share options to certain employees under an employee share plan. The fair value of options granted to employees is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date using an acturial binomial option pricing model and is spread over the option term. Costs incurred in administering the schemes are expensed as incurred.

Foschini Limited and its subsidiaries

Expenses

Interest paid

Interest paid comprises interest payable on borrowings calculated using the effective interest rate method.

Operating lease payments

Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases.

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

Finance lease payments

Leases that transfer substantially all the risks and rewards of ownership of the underlying asset to the group are classified as finance leases.

Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease, and depreciated over the estimated useful life of the asset. The capital element of future obligations under the leases is included as a liability in the balance sheet.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Financial Instruments

Financial instruments recognised on the balance sheet include cash and cash equivalents, derivative instruments, trade and other receivables, loans, participation in export partnerships, investments and trade and other payables.

Measurement

Financial instruments are initially recognised at fair value including transaction costs that are directly attributable to the acquisition or issue of the financial instrument. Where the fair value of the consideration cannot be determined at initial recognition, the instrument is initially recorded at the face value of the instrument.

Cash and cash equivalents

Cash and cash equivalents are measured at fair value, based on the relevant exchange rates at balance sheet date. Outstanding cheques are included in trade and other payables and added back to cash balances included in the balance sheet.

Derivative instruments

The group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the group does not hold or issue derivative financial instruments for trading purposes.

Derivative instruments are subsequently measured at fair value, with the gain or loss on remeasurement being recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any gain or loss depends on the nature of the item being hedged (refer hedging accounting policy).

The fair value of interest rate swaps is the estimated amount that the group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

Originating receivables

Loan receivables and private label card receivables are classified as originating receivables and are carried at amortised cost, less accumulated impairment losses. Trade receivables – retail originated by the group are stated at cost less accumulated impairment losses. Participation in export partnerships are classified as originating receivables and are carried at amortised cost.

Financial liabilities

Non-derivative financial liabilities including short-term loans, interest-bearing debt and trade and other payables are recognised at amortised cost, comprising original debt less principal payments and amortisations.

Investments

Investments classified as available-for-sale financial assets are carried at market value, which is calculated by reference to stock exchange-quoted selling prices at the close of business on the balance sheet date. Unlisted investments are shown at fair value, unless their fair value cannot be reliably determined, in which case they are shown at cost less accumulated impairment losses.

Gains and losses on subsequent measurement

All gains and losses on subsequent measurement of financial instruments are recognised in profit or loss, except for hedged instruments and available-for-sale assets. Hedged instruments are accounted for as described in the hedging accounting policy. Gains and losses arising from available-for-sale financial assets are recognised directly in equity, except for impairment adjustments which are recognised in the income statement.

Offset

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the group has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Derecognition

Financial instruments are derecognised where the group transfers the risks and rewards associated with the financial instrument. Derecognition normally occurs when the instrument is sold or all the cash flows associated with the instrument are passed to an independent third party.

Foreign Currencies

The functional currency of each entity within the group is determined based on the currency of the primary economic environment in which that entity operates.

Foschini Limited and its subsidiaries

Transactions in currencies other than the entity's functional currency are recognised at the rates of exchange ruling on the transaction date.

Monetary assets and liabilities denominated in such currencies are translated at the rates ruling at the balance sheet date.

As at the balance sheet date, the assets and liabilities of foreign subsidiaries are translated into the presentation currency of the group at the rate of exchange ruling at the balance sheet date and their income statements are translated at the average exchange rate for the year.

Gains and losses arising on translation are recognised in profit or loss.

Goodwill
All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures and is the difference between the cost of the acquisition and the fair value of the identifiable assets and liabilities acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment.

Hedging
Gains and losses from measuring the hedging instruments relating to a *fair value hedge* at fair value are recognised immediately in net profit or loss.

To the extent that they are effective, gains and losses from remeasuring the hedging instruments relating to a *cash flow hedge* to fair value are initially recognised directly in equity. If the hedged firm commitment or forecast transaction results in the recognition of a non-financial asset or a liability, the cumulative amount recognised in equity up to the transaction date is adjusted against the initial measurement of the non-financial asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is included in net profit or loss in the period when the commitment or forecast transaction affects profit or loss. The ineffective portion of any gain or loss is recognised immediately in the income statement.

Where the hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative unrealised gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in the income statement immediately.

Impairment of Assets
The carrying amounts of all assets, except goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is reviewed for impairment annually. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised against income. The recoverable amount of an asset is the higher of its fair value less costs to sell. The fair value less costs to sell is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

Reversal of impairment losses, other than those arising on goodwill, recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or have decreased. The reversal is recorded in income. Impairment losses relating to goodwill are never reversed.

Inventories
Inventories are stated at the lower of cost and net realisable value less an allowance for slow moving items. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition.

Property, Plant and Equipment
Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

Certain items of property, plant and equipment that had been revalued to fair value on or prior to transition to IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of transition.

Property, plant and equipment, including capitalised leased assets are depreciated on a straight-line basis over the periods of their estimated useful lives to their expected residual values, at the following rates per annum:

Shopfitting and passenger vehicles	20%
Commercial vehicles	25%
Computers and related equipment	20% – 33%
Capitalised leased assets	20%
Buildings	5%

Land is not depreciated.

Subsequent expenditure relating to an item of property, plant and equipment is capitalised when it is probable that future economic benefits from the use of the asset will be increased. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

Profits (losses) on the disposal of property, plant and equipment are credited (charged) to income. The profit or loss is the difference between the net disposal proceeds and the carrying amount of the asset.

Provisions
A provision is recognised in the balance sheet when the group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Foschini Limited and its subsidiaries

Revenue

Turnover

Turnover represents the invoiced value of retail sales, excluding inter-group sales and Value Added Tax. Sales are recognised when significant risks and rewards of ownership are transferred to the buyer, costs can be measured reliably and receipt of the future economic benefits is probable.

Interest received

Interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is probable that such income will accrue to the group.

Dividends received

Dividends received on equity instruments are recognised when the right to receive payment is established.

Merchants' commission

Commission income is recognised when the related transaction on which the commission is earned has been concluded.

Club income

Club income is recognised in the income statement when due.

Insurance income

Insurance income is recognised in the income statement when due.

Segmental Reporting

The group is primarily a retailer of fashion goods, sports apparel, jewellery, cosmetics, cellphones and homewares with significant business interests in the personal finance and retail credit industries. On a primary basis, the company is organised into two major operating divisions:

- Retail – comprising the group's various trading divisions; and
- Financial services – comprising RCS personal loans, RCS Cards and RCS private label cards.

The group operates solely in the southern African market and accordingly has not identified any secondary segments.

Segment results include revenue and expenses directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other group segments. Segment results are determined before any adjustments for minority interest.

Segment assets and liabilities comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related allowances that are reported as direct offsets in the group's balance sheet. Capital expenditure represents the total costs incurred during the period to acquire segment assets that are expected to be used during more than one period, namely, property, plant and equipment, and intangible assets.

Significant Judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

Judgements made in applying the group's accounting policies, that potentially have a significant effect on the amounts recognised in the financial statements are as follows:

Trade receivables impairment

Trade receivables are disclosed net of any accumulated impairment losses. The calculation of the impairment amount is performed using the internationally recognised MARKOV model. The MARKOV model uses delinquency roll rates on customer balances to determine the inherent bad debt in a debtors book. The directors believe that the application of the MARKOV model results in trade receivables balances being fairly valued.

Further estimates and judgements are made relating to allowances for slow-moving inventory; residual values, useful lives and depreciation methods; goodwill impairment tests (refer note 4); estimating the fair value of share options granted (refer note 13.5); and pension fund and employee obligations (refer note 29).

Taxation

Current tax comprises taxation payable, calculated on the basis of expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of taxation payable for previous years.

Deferred taxation is provided for on the comprehensive balance sheet liability method, to take into account the effect of temporary differences between the tax value of an asset or liability and its balance sheet carrying amount.

Deferred taxation assets are recognised for all deductible temporary differences and assessed losses to the extent that it is probable that taxable profit will be available against which such deductible temporary differences and assessed losses can be utilised.

Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition.

Secondary taxation on companies is provided in respect of dividend payments, net of dividends received or receivable, and is recognised as a tax charge in the year in which the related dividend is declared.

Treasury Shares

Foschini Limited shares purchased and held by subsidiaries are classified as treasury shares and are presented as a reduction of equity.

Dividends received on treasury shares are eliminated on consolidation.

Gains or losses on disposal of treasury shares are accounted for directly in equity.

Issued and weighted average numbers of shares are reduced by treasury shares for earnings per share purposes.

Foschini Limited and its subsidiaries

2. **Transition to IFRS**

This is the first year that the group is reporting under IFRS. The accounting policies set out in note 1 have been applied in preparing the financial statements for the year ended 31 March 2006, all comparative information and the opening IFRS balance sheet at 1 April 2004 being the date of transition to IFRS.

In preparing the opening IFRS balance sheet, comparative information previously reported in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP) has been adjusted.

The group has adopted the following transitional arrangements:

IFRS 1 First-time Adoption
The fair value of buildings at the transition date was adopted as the deemed cost.

IFRS 2 Share-based Payments
The group has elected not to apply the provisions of IFRS 2 Share-based Payments to its equity-settled share options granted on or before 7 November 2002, or to options granted after that date but which had already vested prior to the date of transition.

IFRS 3 Business Combinations
The group has elected not to retrospectively apply the requirements of IFRS 3 Business Combinations for business combinations that occurred prior to 31 March 2004 and consequently no adjustment has been made for historical business combinations. In addition, goodwill is not amortised, but is tested for impairment on an annual basis.

The material adjustments, after accounting for the operating lease adjustment are shown below (refer note 28).

Statement of changes in equity for the year ended 31 March 2004

		Share Capital Rm	Share Premium Rm	Treasury Shares Rm	Other Reserves Rm	Retained Earnings Rm	Minority Interest Rm	Total Equity Rm
Equity at 31 March 2004 after operating lease adjustment		3,1	498,7	(269,9)	145,1	1 668,9	10,1	2 056,0
Adjusted for IFRS								
IFRS 1 First-time Adoption	Note 2.2					77,1		77,1
IFRS 2 Share-based Payments	Note 2.3				9,0	(9,0)		–
Equity at 31 March 2004 after IFRS and other adjustments		3,1	498,7	(269,9)	154,1	1 737,0	10,1	2 133,1



for the years ended 31 March

Foschini Limited and its subsidiaries

2. **Transition to IFRS** continued

Balance sheet as at 31 March 2005

	2005 As Previously Stated* Rm	Note 2.1 Amounts Restated/ Reclassified	2005 Restated for Leases and Other Rm	Note 2.2 IFRS 1 Rm	Note 2.3 IFRS 2 Rm	2005 Restated Rm
ASSETS						
Non-current assets						
Property, plant and equipment	370,0		370,0	103,4		473,4
Goodwill	28,6		28,6			28,6
Preference share investment	200,0		200,0			200,0
Loans	6,6		6,6			6,6
Private label card receivables	60,1		60,1			60,1
Loan receivables	398,6		398,6			398,6
Participation in export partnerships	120,7		120,7			120,7
Deferred taxation	215,5	(6,4)	209,1	0,8		209,9
	1 400,1	(6,4)	1 393,7	104,2	–	1 497,9
Current assets						
Inventory	912,1		912,1			912,1
Trade receivables – retail	1 744,3		1 744,3			1744,3
Private label card receivables	231,6		231,6			231,6
Other receivables and prepayments	147,0		147,0			147,0
Loan receivables	260,3		260,3			260,3
Participation in export partnerships	90,6		90,6			90,6
Cash	36,2		36,2			36,2
	3 422,1	–	3 422,1	–	–	3 422,1
Total assets	4 822,2	(6,4)	4 815,8	104,2	–	4 920,0
EQUITY AND LIABILITIES						
Equity attributable to equity holders of Foschini Limited						
Share capital	3,1		3,1			3,1
Share premium	498,7		498,7			498,7
Treasury shares	(440,5)	21,8	(418,7)			(418,7)
Dividend reserve	245,3		245,3			245,3
Hedging reserve	1,7		1,7			1,7
Share-based payments reserve	–		–		22,7	22,7
Retained earnings	2 076,2	15,6	2 091,8	74,9	(22,7)	2 144,0
	2 384,5	37,4	2 421,9	74,9	–	2 496,8
Minority interest	16,0		16,0			16,0
Total equity	2 400,5	37,4	2 437,9	74,9	–	2 512,8
Non-current liabilities						
Interest-bearing debt	553,4		553,4			553,4
Operating lease liability	346,9	(22,0)	324,9			324,9
Deferred taxation	131,0		131,0	29,3		160,3
	1 031,3	(22,0)	1 009,3	29,3	–	1 038,6
Current liabilities						
Short-term loans	2,7		2,7			2,7
Trade and other payables	952,5		952,5			952,5
Taxation payable	326,3	(21,8)	304,5			304,5
Employee benefit accruals	108,9		108,9			108,9
	1 390,4	(21,8)	1 368,6	–	–	1 368,6
Total liabilities	2 421,7	(43,8)	2 377,9	29,3	–	2 407,2
Total equity and liabilities	4 822,2	(6,4)	4 815,8	104,2	–	4 920,0

*Amounts reflected are after the adjustment in respect of operating leases.

Foschini Limited and its subsidiaries

2. **Transition to IFRS** continued

Income statement for the year ended 31 March 2005

	2005 As Previously Stated Rm	Note 2.1 Amounts Restated/ Reclassified	2005 Restated for Leases Rm	Note 2.2 IFRS 1 Rm	Note 2.3 IFRS 2 Rm	2005 Restated Rm
Revenue	5 994,4		5 994,4			5 994,4
Retail turnover	5 279,3		5 279,3			5 279,3
Cost of turnover	2 999,5		2 999,5			2 999,5
Gross profit	2 279,8		2 279,8			2 279,8
Interest received	488,9		488,9			488,9
Dividends received	14,3		14,3			14,3
Net trading expenses	(1 583,3)	22,0	(1 561,3)	(3,2)	(13,7)	(1 578,2)
Operating profit before finance charges	1 199,7	22,0	1 221,7	(3,2)	(13,7)	1 204,8
Interest paid	58,4		58,4			58,4
Profit before tax	1 141,3	22,0	1 163,3	(3,2)	(13,7)	1 146,4
Income tax expense	363,2	6,4	369,6	(1,0)		368,6
Profit for the year	778,1	15,6	793,7	(2,2)	(13,7)	777,8
Attributable to:						
Equity holders of Foschini Limited	767,3	15,6	782,9	(2,2)	(13,7)	767,0
Minority interests	10,8	–	10,8	–	–	10,8
Profit for the year	778,1	15,6	793,7	(2,2)	(13,7)	777,8

Note 2.1: Amounts Restated/Reclassified

Certain amounts were restated as a result of adopting the additional guidance to IAS 17 (Leases). Refer note 28.

Certain amounts were restated due to a reclassification between equity and current liabilities.

Note 2.2: IFRS 1 – First-time Adoption

The fair value of buildings was adopted as deemed cost and the depreciation adjusted accordingly.

The corresponding net credit to equity is stated net of the relevant tax effect.

Note 2.3: IFRS 2 – Share-based Payments

In accordance with the requirements of IFRS 2, the group has recognised an expense in the income statement, with a corresponding credit to equity, representing the fair value of outstanding employee share options with regards to its equity-settled scheme. The fair value at the grant date is charged to income over the relevant option term.



Foschini Limited and its subsidiaries

	2006 Rm	2005 Rm
3. Property, Plant and Equipment		
Land and buildings		
At deemed cost/cost	**231,4**	64,1
Valuation to deemed cost	**–**	106,6
Accumulated depreciation	**(46,6)**	(42,7)
Net book value at the end of the year	**184,8**	128,0
Shopfitting, equipment and vehicles		
At cost	**1 389,6**	1 174,0
Accumulated depreciation	**(973,6)**	(828,6)
Net book value at the end of the year	**416,0**	345,4
Capitalised leased assets		
At cost	**17,5**	17,5
Accumulated depreciation	**(17,5)**	(17,5)
Net book value at the end of the year	**–**	–
Total		
At cost	**1 638,5**	1 255,6
Valuation to deemed cost	**–**	106,6
Accumulated depreciation	**(1 037,7)**	(888,8)
Net book value at the end of the year	**600,8**	473,4

Analysis of movements	Land and buildings	Shop-fitting, equipment and vehicles	Total
Net book value at 1 April 2004 as previously stated	13,0	302,6	315,6
IFRS transitional adjustment – valuation to deemed cost	106,6	–	106,6
Restated net book value at 1 April 2004	119,6	302,6	422,2
Additions	11,6	172,7	184,3
Disposals	–	(8,8)	(8,8)
Depreciation	(3,2)	(121,1)	(124,3)
Restated net book value at 31 March 2005	128,0	345,4	473,4
Additions	60,7	222,0	282,7
Disposals	–	(6,4)	(6,4)
Depreciation	(3,9)	(145,0)	(148,9)
Net book value at 31 March 2006	184,8	416,0	600,8

None of the group's assets are in any way encumbered.
Registers of the land and buildings are available for inspection at the head office of the company at Parow East.



Foschini Limited and its subsidiaries

	2006 Rm	2005 Rm
4. Goodwill		
Carrying amount at the beginning of the year – under SA GAAP		
– cost		40,3
– accumulated amortisation netted off against cost		(18,0)
		22,3
Arising on acquisition		6,3
Carrying amount at the end of the year – under IFRS	**28,6**	28,6
Closing carrying amount comprises:		
Totalsports acquisition	**9,3**	9,3
RCS Personal Finance piecemeal acquisition	**17,7**	17,7
Instinct brand	**1,6**	1,6
	28,6	28,6

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable assets acquired.

In line with the requirements of IFRS 3/AC 140 (Business Combinations), goodwill is not amortised.

The carrying amount of goodwill has been reflected as the deemed cost of the goodwill.

No impairment losses have been recognised as the recoverable amounts exceed the carrying amounts.

The following significant assumptions have been applied when reviewing the goodwill impairment:
- asset values have been based on the carrying amounts for the financial period;
- *profit for the year has been based on actual amounts for the financial period;*
- future expected profits have been estimated using historical information and approved budgets; and
- rate of return has been determined by using risk-free rate, systematic risk rate and beta.

	2006 Rm	2005 Rm
5. Preference Share Investment		
Cumulative preference shares	**200,0**	200,0
Deduct amount redeemable within one year, included in current assets	**200,0**	–
	–	200,0

Comprises two investments of R100 million each, both redeemable on 3 June 2006, with dividends payable biannually on 30 November and 31 May. These investments earn interest at a rate of 63,5% of prime and 63,75% of prime respectively, compounded semi annually.

	2006 Rm	2005 Rm
6. Loans		
Housing loans	**5,4**	8,1
Deduct amount to be repaid within one year, included in other receivables and prepayments	**1,3**	1,5
	4,1	6,6

Housing loans made to employees are secured by mortgage bonds, bear interest at varying rates linked to prime and are repayable over varying periods, not exceeding 20 years.

	2006 Rm	2005 Rm
7. Private Label Card Receivables		
Private label card receivables	**480,1**	291,7
Deduct amount to be repaid within one year, included in current assets	**390,0**	231,6
	90,1	60,1

Private label card receivables comprise a number of individual unsecured revolving card accounts, which either attract interest at a variable rate as per the Usury Act or are interest free accounts on a three-month repayment plan. The effective interest rate on these receivables for the year under review is 25,1%. The amounts are repayable over periods not exceeding two years.

These receivables have been ceded to the Standard Bank of South Africa Limited (SBSA) as security for the loan advanced by SBSA to RCS Investment Holdings (Pty) Ltd. Refer note 16.

Foschini Limited and its subsidiaries

	2006 Rm	2005 Rm
8. Loan Receivables		
Loan receivables	**817,5**	658,9
Deduct amount to be repaid within one year, included in current assets	**319,9**	260,3
	497,6	398,6

Loan receivables comprise a number of individual unsecured loans. The loans bear interest at fixed rates determined on the initial advance of the loan based on the risk profile of the customer. The effective rate of interest earned during the year under review is 36,0%.

These receivables have been ceded to the Standard Bank of South Africa Limited (SBSA) as security for the loan advanced by SBSA to RCS Investment Holdings (Pty) Ltd. Refer note 16.

	2006 Rm	2005 Rm
9. Participation in Export Partnerships		
Certain subsidiary companies participated in various export partnerships, whose business was the purchase and export sale of containers. The partnerships bought and sold the containers in terms of long-term suspensive purchase and credit sale agreements respectively, with repayment terms usually over a 10 to 15-year period. (Refer note 19.)	**117,1**	211,3
Deduct amount to be repaid within one year, included in current assets	**8,5**	90,6
	108,6	120,7
10. Deferred Taxation		
Balance at 1 April	**16,9**	150,6
IFRS and other transitional adjustments:		
Operating leases	**(94,8)**	(101,2)
Capital allowances	**28,3**	29,3
Balance at 1 April after IFRS and other adjustments	**(49,6)**	78,7
Secondary tax on companies	**(9,8)**	–
Operating leases	**2,0**	6,4
Working capital allowances	**4,5**	(47,9)
Capital allowances	**(0,5)**	8,5
Restraint of trade	**1,8**	3,8
Export partnerships (refer note 9)	**(6,4)**	(98,6)
Tax rate	**–**	(0,5)
At 31 March	**(58,0)**	(49,6)
Arising as a result of:		
Deferred tax assets		
– Secondary tax on companies	**(9,8)**	–
– Operating leases	**(92,8)**	(94,8)
– Working capital changes	**(105,9)**	(110,4)
– Capital allowances	**(3,4)**	(2,9)
– Restraint of trade	**–**	(1,8)
Deferred tax asset	**(211,9)**	(209,9)
Deferred tax liability		
– Capital allowances	**29,3**	29,3
– Export partnerships (refer note 9)	**124,6**	131,0
Deferred tax liability	**153,9**	160,3
Total deferred tax	**(58,0)**	(49,6)

Foschini Limited and its subsidiaries

	2006 Rm	2005 Rm
11. Inventory		
Merchandise	**1 045,8**	819,2
Raw materials	**20,0**	25,2
Goods in transit	**25,0**	67,7
	1 090,8	912,1
12. Trade Receivables – Retail		
6-month revolving credit	**1 466,0**	1 249,0
12-month extended credit	**650,6**	495,3
	2 116,6	1 744,3

The effective rate of interest earned on the above receivables during the year under review is 12,1%.

13. Share Capital

13.1 Authorised

	2006 Rm	2005 Rm
200 000 (2005: 200 000) 6,5% Cumulative Preference Shares of R2 each	**0,4**	0,4
600 000 000 (2005: 600 000 000) Ordinary Shares of 1,25 cents each	**7,5**	7,5
	7,9	7,9

	Number of shares 2006	Number of shares 2005	2006 Rm	2005 Rm
13.2 Issued				
Ordinary share capital				
Ordinary shares of 1,25 cents each				
Total in issue – company and group	**240 498 241**	240 498 241	**3,0**	3,0
Shares held by subsidiary	**(16 877 827)**	(16 877 827)	**(0,2)**	(0,2)
Shares held by share incentive trust	**(11 049 675)**	(11 755 862)	**(0,1)**	(0,1)
Balance at the end of the year – company	**240 498 241**	240 498 241	**3,0**	3,0
Balance at the end of the year – group	**212 570 739**	211 864 552	**2,7**	2,7
Preference share capital				
200 000 (2005: 200 000) 6,5% Cumulative Preference Shares of R2 each			**0,4**	0,4
Total issued share capital – company			**3,4**	3,4
Total net issued share capital – group			**3,1**	3,1

13.3 Unissued

In terms of the provisions of the Companies Act No 61 of 1973, and limited to the issuing of shares in terms of the company's obligations under the staff share incentive schemes, the unissued ordinary shares are under the control of the directors only until the forthcoming annual general meeting.

In terms of a special resolution passed at the annual general meeting of the company on 31 August 2005 shareholders renewed the approval, as a general authority, of the acquisition by the company or any of its subsidiaries, of the issued ordinary shares of the company, not exceeding 20% in the aggregate in any one financial year. The general authority is subject to the Listings Requirements of the JSE Limited and the Companies Act No 61 of 1973 of South Africa as amended, and is valid only until the company's next annual general meeting.

13.4 Treasury shares

As at 31 March 2006 a subsidiary, Foschini Stores (Pty) Ltd, held 16 877 827 (2005: 16 877 827) shares, representing 7,0% (2005: 7,0%) of the company's share capital, as shown above. The Foschini Share Incentive Trust held 11 049 675 (2005: 11 755 862) shares, representing 4,6% (2005: 4,9%) of the company's share capital.

Foschini Limited and its subsidiaries

	2006	2005
13. **Share Capital** continued		
13.5 **Share incentive scheme**		
Certain employees of the group participate in the share incentive scheme.		
The scheme rules provide that delivery and payment for the shares takes place in three equal tranches on the second, fourth and sixth anniversary of the date on which the options were exercised.		
The fair value of options granted after 7 November 2002 was determined using an adjusted binomial option-pricing model. The assumptions used in determining the fair value are as follows:		
Options granted and exercised during the financial year ending 31 March		
Exercise price	**R36,36 to R52,41**	R28,50 to R40,00
Expected volatility	**27,0% to 32,7%**	25,8% to 35,7%
Expected dividend yield	**3,5%**	3,5%
Risk-free interest rate	**7,1% to 8,0%**	7,0% to 8,5%
The group recognised total expenses of R19,0 (2005: R13,7) million related to these equity-settled share-based payment transactions during the year.		
Details of the share options outstanding at the end of the year are set out below.		

		Number of share options	
		2006	2005
Foschini Staff Share Incentive Scheme (1990)			
Options granted, but not exercised at 1 April		**38 017**	221 585
Options exercised during the year		**(19 009)**	(183 568)
Options cancelled during the year		**–**	–
Options granted, but not exercised at 31 March		**19 008**	38 017
Options may be exercised during the following financial year:			
Year	Average price		
2007	R10,23	**19 008**	
Foschini 1997 Share Option Scheme			
Options exercised, subject to future delivery, at 1 April		**23 063 718**	19 601 787
Options exercised during the year, subject to future delivery		**115 254**	5 479 000
Options delivered during the year		**(6 137 242)**	(2 017 069)
Options exercised, subject to future delivery, at 31 March		**17 041 730**	23 063 718
Options will be delivered during the following financial years:			
Year	Average price		
2007	R24,11	**2 958 817**	
2008	R12,03	**6 169 341**	
2009	R36,01	**1 779 608**	
2010	R14,60	**4 245 642**	
2011	R36,01	**1 779 784**	
2012	R40,00	**108 538**	
		17 041 730	
Both schemes are administered by The Foschini Share Incentive Trust which holds shares in Foschini Limited as follows:			
Shares held at the beginning of the year		**11 755 862**	5 241 799
Options exercised during the year		**(19 009)**	(183 568)
Shares delivered during the year		**(6 137 242)**	(2 017 069)
Shares purchased during the year		**5 450 064**	8 714 700
Shares held at the end of the year		**11 049 675**	11 755 862

Foschini Limited and its subsidiaries

13. **Share Capital** continued

13.6 **Directors' Interest**

At 31 March 2006, the directors were interested in the company's issued shares as follows:

	Shares 000's	Options exercised 000's	Price per share R	Year of delivery	**2006** Total 000's	2005 Total 000's
Non-executive						
E Osrin (beneficial)	100,0	–	–	–	**100,0**	100,0
D M Nurek (non-beneficial)	10,0	–	–	–	**10,0**	10,0
S E Abrahams	–	–	–	–	**–**	–
Prof. F Abrahams	–	–	–	–	**–**	–
L F Bergman	–	–	–	–	**–**	–
W V Cuba	–	–	–	–	**–**	–
N H Goodwin (beneficial)	27,0	–	–	–	**27,0**	27,0
	137,0	–	–	–	**137,0**	137,0
M Lewis (beneficial)	222,1	–	–	–	**222,1**	222,1
M Lewis (non-beneficial)	16 376,6	–	–	–	**16 376,6**	21 376,6
	16 598,7	–	–	–	**16 598,7**	21 598,7
Total non-executive	16 735,7	–	–	–	**16 735,7**	21 735,7
Executive						
D M Polak (beneficial)	1 038,0	–	–	–	**1 038,0**	724,5
D M Polak (non-beneficial)	212,0	–	–	–	**212,0**	212,0
D M Polak	–	–	9,70	2006	**–**	302,5
D M Polak	–	–	6,35	2006	**–**	413,3
D M Polak	–	–	16,60	2006	**–**	283,3
D M Polak	–	–	18,80	2006	**–**	200,0
D M Polak	–	200,0	36,00	2007	**200,0**	200,0
D M Polak	–	302,5	9,70	2008	**302,5**	302,5
D M Polak	–	479,2	6,35	2008	**479,2**	479,2
D M Polak	–	283,3	16,60	2008	**283,3**	283,3
D M Polak	–	200,0	18,80	2008	**200,0**	200,0
D M Polak	–	200,0	36,00	2009	**200,0**	200,0
D M Polak	–	302,5	9,70	2010	**302,5**	302,5
D M Polak	–	283,3	16,60	2010	**283,3**	283,3
D M Polak	–	200,0	18,80	2010	**200,0**	200,0
D M Polak	–	200,0	36,00	2011	**200,0**	200,0
	1 250,0	2 650,8	–	–	**3 900,8**	4 786,4
R Stein (beneficial)	367,5	–	–	–	**367,5**	322,4
R Stein (non-beneficial)	275,7	–	–	–	**275,7**	205,2
R Stein	–	–	9,70	2006	**–**	143,3
R Stein	–	–	18,80	2006	**–**	93,3
R Stein	–	–	16,60	2006	**–**	116,7
R Stein	–	–	6,35	2006	**–**	197,8
R Stein	–	90,0	36,00	2007	**90,0**	90,0
R Stein	–	143,3	9,70	2008	**143,3**	143,3
R Stein	–	93,3	18,80	2008	**93,3**	93,3
R Stein	–	116,7	16,60	2008	**116,7**	116,7
R Stein	–	197,8	6,35	2008	**197,8**	197,8
R Stein	–	90,0	36,00	2009	**90,0**	90,0
R Stein	–	143,3	9,70	2010	**143,3**	143,3
R Stein	–	93,3	18,80	2010	**93,3**	93,3
R Stein	–	116,7	16,60	2010	**116,7**	116,7
R Stein	–	90,0	36,00	2011	**90,0**	90,0
	643,2	1 174,4	–	–	**1 817,6**	2 253,1
Total executive	1 893,2	3 825,2	–	–	**5 718,4**	7 039,5
Total	18 628,9	3 825,2	–	–	**22 454,1**	28 775,2

No changes have been advised since 31 March 2006.

Foschini Limited and its subsidiaries

	2006 Rm	2005 Rm
14. Dividend Reserve		
Cash dividends and the related STC charge are accounted for in the period when the dividend is declared.		
A final dividend of 140,0 (2005:102,0) cents per share was declared on 25 May 2006 to ordinary shareholders, which will be paid during the course of the new financial year. In terms of IAS 10 no liability has been raised.		
	336,6	245,3

15. Minority Interest

The effective holding by minorities in the financial services division increased from 8,04% to 25% during the current financial year.

As we announced on SENS on 29 August 2005, the Standard Bank of South Africa Limited (SBSA) acquired an initial 25% of RCS Investment Holdings (Pty) Ltd (RCSIH) with an option to acquire an additional 20% in the future, half of which was exercised on 1 April 2006. The balance of 10% is available to be exercised on 1 April 2007. The agreement was subject to the fulfilment of certain conditions that have subsequently been met. This transaction was approved by the South African Competition Authority on 30 November 2005.

In terms of the agreement, SBSA has a put option which expires on 31 March 2007 in terms of which it may put its holding in RCSIH back to the group. This put may only be exercised if the proposed National Credit Act severely impacts on the RCSIH business. The directors are of the opinion that the put option will not be exercised.

Since the agreement provided for SBSA to acquire a 45% holding in RCSIH by 1 April 2007, the transaction further provided that there would be no minorities other than SBSA in order to ensure that the group retained ultimate control. The agreement entered into with SBSA accordingly required all minorities to sell their existing 8,04% directly to SBSA for a pro-rata share of the price in respect of the initial 25% shareholding acquired by SBSA. The minorities included the six members of the operating board. These members' pro-rata share of the proceeds was R92,3 million in aggregate.

In addition to the 8,04% shareholding acquired from existing minorities, a further 16,96% share was acquired through the issue of new shares in RCSIH resulting in a dilution in shareholding of 16,96% (refer note 32.5) and thus resulting in SBSA's total shareholding being 25% at 31 March 2006, with the remaining 75% being held by the group.

	2006 Rm	2005 Rm
16. Interest-bearing Debt		
Fluctuating loans in terms of long-term bank facilities at prevailing interest rates	**797,0**	553,4
These amounts are unsecured, except for an amount of R224,6 million advanced by the Standard Bank of South Africa Limited (SBSA) to RCS Investment Holdings (Pty) Ltd (RCSIH) and its subsidiaries in terms of a funding agreement between the parties. This funding agreement is not subject to any guarantee or security from Foschini Limited or any of its subsidiaries except RCSIH and accordingly can only be repaid out of the cash flows of RCSIH and its subsidiaries. Certain receivables have been ceded to SBSA as security for this loan. Refer notes 7 and 8.		
The group's borrowing powers in terms of the articles of association of the company are unlimited.		
17. Trade and Other Payables		
Trade payables	**711,1**	617,5
VAT payable	**18,1**	20,0
Other payables and accruals	**253,1**	315,0
	982,3	952,5

18. Employee Benefit Accruals

	Post-retirement medical aid* Rm	Leave pay Rm	AIDS Rm	Total Rm
Balance at 1 April 2004	69,7	21,8	10,0	101,5
Net provisions made during the year	6,4	1,0	–	7,4
Balance at 1 April 2005	76,1	22,8	10,0	108,9
Net provisions made during the year	4,0	–	–	4,0
Balance at 31 March 2006	**80,1**	**22,8**	**10,0**	**112,9**

*Refer note 29.4

Foschini Limited and its subsidiaries

19. **Financial Instruments**

19.1 Foreign currency management

Operating subsidiaries undertake transactions denominated in foreign currencies and hence exposure to exchange rate fluctuations arise. Exchange rate exposure is hedged through the use of forward exchange contracts. Refer to note 21 for details.

19.2 Credit risk management

Credit risk arises on cash equivalents, investments, loans, participation in export partnerships, private label card receivables, loan receivables and trade receivables – retail. The risk on cash equivalents and investments is managed through dealing with well-established financial institutions with high credit standing. The risk arising on trade receivables – retail, loans and private label card receivables is managed through a stringent group policy on the granting, continual review and monitoring of credit sales and loan advances. A company listed on the JSE Limited has warranted certain important cash flow aspects of the subsidiary companies' participation in export partnerships.

19.3 Cash flow and liquidity risk management

The risk is managed through cash flow forecasts and ensuring that adequate borrowing facilities are maintained. In terms of the articles of association, the group's borrowing powers are unlimited.

19.4 Fair values of financial instruments

At 31 March 2006 the carrying amounts of cash on hand and in bank, trade receivables – retail and trade and other payables approximate their fair values due to their short-term maturities. The fair value of loans and other receivables approximate their carrying value as disclosed on the balance sheet. The fair value of interest-bearing debt approximates its disclosed carrying value.

The cash flows from the participation in export partnerships (note 9), to be received by the subsidiary companies have not been discounted. For fair presentation purposes, any impairment to the participation in export partnerships will result in a corresponding reduction in the related deferred taxation liability and thus there would be no impact on the net cash flow statement and the income statement of the subsidiary companies.

19.5 Interest rate management

The group is exposed to interest rate risk as it both borrows and invests funds. This risk is managed by maintaining an appropriate mix of fixed and floating rate instruments with reputable financial institutions.

The effective rates on financial instruments at 31 March 2006 are disclosed in the applicable notes to the financial statements. The terms of maturity are set out below:

				2006	2005
	1 year or less Rm	1 year to 5 years Rm	Non-interest bearing Rm	**Total Rm**	Total Rm
Assets					
Cash	62,5			**62,5**	36,2
Trade receivables – retail	2 116,6			**2 116,6**	1 744,3
Private label card receivables	390,0	90,1		**480,1**	291,7
Other receivables and prepayments	1,3		180,6	**181,9**	147,0
Participation in export partnerships			117,1	**117,1**	211,3
Loans		4,1		**4,1**	6,6
Loan receivables	319,9	497,6		**817,5**	658,9
Preference share investment	200,0			**200,0**	200,0
Total financial assets	3 090,3	591,8	297,7	**3 979,8**	3 296,0
Liabilities					
Interest-bearing debt		797,0		**797,0**	553,4
Operating lease liability			318,1	**318,1**	324,9
Short-term loans	8,0			**8,0**	2,7
Trade and other payables			982,3	**982,3**	952,5
Employee benefit accruals			112,9	**112,9**	108,9
Total financial liabilities	8,0	797,0	1 413,3	**2 218,3**	1 942,4
Net financial assets (liabilities)	3 082,3	(205,2)	(1 115,6)	**1 761,5**	1 353,6

Notes to the Financial Statements continued

for the years ended 31 March

Foschini Limited and its subsidiaries

	2006 Rm	2005 Rm
20. Post Balance Sheet Event		
Except for the acquisition by the Standard Bank of South Africa Limited of a further 10% share in RCS Investment Holdings (Pty) Ltd on 1 April 2006, no other significant events took place between the end of the financial year under review, and the date of signature of these financial statements. Refer note 15.		
21. Commitments and Contingent Liabilities		
Capital commitments		
Authorised	**26,5**	62,8

Forward Exchange Commitments

The group had forward exchange contracts in various currencies in respect of future commitments, which do not relate to specific balance sheet items. At 31 March 2006 these amounted to:

	Foreign currency 000's	Rand equivalent (at forward cover rate) R'000
US Dollar	22 494	143 586
Euro	398	3 035
British Pound	51	561
		147 182

	2006 Rm	2005 Rm
Contingent liabilities		
There are no known contingent liabilities requiring disclosure.	**–**	–
22. Revenue		
Retail turnover	**6 432,1**	5 279,3
Interest received (refer note 23)	**644,1**	488,9
Dividends received – retail	**13,4**	14,3
Merchants' commission – financial services	**47,9**	60,7
Club income	**87,0**	75,0
Insurance income – retail	**26,7**	34,6
Insurance income – financial services	**55,5**	41,6
	7 306,7	5 994,4
23. Interest Received		
Interest received		
– trade receivables – retail	**253,0**	211,2
– loan receivables	**290,9**	227,7
– private label card receivables	**100,2**	50,0
	644,1	488,9



Foschini Limited and its subsidiaries

	2006 Rm	2005 Rm
24. **Operating Profit before Finance Charges**		
Operating profit before finance charges has been arrived at after taking account of:		
Net trading expenses		
– depreciation	**(148,9)**	(124,3)
– employee costs: normal	**(813,9)**	(709,8)
– employee costs: bonuses	**(51,9)**	(48,6)
– employee costs: share-based payments	**(19,0)**	(13,7)
– store occupancy costs: normal	**(459,6)**	(403,2)
– store occupancy costs: lease liability adjustment	**6,8**	22,0
– net other operating costs	**(327,9)**	(300,6)
	(1 814,4)	(1 578,2)
The following disclosable amounts are included above.		
Auditors' remuneration		
– audit fees	**1,8**	1,5
– fees for other services	**0,3**	0,4
Donations to Foschini Foundation	**10,0**	20,0
Loss on sale of property, plant and equipment	**(1,6)**	(3,4)
Retirement fund expenses	**57,5**	50,8
Receivables impairment	**204,7**	155,6
25. **Income Tax Expense**		
South African Normal Taxation		
– current year	**427,4**	421,3
– prior year (over) under provision	**(4,0)**	46,1
Secondary tax on companies	**58,3**	25,9
South African Deferred Taxation		
– current year	**(3,7)**	(82,5)
– prior year over (under) provision	**4,0**	(46,1)
– secondary tax on companies	**(9,8)**	–
– rate change	**–**	(0,5)
Non-South African Current Taxation		
– current year	**5,8**	4,0
– prior year under (over) provision	**0,1**	(0,4)
Non-South African Deferred Taxation		
– deferred taxation	**1,1**	0,8
	479,2	368,6
	%	%
Reconciliation of tax rate		
Effective tax rate	**32,2**	32,2
Exempt income	**0,6**	1,4
Non-deductible expenditure	**(0,5)**	(1,3)
Non-South African tax rate	**(0,1)**	(0,1)
Secondary tax on companies and withholding tax on dividends	**(3,2)**	(2,3)
Rate change	**–**	0,1
South African statutory rate	**29,0**	30,0

Foschini Limited and its subsidiaries

	2006 Rm	2005 Rm
26. Earnings		
Profit attributable to equity holders of Foschini Limited	**986,9**	767,0
Headline earnings	**986,9**	767,0
Weighted average number of ordinary shares in issue	**213 134 827**	213 285 162
Earnings per ordinary share (cents)	**463,0**	359,6
Headline earnings per ordinary share (cents)	**463,0**	359,6
The calculations of diluted earnings and headline earnings per share are based on the weighted average number of issued ordinary shares as follows:		
Weighted average number of ordinary shares as above	**213 134 827**	213 285 162
Number of shares that would have been issued for no consideration	**6 362 895**	5 161 959
Weighted average number of ordinary shares used for dilution	**219 497 722**	218 447 121
27. Operating Lease Obligations		
The group leases most of its trading premises under operating leases.		
Leases on trading premises are contracted for periods of between five and ten years, with renewal options for a further five years, wherever possible. The lease agreements for certain stores provide for a minimum annual rental payment and additional payments determined on the basis of turnover. Turnover rentals, where applicable, average approximately 4,5% of turnover. Rental escalations vary, but average at a rate of approximately 8% per annum.		
At 31 March, future non-cancellable minimum lease rentals are as follows:		
Less than one year	**471,8**	413,6
More than one year and less than five years	**1 338,0**	1 190,6
More than five years	**114,1**	135,9

An amount of R318,1 million (2005: R324,9 million) has already been recognised as a liability in respect of operating leases. Refer note 28.

28. **Lease Adjustment**

In terms of the additional guidance to IAS 17 (Leases), escalations in operating lease rentals are no longer recognised in the periods they are actually incurred, but are now charged in the income statement on a straight-line basis over the term of the leases. The impact has been a reduction in opening retained income at 1 April 2004 of R245,5 million after tax. The impact on current year profits is an increase of R6,8 (2005: R22,0) million before tax.

29. **Employee Benefits**

29.1 **Share incentive scheme**

Refer note 13.5.

29.2 **Housing loans**

Refer note 6.

29.3 **Retirement funds**

The Foschini Group Retirement Fund, which is governed by the provisions of the Pension Funds Act No. 24 of 1956, is a defined contribution plan. It provides comprehensive retirement and associated benefits for members and their dependants.

All permanent employees of wholly-owned subsidiaries of Foschini Limited are members of the retirement fund. An actuarial valuation of the fund was performed as at 31 December 2003, in which the valuator reported that the fund was in a sound financial position. The next actuarial valuation is due to be performed as at 31 December 2006.

Employees of RCS Investment Holdings (Pty) Ltd, a non-wholly-owned subsidiary, are not members of The Foschini Group Retirement Fund, but receive comparable benefits from the Liberty Life Provident Fund.

Employees of subsidiaries trading outside of the borders of South Africa belong to umbrella funds that comply with the legislation of the relevant countries.

The employers and the members make like contributions in respect of retirement benefits. In addition, the employers cover death and disability benefits, reinsurance and administration and management costs.

Foschini Limited and its subsidiaries

29.4 **Medical Aid**

The company and its wholly-owned subsidiaries operate a defined benefit medical aid scheme for the benefit of their permanent employees. These costs are charged against income as incurred and amounted to R18,2 (2005: R18,4) million. Membership of the scheme is voluntary, except for senior employees. Total membership currently stands at 2 243 principal members in South Africa.

An external medical aid scheme, Ingwe Health Plan, is also available to group employees and is subsidised by the group in the same way as the scheme mentioned above. The plans offered cater for lower income earners, and 177 employees are currently members.

All permanent staff of RCS Investment Holdings (Pty) Ltd, a non-wholly-owned subsidiary, are required to become members of their choice of the medical plans offered by Discovery Health.

Qualifying current employees and retired employees are entitled to post-retirement subsidies. The cost of providing post-retirement medical aid subsidies is actuarially valued every second year in accordance with IAS 19 methodology, and is fully provided for (refer note 18). The charge against income for the year was R4,0 million (2005: R6,4 million). The valuation is sensitive to certain key assumptions including:
– discount rate at 2% higher than medical inflation;
– retirement age of 60 years; and
– resignation over the age of 55 years at 0%.

29.5 **Other**

Group employees and pensioners are entitled to a discount on purchases made at stores within the group.

30. **Directors' Remuneration**

	Fees R'000	Remuneration R'000	Pension Fund R'000	Travel Allowance R'000	Other benefits** R'000	Performance bonus* R'000	**2006 Total R'000**	2005 Total R'000
Non-executive								
E Osrin	525,0	–	–	–	–	–	**525,0**	
D M Nurek	163,8	–	–	–	–	–	**163,8**	
F Abrahams	127,5	–	–	–	–	–	**127,5**	
S E Abrahams	141,2	–	–	–	–	–	**141,2**	
L F Bergman	107,5	–	–	–	–	–	**107,5**	
W V Cuba	107,5	–	–	–	–	–	**107,5**	
N H Goodwin	120,0	–	–	–	–	–	**120,0**	
M Lewis	100,0	–	–	–	–	–	**100,0**	
Total	1 392,5	–	–	–	–	–	**1 392,5**	
Executive								
D M Polak	–	2 849,9	269,8	233,6	133,8	4 099,4	**7 586,5**	
R Stein	–	1 383,3	149,8	193,4	64,9	1 951,7	**3 743,1**	
Total	–	4 233,2	419,6	427,0	198,7	6 051,1	**11 329,6**	
Total remuneration 2006	**1 392,5**	**4 233,2**	**419,6**	**427,0**	**198,7**	**6 051,1**	**12 722,1**	
Non-executive								
E Osrin	450,0	–	–	–	–	–		450,0
D M Nurek	130,0	–	–	–	–	–		130,0
F Abrahams	102,5	–	–	–	–	–		102,5
S E Abrahams	117,5	–	–	–	–	–		117,5
L F Bergman	92,5	–	–	–	–	–		92,5
W V Cuba	92,5	–	–	–	–	–		92,5
N H Goodwin	98,8	–	–	–	–	–		98,8
M Lewis	90,0	–	–	–	–	–		90,0
Total	1 173,8	–	–	–	–	–		1 173,8
Executive								
D M Polak	–	2 662,2	254,3	213,4	156,0	3 664,0		6 949,9
R Stein	–	1 303,0	142,5	189,6	68,1	1 711,7		3 414,9
Total	–	3 965,2	396,8	403,0	224,1	5 375,7		10 364,8
Total remuneration 2005	1 173,8	3 965,2	396,8	403,0	224,1	5 375,7		11 538,6

*The performance bonus relates to the results for the current financial year.
**Other benefits include medical aid and group life cover.

Foschini Limited and its subsidiaries

30. **Directors' Remuneration** continued

Gains made during the year by the executive directors Messrs DM Polak and R Stein, in respect of the sale of their shareholding in RCS Investment Holdings (Pty) Ltd, were R20,1 million and R16,1 million respectively. Refer note 15.

In accordance with the requirements of IFRS 2, the fair value of share options granted to employees is expensed in the income statement over the term of the option. An amount of R2,8 million (2005: R2,5 million) and R1,2 million (2005: R1,1 million) was recognised in respect of options granted to Messrs DM Polak and R Stein respectively.

31. **Related-party Transactions**

Shareholders

An analysis of the principal shareholders of the company is provided in the Shareholdings section of the annual report. For details of directors' interests refer to note 13.6.

Subsidiaries

During the year, in the ordinary course of business, certain companies within the group entered into transactions. These intra-group transactions have been eliminated on consolidation.

Directors

Remuneration

Details relating to executive and non-executive directors' remuneration are disclosed in Note 30.

Interest of directors in contracts

A number of directors of the company hold positions in other entities, where they may have significant influence over the financial or operating policies of these entities. Accordingly, the following are considered to be such entities:

Director	*Entity*	*Position held in entity*
S E Abrahams	Investec Bank Ltd	Non-executive director
F Abrahams	Lewis Group Ltd	Non-executive director
W V Cuba	S Bacher and Company	Chairman
	Safika Holdings (Pty) Ltd	Executive director
D M Nurek	Investec Bank Ltd	Senior executive
	Trencor Ltd	Non-executive director
	Lewis Group Ltd	Non-executive director
R Stein	The Foschini Group Retirement Fund	Trustee

Transactions with the abovementioned entities include:

1. The group has a general banking facility with Investec Bank Ltd.
2. The group sells membership of a club, offering various benefits, to its customers on behalf of Lewis Group Ltd, from which it derives certain income.
3. The jewellery division sources supplies from S Bacher and Company, a distributor of well-known brands of watches.
4. Safika Holdings (Pty) Ltd is a joint venture partner in Umdlalo Fashions (Pty) Ltd which operates the Sportscene store at Cape Town International Airport.
5. Certain group subsidiaries participate in export partnerships with Trencor Ltd group entities.
6. A subsidiary administers the group's retirement fund.

Certain non-executive directors of the group are also non-executive directors of other public companies which transact with the group. Except as disclosed above, the relevant directors do not believe they have significant influence over the financial or operating policies of those companies. Those entities are therefore not disclosed above.

Executive directors are bound by service contracts.

During the current financial year Messrs D M Polak and R Stein disposed of their interest in RCS Investment Holdings (Pty) Ltd to the Standard Bank of South Africa Limited (refer note 15 and note 30).

Loans to directors

No loans have been made to directors.

Employees

Details relating to the share incentive scheme are disclosed in note 13.5.

Key management personnel

Key management personnel are those having authority and responsibility for planning, directing and controlling activities,directly or indirectly, including any director of that entity. Directors and associates of all subsidiary companies have been classified as key management personnel.

Foschini Limited and its subsidiaries

	2006 Rm	2005 Rm
31. **Related-party Transactions** continued		
No key management personnel had a material interest in any contract of significance with any group company during the year under review.		
Remuneration paid to key management personnel is as follows:		
Remuneration	**49,4**	47,6
Pension fund	**5,3**	5,1
Travel allowance	**6,9**	6,6
Other benefits	**1,5**	1,4
Performance bonus	**27,6**	25,0
Fair value of share options granted*	**16,7**	12,8
Gain from sale of RCS Investment Holdings (Pty) Ltd shares (refer note 15)	**92,3**	–
Total remuneration	**199,7**	98,5

* The fair value of options granted is the annual expense determined in accordance with IFRS 2.

	2006 Rm	2005 Rm
32. **Cash Flow**		
32.1 **Operating profit before working capital changes**		
Profit before tax	**1 488,2**	1 146,4
Adjusted for:		
– interest received	**(644,1)**	(488,9)
– interest paid	**79,1**	58,4
– depreciation	**148,9**	124,3
– share-based payments	**19,0**	13,7
– operating lease liability	**(6,8)**	(22,0)
– loss on sale of property, plant and equipment	**1,6**	3,4
Operating profit before working capital changes	**1 085,9**	835,3
32.2 **Working capital changes**		
– increase in inventory	**(178,7)**	(213,0)
– increase in trade and other receivables	**(407,2)**	(323,4)
– increase in trade and other payables	**26,5**	189,0
– increase in employee benefit accruals	**4,0**	7,4
Increase in working capital	**(555,4)**	(340,0)
32.3 **Reconciliation of taxation paid**		
– amount unpaid at the beginning of the year	**(304,5)**	(163,1)
– current year provision	**(487,6)**	(496,9)
– amount unpaid at the end of the year	**327,9**	304,5
	(464,2)	(355,5)
32.4 **Reconciliation of dividends paid**		
– dividends declared during the year	**(388,8)**	(263,8)
– dividends paid by subsidiary to outside shareholders	**(23,9)**	(1,6)
	(412,7)	(265,4)

Foschini Limited and its subsidiaries

	2006 Rm	2005 Rm
32. **Cash Flow** continued		
32.5 **Proceeds on dilution of interest in subsidiary**		
As part of the agreement entered into with the Standard Bank of South Africa Limited (SBSA) (refer note 15), RCS Investment Holdings (Pty) Ltd issued further shares, all of which were acquired by SBSA. This resulted in a dilution of 16,96%.		
The cash flow effects of the acquisition by SBSA of this further 16,96% are reflected below.		
SBSA's holding in this subsidiary at 31 March 2006 was 25%.		
Purchase consideration	**263,8**	–
Fair value of net assets	**74,7**	
Profit on dilution	**189,1**	
Proceeds on dilution of interest in subsidiary	**263,8**	–

33. **Accounting standards and interpretations to be adopted in future years**

There are Standards and Interpretations in issue that are not yet effective. These include the following Standards and Interpretations that are applicable to the group and may have an impact on future financial statements.

IFRS 7

The disclosures provided in respect of financial instruments in the financial statements for the year ending 31 March 2008, as well as comparative information, will be compliant with IFRS 7. The disclosure requirements of IFRS 7 require additional disclosure compared to that required in terms of existing IFRSs in respect of, amongst others, capital objectives and policies.

The adoption of IFRS 7 will not have any impact on the accounting policies adopted for financial instruments.

IFRIC 4

The effect of adopting IFRIC 4 which would be effective for the year ending 31 March 2007, has not yet been determined.

The existing accounting policies applicable to operating and finance leases will not change. The policies will be applied to arrangements falling within the scope of IFRIC 4.

IAS 21

The amendment to IAS 21 will be adopted for the first time for the year ending 31 March 2007.

In terms of the amendment, exchange differences arising from the translation of a monetary item that is denominated in any currency (and not just the functional currency of the reporting entity or the foreign operation that receives the loan) should be recognised in equity in the consolidated financial statements when the monetary item is part of the entity's net investment in that foreign operation. This requirement now applies irrespective of the currency of the monetary item and whether the monetary item results from a transaction of the foreign operation with the reporting entity or any of its subsidiaries.

The impact of this change is that the differences arising on translation of loans to/from the subsidiary in Botswana which are currently recognised in the income statement will be recognised in equity.

This change will not have a material impact on the group results.

Foschini Limited

Balance Sheet

	Note	2006 Rm	2005 Rm
ASSETS			
Non-current assets			
Investment in preference shares		**–**	300,0
Interest in subsidiaries	Appendix 1	**2 512,1**	1 534,5
Deferred taxation		**9,8**	–
		2 521,9	1 834,5
Current assets			
Interest in subsidiaries	Appendix 1	**658,3**	1 437,5
		658,3	1 437,5
Total assets		**3 180,2**	3 272,0
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	13.2	**3,4**	3,4
Share premium		**498,7**	498,7
Dividend reserve	14	**336,6**	245,3
Retained earnings		**2 323,2**	2 505,1
		3 161,9	3 252,5
Current liabilities			
Other payables		**16,7**	18,5
Bank overdraft		**0,1**	0,1
Taxation payable		**1,5**	0,9
		18,3	19,5
Total equity and liabilities		**3 180,2**	3 272,0
Guarantee: The company has guaranteed the overdraft facilities of subsidiary companies. The amounts utilised amounted to		**988,8**	592,8



Foschini Limited

Income Statement

	2006 Rm	2005 Rm
Profit before taxation*	**360,3**	233,1
Taxation – current year	**13,2**	23,8
Profit attributable to ordinary shareholders after taxation	**347,1**	209,3
* after taking account of:		
Dividends received – subsidiary companies	**337,8**	191,1
– preference	**25,4**	44,3

Statement of Changes in Equity

	2006 Rm	2005 Rm
Equity at the beginning of the year	**3 252,5**	3 341,4
Profit for the year	**347,1**	209,3
Dividends paid	**(437,7)**	(298,2)
Equity at the end of the year	**3 161,9**	3 252,5



Foschini Limited
Appendix 1: Subsidiary Companies

Name of Subsidiary	Note	Issued Share Capital R	2006 Cost Rm	2005 Cost Rm	2006 Indebtedness Rm	2005 Indebtedness Rm
Trading subsidiaries						
Foschini Retail Group (Pty) Ltd	2,3,8	2	**102,5**	102,5	**1 420,2**	1 858,2
Retail Credit Solutions (Pty) Ltd	2,8	18 200	**–**	–	**8,3**	28,3
What U Want To Wear (Pty) Ltd	2	66 200	**0,1**	0,1	**–**	–
Markhams (Pty) Ltd	2,7	1	**–**	–	**1 223,0**	614,7
Fashion Retailers (Pty) Ltd	4	250 006	**0,2**	0,2	**–**	–
Foschini Finance (Pty) Ltd	2,7	6	**–**	–	**214,8**	164,0
Foschini Stores (Pty) Ltd	2	1	**–**	–	**–**	–
Foschini Botswana (Pty) Ltd	6	636 900	**0,6**	0,6	**–**	–
Foschini Swaziland (Pty) Ltd	5	2	**–**	–	**–**	–
Foschini Investments (Pty) Ltd	2,7	10	**–**	–	**200,0**	200,0
Total trading subsidiaries			**103,4**	103,4	**3 066,3**	2 865,2
Other*			**1,1**	2,6	**(0,4)**	0,8
Total			**104,5**	106,0	**3 065,9**	2 866,0
Summary						
Investment in shares at cost					**104,5**	106,0
Amounts owing by subsidiaries – non-current portion					**2 407,6**	1 428,5
Total non-current portion					**2 512,1**	1 534,5
Amounts owing by subsidiaries – current portion					**658,3**	1 437,5
Total interest in subsidiaries					**3 170,4**	2 972,0

Notes

1. The company owns, directly or indirectly, all the ordinary shares in the subsidiaries listed above.
2. Incorporated in South Africa
3. Included is an amount of R102,5 (2005: R102,5) million representing the fair value of 102 500 R1 preference shares issued 28 February 2002 – directors' valuation at 31 March 2006: R102,5 (2005: R102,5) million.
4. Incorporated in Namibia
5. Incorporated in Swaziland
6. Incorporated in Botswana
7. These loans to subsidiaries are unsecured, interest free and no fixed date for repayment has been determined.
8. These loans to subsidiaries are unsecured, interest free until 30 June 2006 and repayable in annual instalments on 30 June of each year, dependent on profits of the previous financial year.

* A schedule of these details is available on request. Included in this amount is an investment in RCS Investment Holdings (Pty) Ltd which is the group's only non-wholly-owned subsidiary. The group's effective shareholding in this division at 31 March 2006 was 75%, with the balance being held by the Standard Bank of South Africa Limited. Refer note 15.



Shareholdings

Foschini Limited

Analysis of shareholdings at 31 March 2006

SPREAD ANALYSIS

	Number of shareholdings	% of total	Number of shares held	Percentage of shares in issue
1 – 1 000 shares	2 473	46,6	1 205 052	0,5
1 001 – 10 000 shares	1 980	37,3	6 565 469	2,7
10 001 – 100 000 shares	570	10,8	20 729 413	8,6
100 001 – 1 000 000 shares	240	4,5	70 622 484	29,4
1 000 001 shares and over	40	0,8	141 375 823	58,8
	5 303	100,0	240 498 241	100,0

DISTRIBUTION OF SHAREHOLDINGS

Category	Number of shareholdings	% of total	Number of shares held	Percentage of shares in issue
Banks	129	2,4	64 300 184	26,7
Companies	357	6,7	34 500 208	14,4
Insurance Companies	49	0,9	9 052 579	3,8
Mutual Funds	218	4,1	44 797 375	18,6
Nominee Companies and Trusts	989	18,7	19 466 079	8,1
Pension and Provident Funds	344	6,5	57 294 338	23,8
Individuals	3 217	60,7	11 087 478	4,6
	5 303	100,0	240 498 241	100,0

BENEFICIAL SHAREHOLDINGS GREATER THAN 5%

Beneficial interests – direct and indirect, as per share register and information supplied by nominee companies as at 31 March 2006

	Holding	Percentage
Public Investment Corporation	20 818 372	8,7
Foschini Stores (Pty) Ltd	16 877 827	7,0
Lewis family	16 598 667	6,9
Old Mutual Group	12 534 160	5,2
	66 829 026	27,8

FUND MANAGERS' HOLDINGS GREATER THAN 5%

According to disclosures made, the following fund managers administered client portfolios which included more than 5% of the company's issued shares

	Holding	Percentage
Investec Asset Management (SA)	26 152 619	10,9
Old Mutual Asset Managers (SA)	19 611 469	8,1
	45 764 088	19,0

SHAREHOLDING SPREAD

Category	Number of beneficial shareholdings	% of total	Number of shares held	Percentage of shares in issue
Public	5 265	99,3	190 353 112	79,2
Directors	35	0,7	22 217 628	9,2
Trustees	2	–	11 049 674	4,6
Subsidiary	1	–	16 877 827	7,0
Total	5 303	100,0	240 498 241	100,0

Administration

Foschini Limited
Reg. No. 1937/009504/06
JSE codes: FOS – FOSP
ISIN: ZAE000031019 – ZAE000031027

Attorneys
Sonnenberg Hoffmann Galombik

Auditors
KPMG Inc.

Head Office
Stanley Lewis Centre, 340 Voortrekker Road
7500 Parow East
South Africa
Telephone +27 (0) 21 938-1911

Principal Banker
First Rand Bank Limited

Registered Office
Stanley Lewis Centre, 340 Voortrekker Road
7500 Parow East
South Africa

Secretary
R Stein BComm, CA(SA)

Stanley Lewis Centre, 340 Voortrekker Road
7500 Parow East
South Africa

PO Box 6020, 7501 Parow East
South Africa

Sponsor
UBS South Africa (Pty) Ltd
64 Wierda Road East, Wierda Valley
2196 Sandton
South Africa

Transfer Secretaries
Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
2001 Johannesburg
South Africa

PO Box 61051
2107 Marshalltown
South Africa
Telephone +27 (0) 11 370 5000

United States ADR Depositary
The Bank of New York,
101 Barclay Street, 22nd Floor West
New York, NY 10286

Website
http://www.foschinigroup.com

Financial Calendar

Financial year-end	31 March 2006
Annual Report	31 July 2006
Annual general meeting (69th)	30 August 2006
Interim profit announcement	2 November 2006
Dividend payments	
Ordinary	
– final	July 2006
– interim	January 2007
Preference	
– interim	September 2006
– final	March 2007



Notice is hereby given that the sixty-ninth annual general meeting of shareholders of FOSCHINI LIMITED will be held at Stanley Lewis Centre, Voortrekker Road, Parow East, Cape Town on Wednesday, 30 August 2006 at 12h15 for the following purposes:

Ordinary resolution number 1
To receive and adopt the annual financial statements of the company and the group for the year ended 31 March 2006.

Ordinary resolution number 2
To reappoint KPMG Inc. as auditors of the company until the following annual general meeting, and to authorise the directors to determine their remuneration for the past year.

Ordinary resolution number 3
To re-elect Mr E Osrin who is retiring by rotation as an independent non-executive director, in accordance with the provisions of the articles of association of the company; Mr Osrin being eligible, offers himself for re-election as an independent non-executive director.

E Osrin (73)
Eliot Osrin has been an independent non-executive director of the company since 1978. He is a member of the audit, remuneration, risk, nominations and transformation committees.

Ordinary resolution number 4
To re-elect Mr D M Nurek who is retiring by rotation as an independent non-executive director, in accordance with the provisions of the articles of association of the company; Mr Nurek being eligible, offers himself for re-election as an independent non-executive director.

D M Nurek (56)
David Nurek has been an independent non-executive director of the company since 1990. He is a member of the audit, remuneration, risk and nominations committees.

Ordinary resolution number 5
To re-elect Prof. F Abrahams who is retiring by rotation as an independent non-executive director, in accordance with the provisions of the articles of association of the company; Prof Abrahams being eligible, offers herself for re-election as an independent non-executive director.

Prof. F Abrahams (43)
Fatima Abrahams has been an independent non-executive director of the company since 2003. She is a member of the remuneration and transformation committees.

Ordinary resolution number 6
To re-elect Mr D M Polak who is retiring by rotation as an executive director, in accordance with the provisions of the articles of association of the company; Mr Polak being eligible, offers himself for re-election as an executive director.

D M Polak (57)
Dennis Polak has been an executive director of the company since 1996. He is a member of the risk, nominations and transformation committees.

Ordinary resolution number 7
To place the unissued ordinary shares of the company under the control of the directors until the following annual general meeting, subject to the provisions of the Companies Act, 1973, and subject to this authority being limited to issuing shares in terms of the company's obligations under the staff share incentive schemes.

Special resolution number 1
"Resolved that, the company hereby approves, as a general approval contemplated in sections 85(2) and 85(3) of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), the acquisition by the company or any of its subsidiaries from time to time of the issued ordinary shares of the company, upon such terms and conditions and in such amounts as the directors of the company may from time to time determine, but subject to the articles of association of the company, the provisions of the Act and the Listings Requirements of The JSE Limited ("JSE") as presently constituted and which may be amended from time to time, and subject to the following:

1. the repurchase of securities being effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty (reported trades are prohibited);
2. approval by shareholders in terms of a special resolution of the company, in annual general/general meeting, which shall be valid only until the next annual general meeting or for 15 months from the date of the resolution, whichever period is shorter;
3. repurchases may not be made at a price greater than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction is effected;
4. at any point in time, a company may only appoint one agent to effect any repurchase/s on the company's behalf;
5. issuers may only undertake a repurchase of securities, if, after such repurchase, it still complies with paragraphs 3.37 to 3.41 concerning shareholder spread requirements;
6. an issuer or its subsidiary may not repurchase securities during a prohibited period as defined in paragraph 3.67;
7. in terms of this general approval, the acquisition of ordinary shares in any one financial year may not exceed, in aggregate, 20% of the company's issued share capital of that class, at the time that approval is granted, and the acquisition of shares by a subsidiary of the company may not exceed 10% in aggregate, in any one financial year, of the number of issued shares of the company of that class.

Statement by the board of directors of the company
Pursuant to and in terms of the Listings Requirements of the JSE, the board of directors of the company hereby states:

1. the intention of the directors of the company is to utilise the general authority if at some future date the cash resources of the company are in excess of its requirements. In this regard the

directors will take account of, inter alia, an appropriate capitalisation structure for the company, the long-term cash needs of the company, and will ensure that any such utilisation is in the interests of shareholders;

2. in determining the method by which the company intends to repurchase its securities, the maximum number of securities to be repurchased and the date on which such repurchase will take place, the directors of the company will ensure that:

   2.1 the company and the group will be able to pay their debts as they become due in the ordinary course of business for the next 12 months;

   2.2 the assets of the company and the group will be in excess of the liabilities of the company and the group for the next 12 months. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited consolidated annual financial statements;

   2.3 the issued share capital and reserves of the company and the group will be adequate for the purposes of the business of the company and the group for the next 12 months; and

   2.4 the working capital available to the company and the group will be sufficient for the group's requirements for the next 12 months.

   The board of directors of the company will notify the shareholders of the terms of the repurchase of the company shares by publishing an announcement in the press in accordance with the Listings Requirements of the JSE should the company or its subsidiaries cumulatively repurchase more than 3% of the company's issued share capital.

   The board of directors will ensure that its sponsor provides the necessary sponsor letter on the adequacy of the working capital in terms of section 2.12 of the JSE Limited Listings Requirements, prior to the commencement of any purchases of Foschini Ltd shares on the open market after the date of the annual general meeting of the company on 30 August 2006.

Reason and effect of special resolution number 1

The reason for special resolution number 1 is to grant the company a general authority in terms of the Act for the acquisition by the company or any of its subsidiaries of shares issued by the company, which authority shall be valid until the earlier of the next annual general meeting of the company or the variation or revocation of such general authority by special resolution by any subsequent general meeting of the company, provided that the general authority shall not extend beyond 15 months from the date of this general meeting. The passing and registration of this special resolution will have the effect of authorising the company or any of its subsidiaries to acquire shares issued by the company.

Ordinary resolution number 8

"Resolved that, any director of the company be and is hereby authorised to do all such things and sign all such documents as may be necessary for or incidental to the implementation of ordinary resolutions 1 to 7 and special resolution number 1 proposed at the meeting convened to consider this resolution."

To transact any other business that may be transacted at an annual general meeting.

Section 11.26(b) of the Listings Requirements requires the following disclosure, some of which is included in the annual report of which this notice forms part:

- directors and management (section 11.26(b)(i)) – refer pages 10 to 13;
- major shareholders (section 11.26(b)(ii)) – refer page 110;
- material change (section 11.26(b)(iii)) – there have been no material changes in the affairs or financial position of Foschini and its subsidiaries since the date of Foschini's financial year-end and the date of this notice;
- directors' interests in Foschini shares (section 11.26(b)(iv)) – refer note 13;
- share capital of Foschini (section 11.26(b)(v)) – refer note 13;
- directors' responsibility statement (section 11.26(b)(vi)) – the directors, whose names appear on pages 10 and 11 of the annual report of which this notice forms part, collectively and individually accept full responsibility for the accuracy of information pertaining to this notice and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this notice contains all such information; and
- litigation statement (section 11.26(b)(vii)) – there was no material litigation against the company or any of its subsidiaries at the end of the financial year.



General instructions

Members are encouraged to attend, speak and vote at the annual general meeting.

If you hold shares in certificated form (i.e. you have not dematerialised your shares) or are registered as an "own name" dematerialised shareholder, then:

- you may attend and vote at this meeting; alternatively
- you may appoint a proxy to represent you at the meeting by completing the attached form of proxy and lodging it with the transfer secretaries of the company at least 24 hours before the time of the meeting.

If you have dematerialised your shares and are not registered as an "own name dematerialised shareholder" (i.e. specifically instructed your Central Securities Depository Participant ("CSDP") to hold your shares in your own name on the company's sub-register), then, subject to the custody agreement between yourself and your CSDP or broker:

- if you wish to attend the meeting you must contact your CSDP or broker, as the case may be, and obtain the relevant letter of representation from it; alternatively
- if you are unable to attend the meeting but wish to be represented at the meeting, you must contact your CSDP or broker, as the case may be, and furnish it with your voting instructions in respect of the meeting. You must not complete the attached form of proxy. The instructions must be provided in accordance with the custody agreement between yourself and your CSDP or broker, as the case may be, within the time period required by your CSDP or broker, as the case may be.

CSDPs, brokers or their nominees, as the case may be, recorded in the company's sub-register should, when authorised in terms of their mandate or instructed to do so by the owner on behalf of whom they hold dematerialised shares in the company, vote by either appointing a duly authorised representative to attend and vote at the meeting or by completing the attached form of proxy in accordance with the instructions thereon and lodging it with the transfer secretaries of the company at least 24 hours before the time of the meeting.

By order of the board

R Stein
Secretary

25 May 2006



Designed by motiv

PRINTED BY INCE (PTY) LTD

FOSCHINI

Form of Proxy

Foschini Limited

JSE code: FOS   ISIN: ZAE000031019

Incorporated in the Republic of South Africa (Reg. no. 1937/009504/06)

To be returned to the Transfer Secretaries, Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) as soon as possible and not later than 24 hours before the meeting, excluding Saturdays, Sundays and public holidays.

FORM OF PROXY (N.B. FOR USE ONLY BY CERTIFICATED AND "OWN NAME" DEMATERIALISED SHAREHOLDERS)

ANNUAL GENERAL MEETING 30 AUGUST 2006

I/We (full names) ______________________________

of (address) ______________________________

being a member(s) of Foschini Limited and entitled to ______________ votes (ONE PER SHARE HELD)

hereby appoint ______________ or failing him/her ______________

or failing him/her the chairman of the meeting as my/our proxy to act for me/us at the Annual General Meeting of the company to be held at 12h15 on Wednesday 30 August 2006 at Stanley Lewis Centre, 340 Voortrekker Road, Parow East and at any adjournment thereof as follows:

	Insert X in appropriate block		
	For	Against	Abstain
Ordinary resolution No 1 – approval of annual financial statements			
Ordinary resolution No 2 – reappointment of the auditors			
Ordinary resolution No 3 – election of Mr E Osrin as a director			
Ordinary resolution No 4 – election of Mr D M Nurek as a director			
Ordinary resolution No 5 – election of Prof. F Abrahams as a director			
Ordinary resolution No 6 – election of Mr D M Polak as a director			
Ordinary resolution No 7 – general authority to directors in terms of unissued shares			
Special resolution No 1 – general authority to repurchase company shares			
Ordinary resolution No 8 – general authority of directors			

Signed this ______________ day of ______________ 2006

Signature ______________ Assisted by (where applicable) ______________

Please read the notes on the reverse side of this proxy form.

Notes

1. The person whose name stands first on the proxy form and who is present at the annual general meeting will be entitled to act as a proxy to the exclusion of those whose names follow thereafter. If no proxy is inserted in the spaces provided, the chairman shall be deemed to be appointed as the proxy.
2. Unless otherwise instructed above, a proxy is entitled to vote as he thinks fit.
3 A proxy appointed by a member to attend, speak and vote in his stead need not also be a member of the company.
4. In order to be effective this proxy form, and the power of attorney or other authority (if any) under which it is signed, must be RECEIVED by the transfer secretaries of the company, Computershare Investor Services 2004 (Pty) Ltd not less than twenty-four (24) hours before the time appointed for the holding of the meeting or any adjournment thereof, as the case may be, at which the proxy proposes to vote, excluding Saturdays, Sundays and public holidays.
5. Any alteration or correction made to this proxy form must be initialled by the signatory/ies, but may not be accepted by the chairman.
6. If you hold shares in certificated form (i.e. you have not dematerialised your shares) or are registered as an "own name" dematerialised shareholder, then you may attend and vote at this meeting; alternatively you may appoint a proxy to represent you at the meeting by completing the attached form of proxy and lodging it with the transfer secretaries of the company to be RECEIVED at least 24 hours before the time of the meeting, excluding Saturdays, Sundays and public holidays.
7. If you have dematerialised your shares and are not registered as an "own name dematerialised shareholder" (i.e. specifically instructed your Central Securities Depository Participant ("CSDP") to hold your shares in your own name on the company's sub-register), then, subject to the custody agreement between yourself and your CSDP or broker:
   - if you wish to attend the meeting you must contact your CSDP or broker, as the case may be, and obtain the relevant letter of representation from it; alternatively
   - if you are unable to attend the meeting but wish to be represented at the meeting, you must contact your CSDP or broker, as the case may be, and furnish it with your voting instructions in respect of the meeting. You must NOT complete the attached form of proxy. The instructions must be provided in accordance with the custody agreement between yourself and your CSDP or broker, as the case may be, within the time period required by your CSDP or broker, as the case may be.
8. CSDPs, brokers or their nominees, as the case may be, recorded in the company's sub-register should, when authorised in terms of their mandate or instructed to do so by the owner on behalf of whom they hold dematerialised shares in the company, vote by either appointing a duly authorised representative to attend and vote at the meeting or by completing the attached form of proxy in accordance with the instructions thereon and lodging it with the transfer secretaries of the company at least 24 hours before the time of the meeting, excluding Saturdays, Sundays and public holidays.

Designed by motiv
PRINTED BY INCE (PTY) LTD







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